UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México 11300
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2016.

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the fourth quarter of 2016. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on February 27, 2017. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly Information Summary

Total sales during the fourth quarter of 2016 amounted to Ps. 323.8 billion, a 22.6% increase as compared to the same period of 2015.

Operating income recorded during the period amounted to Ps. 230.9 billion, a 177.1% increase as compared to the fourth quarter of 2015.

Total hydrocarbons production averaged 2.9 MMboed, and crude oil production decreased by 9.1%.

The average price of the Mexican crude oil basket decreased by 22.1%, from U.S. $ 40.95 to U.S. $ 33.53 per barrel.

EBITDA totaled Ps. 311.5 billion or U.S. $ 15.1 billion.

Yearly Information Summary

Total sales during 2016 amounted to Ps. 1,079.5 billion, a 7.4% decrease as compared to 2015.

Operating income recorded during the period amounted to Ps. 424.4 billion, a 374.9% increase as compared to last year.

Total hydrocarbons production averaged 3.0 MMboed, and crude oil production decreased by 5.0%

The average price of the Mexican crude oil basket decreased by 17.4%, from U.S. $ 43.12 to U.S. $ 35.63 per barrel.

EBITDA totaled Ps. 686.7 billion or U.S. $33.2 billion.

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from the Company, potential investors must consider all the information included in the Company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability, but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the Company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, the company generally earns less revenue and, therefore, generates lower cash flows and earns less income before taxes and duties because PEMEX's costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, the company earns more revenue and its income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $ 75.00 per barrel since October 2009 and traded above U.S. $ 100.00 per barrel as recently as July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $ 91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $ 53.27 per barrel at the end of 2014, with a weighted average price for the year of U.S. $ 86.00 per barrel. During 2015, the weighted average Mexican crude oil export price was approximately U.S. $ 44.17 per barrel and fell to U.S. $ 26.54 per barrel by the end of December 2015. This decline in crude oil prices had a direct effect on PEMEX's results of operations and financial condition for the year ended December 31, 2015. During 2016, the weighted average Mexican crude oil export price has fallen to a low of U.S. $ 18.90 per barrel, the lowest in twelve years, but has since rebounded to U.S. $ 46.53 per barrel as of December 28, 2016, and an average of U.S. $ 35.63 per barrel during 2016. Future declines in international crude oil and natural gas prices will have a similar negative impact on the company's results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that PEMEX has the right to extract and sell.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of the company's facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from PEMEX's pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and cyber-attacks. In July 2007, two of its pipelines were attacked. In September 2007, six different sites were attacked and 12 of its pipelines were affected. The occurrence of these incidents related to the production, processing and transportation of oil and oil products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean up and repair expenses, equipment damage and damage to the company's facilities. A shutdown of the affected facilities could disrupt PEMEX's production and increase its production costs.

As of the date of this report, there have been no similar occurrences since 2007. However, as a result of the Mexican Government's increase of fuel prices that went into effect as of January 1, 2017, there have been

widespread demonstrations that have prevented PEMEX from accessing certain of its refined products supply terminals and have caused critical gasoline shortages at retail service stations in at least three Mexican states.

Although PEMEX has established an information security program, which includes cybersecurity systems and procedures to protect its information technology, and have not yet suffered a cyber-attack, if the integrity of PEMEX's information technology were ever compromised due to a cyber-attack, its business operations could be disrupted and its proprietary information could be lost or stolen.

PEMEX purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of their losses or that the company may not be found directly liable in connection with claims arising from accidents or other similar events.

Developments in the oil and gas industry and other factors may result in substantial write downs of the carrying amount of certain of PEMEX's assets, which could adversely affect the company's operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. The company's impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.
Changes in the economic, regulatory, business or political environment in Mexico or other markets where the company operates, such as the recent significant decline in international crude oil and gas prices and the devaluation of the peso against the U.S. dollar, among other factors, may result in the recognition of impairment charges in certain of PEMEX's assets. Due to the continuing decline in oil prices, the company has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015, the company recognized an impairment charge of PS. 477,945 million. Nevertheless, during 2016 the company reversed PS. 246,256 million of the impairment loss recorded during 2015, broadly as a result of greater efficiency and changes in the methodology used for reserves valuation, and to a minor extent, by the recovery in prices of crude oil. See Note 12(d) to PEMEX's consolidated financial statements as of December 31, 2015 for further information about the impairment of certain of its assets and Note 12(c) to PEMEX's unaudited consolidated interim-financial statements as of December 31, 2016 for further information about the impairment of certain of its assets.

Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

PEMEX has a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms, could adversely affect PEMEX's financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to the company's heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, its debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on the company's ability to generate positive cash flows, which, together with its continued heavy tax burden, has further exacerbated its ability to fund its

capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise significant amounts of financing from a broad range of funding sources.

As of December 31, 2016, the company's total indebtedness, including accrued interest, was approximately U.S. $ 96.0 billion, in nominal terms, which represents an 10.6% increase (a 28.1% increase in peso terms) compared to its total indebtedness, including accrued interest, of approximately U.S. $ 87.8 billion (PS. 1,493.4 billion) as of December 31, 2015. As of December 31, 2015, PEMEX's total indebtedness, including accrued interest, was approximately U.S. $ 86.8 billion, in nominal terms, which represents an 11.7% increase compared to its total indebtedness, including accrued interest, of approximately U.S. $ 77.7 billion (PS. 1,143.3 billion) as of December 31, 2014. 23.2% of the company's existing debt as of December 31, 2016, or U.S. $ 23.1 billion, is scheduled to mature in the next three years. As of December 31, 2016 and 2015, PEMEX had negative working capital of U.S. $ 3.4 billion and U.S. $ 10.2 billion, respectively. The company's level of debt may increase further in the short or medium term and may have an adverse effect on the company's financial condition, results of operations and liquidity position. To service its debt and to raise funds for its capital expenditures, PEMEX has relied and may continue to rely on a combination of cash flows provided by operations, divestment of non-strategic assets drawdowns under its available credit facilities and the incurrence of additional indebtedness. In addition, the company has taken recent action to improve its financial condition, as described in Note 2 to its unaudited consolidated interim financial statements as of September 30, 2016.

Certain rating agencies have expressed concerns regarding: (1) the total amount of PEMEX's debt; (2) the significant increase in the company's indebtedness over the last several years; (3) its negative free cash flow during 2015 and 2016, primarily resulting from its significant capital investment projects and the declining price of oil; (4) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $ 74.4 billion as of December 31, 2015, and U.S. $ PS. 220.5 billion as of December 31, 2016; and (5) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor's announced the downgrade of PEMEX's stand-alone credit profile from BB+ to BB, and affirmed its global foreign currency rating of "BBB+". On March 31, 2016, Moody's Investors Service announced the revision of PEMEX's global foreign currency and local currency credit ratings from Baa1 to Baa3 and changed the outlook for its credit ratings to negative. On July 26, 2016, Fitch Ratings announced the downgrade of PEMEX's global local currency credit ratings from A- to BBB+.

Any further lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to (1) obtain further financing and (2) invest in projects financed through debt and impair its ability to meet its principal and interest payment obligations with the company's creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in the company's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

If such constraints occur at a time when the company's cash flow from operations is less than the resources necessary to fund its capital expenditures or to meet its debt service obligations, in order to provide additional liquidity to its operations, the company could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to generate funds. A reduction in the company's capital expenditure program could adversely affect its financial condition and

results of operations. Additionally, such measures may not be sufficient to permit the company to meet its obligations.

PEMEX's consolidated financial statements have been prepared under the assumption that the company will continue as a going concern. However, the company's independent auditors stated in its Report of Independent Registered Public Accounting Firm for 2015, that there is substantial doubt about its ability to continue as a going concern as a result of the company's recurring losses from operations and its negative working capital and negative equity. PEMEX's consolidated financial statements and its unaudited consolidated interim financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of that uncertainty. If the actions that PEMEX is taking to improve its financial condition, which are described in detail in Note 2 to PEMEX's unaudited consolidated interim financial statements as of September 30, 2016, it may not be able to continue operating as a going concern.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, the company cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on the company's business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner. This could adversely impact PEMEX's reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in the industry, which, in turn, could have adverse effects on the company's business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. However, growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. While it is still too early to know how these new agreements will be implemented, the company may become subject to market changes, including carbon taxes, efficiency standards, cap and trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015 and February 2016 in response to the recent decline in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.
In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

As part of the market reforms implemented by the landmark energy reform in 2013, the Mexican Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018. On December 21, 2016, the Energy Regulatory Commission announced that gasoline and diesel prices based on market conditions would be introduced on a staggered basis beginning on March 30, 2017, with price liberalization beginning in the northwestern Mexican states on March 30, 2017 and concluding in the southern Mexican states by December 30, 2017. By 2018, it is expected that the Mexican Government will no longer regulate the price of gasoline and diesel. As part of the fuel sector-liberalization program, the Ministry of Finance and Public Credit announced on December 27, 2016 that the price of gasoline and diesel would rise by up to 20.1% and 16.5%, respectively, from January 1, 2017, along with a methodology for determining maximum fuel prices until the staggered fuel-price liberalization announced by the Energy Regulatory Commission is implemented. The increase in diesel and gasoline prices has led to widespread protests and blockades to some of PEMEX's facilities. As a result of the demonstrations, PEMEX has faced distribution problems that have affected its gasoline supply to retail service stations that depend on these terminals mainly in three Mexican states.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), formally assumed office for a six year term as the President of

Mexico. As of the date of this document, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Economic and political developments in the United States may adversely affect PEMEX.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the high degree of economic activity between the two countries generally, including the trading facilitated by the North American Free Trade Agreement ("NAFTA"), as well as physical proximity. In addition, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets. Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. PEMEX's export sales to the United States amounted to Ps. 266.8 billion in 2015, representing 22.9% of total sales and 65.5% of export sales for the year. Higher tariffs on products that PEMEX exports to the United States increase its expenses and decrease its revenues provided that domestic and international prices for PEMEX's products remain constant.

Donald Trump's victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the global capital markets and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico. On January 20, 2017, Donald Trump became president of the United States. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the United States is party to, including NAFTA, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on PEMEX's financial condition, results of operations and ability to repay its debt.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state owned company on October 7, 2014. The Petróleos

Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the Cámara de Diputados (Chamber of Deputies).
The adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. In 2015, approximately 37.5% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. Beginning in 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend in lieu of certain payments that PEMEX paid at the discretion of the Mexican Government. This state dividend will be calculated by the Ministry of Finance and Public Credit as a percentage of the net income that PEMEX generates through activities subject to the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) on an annual basis and approved by the Mexican Congress in accordance with the terms of the Petróleos Mexicanos Law.

The amount PEMEX pays each year under this state dividend will decrease in subsequent years, reaching 0% by 2026. The Mexican Government announced that PEMEX was not required to pay a state dividend in 2016 and will not be required to pay a state dividend in 2017. Although the changes to the fiscal regime applicable to PEMEX are designed in part to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. As of the date of this report, PEMEX is assessing the impact that these changes may have on the company. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products.

As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico. PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX's income and cash flows and the amount of hydrocarbon reserves that the company has the right to extract and sell. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions

to these estimates. PEMEX's ability to maintain its long term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long term goals for growth in production.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure. During 2015, PEMEX's exploratory activity led to the incorporation of proved reserves of approximately 120 million barrels of oil equivalent. This amount, however, was less than the reductions made due to revisions, delimitations and decreased development and production in 2015. Accordingly, PEMEX's total proved reserves decreased by 22.1%, from 12,380 million barrels of crude oil equivalent as of December 31, 2014 to 9,632 million barrels of crude oil as of December 31, 2015.

The company's crude oil production decreased by 3.7% from 2013 to 2014, by 6.7% from 2014 to 2015, and by 5.0% from 2015 to 2016, primarily as a result of the decline of production in the Cantarell, Aceite Terciario del Golfo (ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal Manik projects.

The recent Energy Reform in Mexico outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The decline in oil prices has forced PEMEX to make adjustments to its budget, including a significant reduction of its capital expenditures. Unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract. Nevertheless, the recent Energy Reform has provided PEMEX with opportunities to enter into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in

projects for which the company is more competitive. However, no assurance can be provided that these strategic alliances and partnerships will be successful or reduce PEMEX's capital commitments.

Increased competition in the energy sector due to the new legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities, as well as the import and sale of gasoline. As of the date of this report, the Mexican Government has entered into production sharing contracts with other oil and gas companies following the competitive bidding processes held in July and September 2015 for shallow water blocks and in December 2015 for exploratory blocks and discovered fields in onshore areas. Additional competitive bidding processes will take place in the future. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico and to import and sell gasoline. PEMEX will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. If PEMEX is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

Un-confiscation of PEMEX´s fixed assets

Under the Petróleos Mexicanos Law, the Company cannot be subject to a bankruptcy proceeding until its assets have not been disincorporated of the public domain regime by PEMEX's Board of Directors.

PEMEX may claim some immunity under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

PEMEX is a public sector entity of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against PEMEX unless the U.S. court determines that PEMEX is not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit your ability to enforce judgments against the company in the courts of Mexico. The company also does not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against PEMEX's property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce PEMEX's obligations under any securities issued by Petróleos Mexicanos, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

PEMEX's directors and officers, as well as some of the experts named in the Form 20-F, reside outside the United States. Substantially all of the company's assets and those of most of its directors, officers and experts are located outside the United States. As a result, investors may not be able to effect service of process on PEMEX's directors or officers or those experts within the United States.

Risk factors related to the Certificados Bursátiles

Secondary Market for the Certificados Bursátiles

Currently, Certificados Bursátiles (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of

said market. These notes have been registered in the Registro Nacional de Valores (Mexican National Securities Registry, RNV) and are traded in the Bolsa Mexicana de Valores (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these Certificados Bursátiles, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in Certificados Bursátiles until their maturity.

To promote liquidity to Certificados Bursátiles, in November 2013, the Company established a Market-Makers Program for its peso-denominated Certificados Bursátiles at fixed and floating rates, and for the Certificados Bursátiles in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

All of the Company's Certificados Bursátiles are registered in the RNV, and the Company has no other type of securities in said Registry.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of Certificados Bursátiles have entered the Company's treasury and have been allocated regarding its investment program, and for the payment of loans or other liabilities the Company may have, accordingly.

Public Domain Documents

Any public information that the Company has delivered to national and foreign securities regulators under the Ley del Mercado de Valores (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com.

Disclosure of results of operations and prospects [text block]

EXPLORATION AND PRODUCTION 4Q16

Crude Oil Production

During the fourth quarter of 2016, total crude oil production averaged 2,070 Mbd, a 9.1% decrease as compared to the same period of 2015. This variation was primarily due to:

- a 13.5% reduction in production of light crude oil, primarily due to a natural decline in production at the Chuhuk, Chuc, Ixtal and Onel fields of the Abkatún-Pol-Chuc business unit of the Southwestern Marine region, as well as at Tsimin of the Litoral de Tabasco business unit and Artesa of the Macuspana-Muspac, both in the South region. The decline was partially offset by an increase in production at the Xanab field of the Litoral de Tabasco business unit, raising output from 88 Mbd during the fourth quarter of 2015, to 140 Mbd during the same period of 2016;

- a 16.6% decrease in extra-light crude oil production, due to a natural decline in production, as well as an increase in the fractional water flow of wells of the Bellota-Jujo, Samaria-Luna, Macuspana-Muspac and Litoral de Tabasco business units; and

- a 3.8% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region.

Natural Gas Production

During the fourth quarter of 2016, total natural gas production decreased by 14.7% (does not include nitrogen), amounting to 4,580 MMcfd, as a result of:

- a 10.9% decrease in associated gas production, primarily due to the natural decline in production of crude oil and an increase in the fractional water flow of wells of the Litoral de Tabasco and Abkatún-Pol-Chuc business units, as well as a natural decline in production at fields of the Macuspana-Muspac, Bellota-Jujo and Samaria-Luna business units; and

- a 24.8% reduction in non-associated gas production during the period, mainly due to a natural decline in production at the Veracruz and Burgos business units of the Northern region.

Gas Flaring

During the fourth quarter of 2016, gas flaring decreased to 420 MMcfd, primarily as a result of the completion of works for gas utilization on marine rigs.

As a result, natural gas use as a percentage of production during the period amounted to 92.4%.

Infrastructure

During the fourth quarter of 2016, the average number of operating wells totaled 8,351, a 9.8% decrease as compared to the same period of 2015.

The completion of wells decreased by 63.2%, a decrease of 43 wells, due to a decrease in the completion of development wells. The previous was a result of a scheduled reduction of development activities at the Poza Rica-Altamira, Aceite Terciario del Golfo (ATG), Cinco Presidentes, Samaria-Luna and Litoral de Tabasco business units, as a result of the budget adjustments approved by the Board of Directors at the beginning of the year. Additionally, six exploration wells were completed during the quarter, a two well reduction as compared to the previous year, primarily as a result of a reduction of activities at the deep water exploration business units.

Seismic Information

No additional 2D or 3D seismic data was acquired during the fourth quarter of 2016.

Discoveries

As a result of the exploratory activities carried out during the fourth quarter of 2016, the Uchbal-1 and Pokche-1 wells, located at the Litoral de Tabasco business unit, continued to quantify the production potential of the Southeastern basins. We would highlight that these discoveries are located in shallow waters, at water depths between 25 to 40 meters (m) near existing production complexes.

Moreover, the Doctus-1 well from the Poza Rica-Altamira business unit, drilled at water depths of more than 1,500 m confirmed the existence of extra-light oil, proving the company's ability to develop capabilities in new and highly complex producer regions.

EXPLORATION AND PRODUCTION 2016

Crude Oil Production

During 2016, and for the first time in the last five years, crude oil production met and exceeded the production goal established at the beginning of the year of 2,130 Mbd.

As compared to 2015, production decreased by 162 Mbd, or 5.0%, primarily due to:

-a 6.3% decline in production of light crude oil, primarily as a result of a natural decline in production of fields located in the Litoral de Tabasco and Abkatún-Pol-Chuc business units. The previous was partially offset by a 70.6% increase in production at the Xanab field of the Southwestern Marine region, which contributed an average of 127 Mbd during 2016, as compared to 74.4 Mbd in 2015;

-a decrease in production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region; and

-a slight decrease in production of extra-light crude oil by 11 Mbd, primarily due to the natural decline in production and an increase in the fractional water flow of wells of fields in the Bellota-Jujo, Samaria-Luna and Macuspana-Muspac projects of the South region, and at the Litoral de Tabasco business unit of the Soutwestern Marine region. The previous was partially offset by a 22% increase in production at the Xux field in the Southwestern Marine region

Natural Gas Production

During 2016, natural gas production goal was 99.0% met. As compared to 2015, production decreased by 11.6%, totaling 4,866 MMcfd, primarily due to:

-a decrease in non-associated gas production during the year caused by a natural decline in production at the Burgos and Veracruz business units of the North region; and

-a reduction in associated gas production, mainly due to the natural decline in production of crude oil and closing of wells with higher gas-oil ratios at the Akal field of the Cantarell business unit, and production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred within the compression area of the Abkatún-A platform in February 2016, as well as by an increase in the fractional water

flow of wells of fields located in the Abkatún-Pol-Chuc, Macuspana-Muspac and Litoral de Tabasco business units.

Gas Flaring

During 2016, gas flaring increased by 76 MMcfd, primarily as a result of the incident at the Abkatún-A Permanente platform.

As a result, the natural gas use as a percentage of production was 91.2% during 2016.

Operational Infrastructure

During 2016, the average number of operating wells decreased by 6.6% to 8,750, as compared to 2015.

The completion of wells decreased by 52.2% during 2016, from 312 to 149 wells, mainly due to a decrease in the completion of development wells. The decrease in the completion of development wells resulted primarily from a scheduled reduction of activities at the Aceite Terciario del Golfo and Burgos business units in the North region, and at the Samaria-Luna, Macuspana-Muspac and Cinco Presidentes business units of the South region, as a result of the budget adjustments approved at the beginning of the year.

With regard to the completion of exploration wells, we would highlight that ten deep water exploration wells were completed, an increase of two wells. The previous was offset by a reduction of exploration drilling activities in shallow waters.

Seismic

No additional 2D or 3D seismic data was acquired during 2016, as a result of the budget adjustment.

Discoveries

During 2016, PEMEX focused its exploration activities on the following producer prospects:

Southeastern Basin:

- the Teca-1 (extra-light oil), Pokche-1 (extra-light oil), and the Uchbal-1 (heavy oil) wells continued to confirm the production potential of the Southeastern basins. Its initial aggregate production is approximately 4 Mbd.

Deep Waters of the Gulf of Mexico:

-along with joint ventures in deep waters, the Nobilis-1 and Doctu-1 wells confirmed the production potential of the Perdido area in the deep waters of the Gulf of Mexico. It's important to highlight that these wells are located at water depths of 3,000 and 1,500 m, respectively, again demonstrating the company's ability to develop capabilities in new and highly complex producer regions.

Altogether, these discoveries incorporated almost 700 MMboe in 3P reserves in 2016.

Other Information Related to E&P Activities

Migration of Assignments at Trión Block

On December 5, 2016, the National Hydrocarbons Commission announced that BHP Billiton Petróleo Operaciones de México, S. de R.L. DE C.V. (or BHP Billiton Mexico), had been selected as the partner for Pemex Exploration and Production for activities in the Trión block. Pursuant to the terms of its bid, BHP Billiton Mexico offered

U.S. $ 624 million contribution to the partnership, and would obtain a 60% participating interest in and be the operator of the Trión block; 10% of the additional contribution will be a cash payment to the State as a sign in bonus, and the remaining 90% will be destined to additional investment made on behalf of PEMEX.

The sum of the minimum U.S. $ 570 million investment and the additional contribution offered, will allow PEMEX to delay any additional budgetary resources to this specific project for the next four years. The corresponding joint operating agreement and other relevant agreements are expected to be entered into within 90 days.

Total estimated investment throughout the project's life is U.S. $ 11 billion. Investment will come as early as 2017 to carry exploratory activities that provide a better understanding of the subsoil. Initial production is expected for 2023, and by 2025 the project would reach a production plateau of 120 Mboed.

Competitive Bidding Rounds

On December 5, 2016, the National Hydrocarbons Commission published the results of the bidding process referred to as Round 1.4, through which a consortium consisting of Pemex Exploration and Production, Chevron Energía de Mexico, S. de R.L. de C.V. (referred to as Chevron Energía), and INPEX Corporation was awarded an exploration contract for a field located in Cinturón Plegado Perdido in the Gulf of Mexico.

Farm-outs

In line with the company's business plan, on October 18, 2016, Petróleos Mexicanos' Board of Directors approved the request to the Ministry of Energy for the farm¬-outs related to the Cárdenas-Mora and Ogarrio onshore fields.

The Cárdenas-Mora fields are located around 62 km of Villahermosa, Tabasco, and cover approximately 104 and 63 km2, respectively. Altogether, these fields contribute with around 94 MMboe in 3P reserves as of 2016, and are currently producers of extra-light crude oil.

The Ogarrio field is located in Huimanguillo, Tabasco, 65 km of Coatzacoalcos, Veracruz, cover approximately 153 km2 and accounts for 54 MMboe in 3P reserves as of 2016. A significant amount of infrastructure and communications lines have been developed on this project, and currently produces light crude oil.

For more information on the fields that PEMEX will farm-out during the "Round 2" process, please visit the following links (only available in Spanish):

Cárdenas-Mora:
http://www.gob.mx/cnh/documentos/informacion-disponible-de-la-zona-cardenas-mora-en-el-centro-nacional-de-informacion-de-hidrocarburos-84110?idiom=es

Ogarrio:
http://www.gob.mx/cnh/documentos/informacion-disponible-de-ogarrioen-el-centro-nacional-de-informacion-de-hidrocarburos?idiom=es

Ayín-Batsil:
http://www.gob.mx/cnh/documentos/informacion-disponible-de-la-zona-ayin-batsil-en-el-centro-nacional-de-informacion-de-hidrocarburos?state=draft

INDUSTRIAL TRANSFORMATION 4Q16

Crude Oil Processing

During the fourth quarter of 2016, total crude oil processing decreased by 27.5%, primarily due lower crude oil processing at the Tula and Cadereyta refineries, as a result of non-scheduled shutdowns and shortcomings of auxiliary services and scheduled maintenance cycles.

PEMEX's usage of its primary distillation capacity decreased by 18.1 percentage points, due to maintenance cycles and the operational problems described above.

Production of Petroleum Products

During the fourth quarter of 2016, total petroleum products output decreased by 26.0%, as compared to the same period of 2015, primarily due to a decrease in the amount of crude oil processed at the Tula and Cadereyta refineries, as well as lower yields at the Salina Cruz refinery.

Variable Refining Margin

During the fourth quarter of 2016, PEMEX's NRS recorded a positive variable refining margin of U.S. $ 5.01 per barrel, a U.S. $ 3.40 per barrel increase, as compared to the fourth quarter of 2015, due to a recovery in prices.

Natural Gas Processing and Production

During the fourth quarter of 2016, natural gas processing decreased by 12.7%, as compared to the same period of 2015, in response to the decreased availability of sour wet gas from both the offshore and South regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas and natural gas liquids production decreased by 15.6% and 3.7%, respectively, as compared to the same period of 2015.

Condensates processing decreased by 19.2%, during the fourth quarter of 2016, as compared to the same period of 2015, primarily due to a decline in the supply of sweet and sour condensates from Burgos and Nuevo Pemex, respectively.

Petrochemicals Production

During the fourth quarter of 2016, the production of petrochemical products was 911 Mt, an increase of 7.4%, as compared to the same period of 2015, primarily due to the following:

-a 118 Mt increase in production in the aromatics and derivatives chain, largely due to greater loads at the Continuous Catalytic Regeneration (CCR) plant, following the operating problems registered during the second and fourth quarter of 2016;

-a 14 Mt increase in production in the methane derivatives chain, due additional supply of natural gas;

-a 42 Mt decrease in the propylene and derivatives chain, due to non-scheduled shutdowns at the catalytic cracking plants of Madero and Cadereyta; and

-a 28 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur and oxygen, due to lower crude oil processing and sour gas.

PEMEX Gas Stations

As of December 31, 2016, PEMEX gas stations totaled 11,578, a 3.3% increase as compared to the number recorded by year-end 2015.

INDUSTRIAL TRANSFORMATION 2016

Crude Oil Processing

During 2016, total crude oil processing totaled 933 Mbd, a 12.3% decrease as compared to 2015, primarily due to non-scheduled shutdowns at the Madero and Minatitlán refineries, as well as shortcomings of auxiliary services and high inventories of middle distillates.

During 2016, PEMEX's usage of its primary distillation capacity decreased by 8.0 percentage points, as compared to 2015, to 56.9% of its total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products

During 2016, total petroleum products output decreased by 12.7%, as compared to 2015, as a result of lower crude oil processing and distillate yields. The Cadereyta, Madero and Minatitlán refineries accounted for the majority of the decrease, due to non-scheduled shutdowns and overhaul works.

Variable Refining Margin

By the end of 2016, the NRS recorded a variable refining margin of U.S. $ 4.48 per barrel, an increase by U.S. $ 1.13 per barrel, as compared to 2015. This is broadly a result of the recovery of refined prices.

Natural Gas Processing and Production

During 2016, natural gas processing decreased by 9.9%, as compared to 2015, in response to the decreased availability of sour wet gas from both the offshore and South regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas production decreased by 15.6% or 351 MMcfd, while natural gas liquids production decreased by 6.0%, as compared to the same period of 2015.

Condensates processing decreased by 8.8%, primarily due to a decrease in the supply of sweet condensates from Burgos and sour condensates from Nuevo Pemex.

Petrochemicals Production

During 2016, production of petrochemical products totaled 4,100 Mt, a 9.0% decrease as compared to 2015. This decrease is primarily explained by:

-a 148 Mt decrease in production in the ethane derivatives chain, mainly due to a reduction in the supply of ethane in response to the startup of operations of the Braskem-Idesa ehtylene cracker, lower storage availability at the Ethylene Refrigerated Terminal and Pajaritos Embarkment, and non-scheduled shutdowns at the Cangrejera petrochemical complex;

-a 126 Mt decrease in production in the propylene and derivatives chain, due to decreased availability of propylene, non-scheduled shutdowns and, and an extended maintenance shutdown of the acrylonitrile plant at the Morelos complex;

-a 42 Mt decrease in production in the methane derivatives chain, due to decreased output of ammonia and methanol, in response to operating problems and a reduction in the supply of natural gas during the first half of the year; and

-a 139 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur, hexane and raw material used for the production of carbon black, due to lower crude oil processing and sour wet gas.

This decrease was partially offset by a 113 Mt increase in production in the aromatics and derivatives chain, primarily due to increased production of high octane hydrocarbons, as a result of startup of operations of the CCR plant.

Other Information Related to Industrial Transformation Activities

Incident at the Madero Refinery

On January 12, 2016, one worker was killed and two others were injured as a result of a sudden release of toxic hydrogen sulfide while doing maintenance works at one of the diesel middle distillates plant of the Madero refinery. PEMEX profoundly regrets the loss of one of its workers and the injuries suffered by workers due to this incident. Operations continued to operate normally.

Pemex Logistics Open Season

As a result of the Energy Reform, PEMEX Logistics can now offer its storage and petroleum products pipe distribution to the market.

According to the Energy Regulatory Commission's guidelines (CRE in Spanish), PEMEX Industrial Transformation has reserved the capacity required to supply the domestic demand of fuels during the transition stage. The remaining capacity will be offered through an auction, where PEMEX Logistics will carry out an Open Season process were any participant can bid for additional capacity. In this context, PEMEX Industrial Transformation will be a price taker of the fee arising from the auction process.

PEMEX Logistics will begin by offering its additional capacity in the northwestern portion of the Mexican territory. The winners will be awarded on March 15, 2017. As of today, 20 companies such as Shell México S.A. de C.V., Chevron Combustibles de México S. de R.L. de C.V., Tesoro Mexico Supply & Marketing S. de R.L. de C.V., BP Estaciones and Servicios Energéticos S.A. de C.V. have pre-qualified.

PEMEX Logistics will gradually continue to offer its remaining capacity in the rest of the country throughout 2017. For more information on this process please visit the following link (only available in Spanish):

http://www.pemex.com/nuestro-negocio/logistica/temporadas-abiertas/Paginas/inicio.aspx

First Joint Venture for Tula Hydrogen Plant

On February 23, 2017, PEMEX Industrial Transformation signed its first joint venture with Air Liquide México S.A. de R.L. de C.V., to operate the existing hydrogen plant at the Tula refinery, and invest in a new one.

This joint venture will guarantee the supply of hydrogen to Tula for the next 20 years, and is expected to generate savings of 30%, guarantee the supply of hydrogen, which in turn will decrease non-scheduled shutdowns and increase gasoline production.

Esta estrategia permitirá a Pemex Transformación Industrial, generar ahorros superiores al 30%, a la vez que asegura la confiabilidad de suministro de hidrógeno, lo cual disminuirá el número de paros no programados, que resultarán en un mayor proceso de refinados en la refinería.

This strategy will allow Pemex Industrial Transformation to generate savings of more than 30%, while ensuring the reliability of hydrogen supply, which will reduce the number of unscheduled shutdowns and in a greater refining process.

INDUSTRIAL SAFETY

Frequency Index

During 2016, the initiatives related to Safety, Health, Environmental Protection, and Sustainable Development promoted by the company, helped surpass the frequency index goal established at 0.38 injuries per million man-hours worked (MMhh), reaching a record low for PEMEX of 0.36 injuries per MMhh, which represents a 23% decrease as compared to 2015.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity index

By the end of 2016, the accumulated severity index was 23 days lost per MMhh, a 25% decrease as compared to 2015.

To reverse the trend observed in severe accidents, during 2016, Petróleos Mexicanos implemented Safety, Health and Environmental Protection's (SSPA for its acronym in Spanish) new mandates and functions, to reinforce the actions carried out by the entire personnel in safety departments and reinsure the fulfillment of all 13 guidelines stated by SSPA. Additionally, a new program for audit and advisory services for the effective implementation of the Safety, Health and Environmental Protection and Operational Reliability Systems has been implemented in key working centers of both, Exploration and Production, and Industrial Transformation.

Additionally, awareness campaigns aimed to increase safety and reduce accidents at work were carried out to also tackle minor and non-severe accident issues.

The severity index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

ENVIRONMENTAL PROTECTION

Sulfur Oxide Emissions

During 2016, sulfur oxide emissions increased by 22.8% as compared to 2015, primarily due to emissions produced as a result of the decline in wells that use nitrogen to increase production, which resulted in an increase in the generation of sour gas that is sent for flaring at the Kumaza, Abkatún Pol-Chuc and Litoral de Tabasco business units, as well as increase in the gas volume sent for flaring at the Minatitlán and Salina Cruz refineries. Additionally, maintenance works were carried out at the sulfur plants of the gas processing centers of Poza Rica, Ciudad Pemex and Nuevo Pemex.

Water Reuse

During 2016, the reuse of water decreased by 7.5% as compared to 2015, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS, due to operating problems.

Financial position, liquidity and capital resources [text block]

QUARTERLY FINANCIAL RESULTS 4Q16

Total Sales

During the fourth quarter of 2016, total sales increased by 22.6% as compared to the same period of 2015, primarily as a result of:

-a 49.1% increase in exports of crude oil and condensates, explained by higher prices. Average oil price went from U.S. $ 33.53 per barrel during the fourth quarter of 2015 to U.S. $ 40.95 in the same period of 2016;

-a 33.2% increase in exports of petroleum products, primarily as a result of higher prices. The price effect had a positive impact of Ps. 11.8 billion, and sales volume decreased by Ps. 3.7 billion;

-an11.8% increase in domestic sales of gasoline and diesel, mainly due to higher prices and a 3.7% increase in volume. The price effect on the domestic sales of gasoline and diesel had a positive impact of Ps. 15.4 billion, while sales volume increased by Ps. 4.5 billion; and

-a partial offset by a 44.5% or Ps. 9.1 billion decrease in domestic sales of liquefied natural gas (LNG), primarily due to the market share loss that resulted from increased competition due to the liberalization of imports in 2016. Nevertheless, the Company expects to maintain 70% of the client base.

Sales were also negatively affected by changes in the IEPS tax computation that was updated in April 2016, and now considers the past five months of international reference price quotes for gasoline and diesel.

Gross & Operating Income

Cost of sales increased by 82.5%, primarily as a result of the impact of:

- a Ps. 79.0 billion increase in the net cost of employee benefits due to the change in the discount rate used in the calculation, and that in 2015, this concept was favorably impacted by the update of the pension scheme;

- a Ps. 48.3 billion increase in purchases for resale. This item consists of the import of petroleum products and recorded an increase attributable to higher prices, depreciation of the Mexican peso against the U.S. dollar and an 18.7% increase in volume.

The previous effects were partially offset by:
- a Ps. 7.2 billion decrease in operating expenses, mainly due to the implementation of the cost reduction strategy in order to generate savings and increase efficiency in operations; and

-a Ps. 5.0 billion in the cost of non-successful wells, mainly due to increased efficiencies in extraction processes and production costs.

As a consequence, gross income increased by 173.4% to 645.0 billion.

It is worth to mention that other revenues (expenses) in this fourth quarter include the recorded loss from the transfer of pipelines to the National Natural Gas Control Center (CENAGAS), partially offset by the tax credit for previous fiscal years, among other items.

Total operation expenses (transportation and distribution expenses and administrative expenses) increased by Ps. 110.8 billion as compared to 2015, since the savings generated from the revision of the pension system were recorded in that year.

As a result of the previously described factors, the Company recorded a reverse of the operating loss, and reached a Ps. 230.9 billion operating income.

Taxes and Duties

Although the Company, starting in 2015, became subject to a new fiscal regime that is more in line with the rest of the oil and gas industry, it, unlike other companies, is still not able to deduct all of its operating costs and expenses from its calculation of taxes and duties.

To reduce the negative impact of the current applicable fiscal regime, on April 18, 2016, the Federal Government published in the Official Gazette of the Federation a decree that grants certain forms of tax relief to assignment operators. The decree is expected to reduce the negative impact caused by the decline in the prices of hydrocarbons and allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-sharing Duty:

(i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or
(ii) the scheme proposed by the Ministry of Finance and Public Credit, within the decreed published in April, calculated upon established fixed fees.

During the fourth quarter of 2016, total taxes and duties amounted to Ps. 44.0 billion, a 40.6% increase as compared to the same quarter of 2015.

Evolution of Net Income (Loss)

The decrease in net loss during the fourth quarter of 2016 is primarily explained by the 177.1% improvement in the operating income. This was partially offset by:

-a Ps. 16.6 billion increase in net interest expense;

-a Ps. 12.7 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which Petróleos Mexicanos has coverages; and

-a Ps. 75.9 billion foreign exchange loss, which mostly did not imply cash outflows. This loss results from a depreciation of the Mexican peso relative to the U.S. dollar, with an exchange rate of Ps. 20.6640 per dollar during the fourth quarter of 2016, as compared to Ps. 17.2065 per dollar during the same period of 2015.

As a result of the aforementioned, the Company recorded a net income of Ps. 72.7 billion during the fourth quarter of 2016, a 120.2% improvement as compared to the same period of 2015.

Comprehensive Income (Loss)

During the fourth quarter of 2016, other comprehensive results increased by 46.9%, primarily as a result of actuarial gains due to employee benefits. This increase resulted from an update in the actuarial rates used for employee benefits computation.

As a result, the comprehensive income for the fourth quarter totaled Ps. 114.9 billion.

YEARLY FINANCIAL RESULTS 2016

During 2016, Petróleos Mexicanos has focused on recovering stability, taking firm steps towards taking advantage of the opportunities provided by the Energy Reform and strengthening the relationship with its stakeholders.

Despite 2016's challenges, the Company managed to:

(i)complete the execution of the Adjustment Plan;
(ii)materialize the federal government supports;
(iii)normalize accounts payable to suppliers;
(iv)reverse operating loss;
(v)strengthen its financial balance;
(vi)implement the Business Plan;

(vii)utilize the opportunities provided by the Energy Reform; and
(viii)maintain continuous access to debt markets.

The results of the company were positively affected by (i) the stability of sales, mainly due to the maintenance of the production platform, and (ii) the partial reverse of the impairment loss as a result of increased operating efficiencies. Conversely, the results were negatively affected by exogenous variables including the depreciation of the peso against the U.S. dollar, which has an important impact in the income statement due to the financial debt conversion.

Total Sales

During 2016, total sales remained relatively stable and recorded a slight decrease by 7.4%, as compared to 2015, primarily due to a 10.2% decrease in domestic sales, and to a lesser extent to a 3.0% decrease in export sales. These reductions were partially offset by an 11.7% increase in services income.

The decrease in domestic sales was mainly caused by:
-a 34.9% decrease in sales of liquefied natural gas (LNG), primarily due to the market share loss that resulted from increased competition due to the liberalization of imports in 2016;

-a 15.9% decrease in diesel sales, essentially due to lower prices;

-a 5.5% reduction in sales of gasoline, also due to lower prices despite higher volumes; and

-a 36.5% reduction in sales of fuel oil as a result of the diminishing demand for this product from the Federal Electricity Commission (CFE).

On the other hand, the reduction in exports was primarily due to:

-a 9.6% decrease in petroleum products exports. The volume of exports of this product decreased by 7.4%; and

-a marginal decrease in crude oil exports, mainly due to the drop in prices, from U.S. $ 43.12 per barrel in 2015 to U.S. $ 35.63 per barrel in 2016, despite the increase in volume.

Services income increased by Ps. 1.5 billion, mainly as a result of the increase of the transportation services provided by Pemex Logistics to the Natural Gas Control Center (CENAGAS), as well as the freight services provided by Pemex Industrial Transformation.

Gross & Operating Income

Cost of sales increased by 8.0% and was mainly affected by:

- a Ps. 67.2 billion increase in the net cost for the period of employee benefits, due to changes in the discount rate used in the actuarial calculation, and the positive effect this concept had in 2015 due to the update of the pension scheme; and

- a Ps. 46.9 billion increase in purchases for resale. This item consists of imports of petroleum products and recorded an increase attributable to higher prices, depreciation of the Mexican peso against the U.S. dollar and a 9.3% increase in volume.

The previous was partially offset by a Ps. 19.5 billion decrease in operating expenses, primarily due to the implementation of the cost reduction strategy in order to generate savings and increase efficiency in operations.

As a result, gross income increased by Ps. 657.8 billion and totaled Ps. 543.3 billion.

During the year, other revenues (expenses) include the income from PEMEX's first divestiture in Gasoductos de Chihuahua, as well as the recorded loss from the transfer of pipelines to the National Natural Gas Control Center (CENAGAS) and the tax credit for previous fiscal years, among other items.

Costs and operating expenses (transportation and distribution expenses and administrative expenses) increased by Ps. 100.3 billion, mainly due to the savings from the changes in the pension scheme recorded in 2015.

As a result, the operating loss was reversed and a Ps. 424.4 billion operating income was recorded.

Composition of Net Income (Loss)

During 2016, PEMEX recorded a net loss of Ps. 191.1 billion; a 73.2% decrease compared to 2015 primarily as a result of:

-operating income of Ps. 424.4 billion;
-net interest expense of Ps. 85.1 billion;
-costs associated to financial derivatives of Ps. 14.0 billion;
-a foreign exchange loss of Ps. 254.0 billion; and
-taxes and duties of Ps. 264.5 billion

Within taxes and duties, the most representative decrease was 19.2% in the Profit Sharing Duty, primarily due to a decline in prices and lower crude oil production, as well as to a modification in the deductibility limit announced by the Federal Government in April, 2016.

During this year, the ratio of taxes and duties paid to operating income was 62.3%, and the ratio paid to sales was 24.5%.

FINANCIAL INFORMATION AS OF DECEMBER 31, 2016

Working capital

As of December 31, 2016, working capital increased by 60% as compared to 2015, amounting Ps. 70.8 billion, mainly as a result of:

-a Ps. 54.2 billion increase in cash and cash equivalents, primarily as a result of the net effect between receivables and funds raised through financing, partially offset by financing taxes and debt payments, as well as capital and operating expenditures;

-a Ps. 54.0 billion increase in accounts, notes receivable and other, mainly due to higher hydrocarbon prices and the depreciation of the Mexican peso against the U.S. dollar. This increase is also explained by accrued interest

of the promissory notes received from the Federal Government in 2015 as a result of the changes in the pension scheme and the increase in redeemable taxes and duties from previous fiscal years;

-a Ps. 15.7 billion decrease in accounts payable to suppliers, as a result of the partial payment of existing liabilities; and

-a Ps. 16.3 billion decrease in short-term financial debt, mainly due to the payment of revolving credit lines towards the end of the year and a liability management transaction.

Debt

Total financial debt increased by 32.8% as compared to 2015, primarily due to additional financing activities carried out during the period and the depreciation of the Mexican peso relative to the U.S. dollar, from PS. 17.2065 per dollar in 2015 to PS. 20.6640 per dollar in 2016. Total financial debt amounted PS. 1,983.2 billion or U.S. $ 96.0 billion.

During 2016, Petróleos Mexicanos and PMI's total financing activities amounted to Ps. 851.5 billion or U.S. $ 41.2 billion. Total debt payments made during the period amounted to Ps. 613.4 billion or U.S. $ 29.7 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

2016 Activity

During 2016, PEMEX spent Ps. 298.6 billion (U.S. $ 16.0 billion) on investment activities, which represents 146% of the total investment budget of Ps. 204.4 billion that was programmed for the year, due to budget adjustments made during April-September 2016, as a result of the capitalizations made to Petróleos Mexicanos, within the support measures implemented by the Federal Government, and from the financial lease agreements entered into by Exploration and Production and Industrial Transformation. Accordingly, the estimated investment budget for the year was adjusted to Ps. 304.4 billion. These investments made during the aforementioned period were allocated as follows:

-Ps. 241.2 billion to Pemex Exploration and Production, Ps. 37.2 billion of which were allocated to exploration;
-Ps. 45.2 billion to Industrial Transformation;
-Ps. 7.0 billion to Logistics;
-Ps. 3.6 billion to Drilling and Services;
-Ps. 0.7 billion to Ethylene;
-Ps. 0.5 billion to Petróleos Mexicanos Corporate; and
-Ps. 0.4 billion to Fertilizers.

2017 Budget

The Mexican Congress approved a 2017 investment budget for PEMEX of Ps. 204.6 billion (U.S. $ 11.0 billion) in 2016. These investments are expected to be allocated as follows:

-Ps. 168.4 billion to Exploration and Production, Ps. 14.7 billion of which were allocated to exploration;

-Ps. 21.4 billion to Industrial Transformation;
-Ps. 5.4 billion to Petróleos Mexicanos Corporate;
-Ps. 4.4 billion to Logistics;
-Ps. 2.7 billion to Drilling and Services;
-Ps. 1.8 billion to Ethylene; and
-Ps. 0.4 billion to Fertilizers.

FINANCING ACTIVITIES 2016

Capital Markets

On March 15, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.5 billion:
-EUR 1,350.0 million 3.75% Notes due 2019; and
-EUR 900.0 million 5.125% Notes due 2023.

On March 23, 2016, Petróleos Mexicanos issued MXN 5.0 billion of Certificados Bursátiles due October 2019, at a floating rate of TIIE 28 + 135 basis points.

On June 14, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of CHF 375.0 million in two tranches:

-CHF 225.0 million 1.5% notes due June 2018; and
-CHF 150.0 million 2.375% notes due December 2021.

On July 15, 2016, Petróleos Mexicanos issued bonds for JPY 80.0 billion at 0.54% due July 2026.

On September 21, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of USD 4.0 billion in two tranches:

-USD 2.0 billion 4.625% notes due September 2023; and
-USD 2.0 billion 6.750% notes due September 2047.

On October 3, 2016, Petróleos Mexicanos issued additional securities to the September 21, 2016 issuance due 7 and 30 years in the amounts of USD 69.3 million and USD 1.5 billion, respectively, as a result of the repurchase and exchange of securities.

On December 7, 2017, Petróleos Mexicanos issued U.S. $ 5.5 billion in three tranches, to partially pre-fund its 2017 financing needs:

-U.S. $ 3.0 billion at 6.50%, due in 2027;
-U.S. $ 1.5 billion at 5.375%, due in 2022; and
-U.S. $ 1.0 billion at floating rate of 3-month LIBOR plus 365 basis points, maturing August 2021.

Bank Loans

During 2016, Petróleos Mexicanos entered into bank loans with Mexican development banks for an aggregate amount of MXN 15.0 billion:

-On March 17, 2016, PEMEX entered into a credit facility for MXN 2.0 billion at a floating rate of TIIE 28 + 52 basis points, due 2017;
-On March 17, 2016, PEMEX entered into a credit facility for MXN 3.3 billion at a floating rate of TIIE 28 + 52 basis points, due 2017; and
-On March 28, 2016, PEMEX entered into a credit facility for MXN 9.7 billion at a floating rate of TIIE 28 + 31 basis points, due 2017.

Liability Management

On October 3, 2016, Petróleos Mexicanos carried out a liability management transaction to promote the adequate management of its financing structure, and a prudent administration of its finances. This transaction consisted of:

-USD 1.5 billion repurchase of existing debt securities, focused on bonds with upcoming maturity dates, to improve the company's amortization profile and increase the average term of the debt.
-Exchange of existing securities maturing between 2018 and 2044 for approximately USD 1.6 billion in new securities in two series that help to consolidate the new securities by increasing liquidity along the entire curve without increasing indebtedness.

Approximately USD 8.1 billion principal amount in existing debt securities were tendered, approximately 2 times the principal amount that was accepted for purchase or exchange.

Liquidity Management

On December 13, 2016, Petróleos Mexicanos acquired a three-year syndicated revolving credit line for U.S. $ 1.50 billion, which replaced the previous line for U.S. $ 1.25 billion that came due in December 2016.

As of December 31, 2016, Petróleos Mexicanos holds four syndicated revolving credit lines for liquidity management in the amounts of U.S. $ 4.75 billion and PS. 23.5 billion, of which U.S. $ 4.63 billion and PS. 3.5 billion are available.

Financing Activities 2017

Capital Markets

On February 14, 2017, Petróleos Mexicanos issued bonds for EUR 4.25 billion in three tranches:

-EUR 1.75 billion at 2.5%, due in August 2021;
-EUR 1.25 billion at 3.75%, due in February 2024; and
-EUR 1.25 billion at 4.875%, due in February 2028.

Syndicated revolving credit lines

Al 27 de febrero de 2016, el saldo disponible de las líneas de crédito sindicadas revolventes para manejo de liquidez de Petróleos Mexicanos es de USD 2.6 mil millones. Las líneas en pesos se encuentran totalmente ejercidas.

As of February 27, 2017, Petróleos Mexicanos available balance of syndicated revolving credit lines for liquidity management amounts U.S. $ 2.6 billion. Credit lines in Mexican pesos are entirely used.

OTHER RELEVANT INFORMATION

Business Plan 2016-2021

On November 3, 2016, Petróleos Mexicanos presented its 2016-2021 Business Plan. The strategic plan is focused on profitability, has begun being implemented and was designed to achieve a primary balance as early as 2017, and a financial balance towards 2020.

The enforcement of the 2016 budget adjustment by PS. 100 billion, allowed the company to achieve stable financials that back the objectives and goals stated in the plan for the next five years.

Moreover, the Business Plan was designed using conservative scenarios and realistic benchmarks, while encouraging the formation of joint ventures along the entire value chain, as a mechanism to increase investment and efficiency.

The implementation of the plan has the potential to reduce crude oil production, as a result of the natural decline of Cantarell, and afterwards stabilize it and increase it in the medium-term. With regards to downstream activities, the plan sets forward the initiatives to increase efficiency and gradually reduce the losses of the National Refining System.

The Business Plan is already on its execution stage:

1. First farm-outs
a)Trión in deep waters;
b)Ayin-Batsil in shallow waters; and
c)onshore fields such as Cárdenas-Mora and Ogarrio.

2. Divestment of non-strategic assets, Gasoductos de Chihuahua

To strengthen the communication and execution of this plan, José Antonio González Anaya, PEMEX's CEO and José Antonio Meade Kuribreña, Minister of Finance and Public Credit visited investors, rating agencies and analysts in New York, London and Toronto.

LatinFinance Awards

On January 16, 2017, LatinFinance presented Petróleos Mexicanos with two awards for completing the best financing operations in the capital markets during 2015. The Company was recognized as:

-"Corporate Issuer of the Year" for the third year in a row, for its innovation strategy, diversity and the timing of its financing operations; and

-"Best Capital Placement", in recognition of its strategy in a competitive environment, the breadth of the transaction led, and the innovation and foresight demonstrated.

Recent Appointments

On February 23, 2017, the Mexican Senate ratified the appointment of Maria Teresa Fernández Labardini as Independent Counselor of Petróleos Mexicanos for a five-year term.

Fight Against Corruption

On December 21, 2016, the U.S. Department of Justice (DOJ) anounced an agreement reached with the Brazilian companies Odebrecht S.A. and Braskem S.A. These companies admitted having executed bribery actions with public servants around the world and agreed to pay fines totaling at least U.S. $ 3.5 billion. This information was published in the U.S. Department of Justice webpage, and is available at the following link: https://www.justice.gov/opa/pr/odebrecht-and-braskem-plead-guilty-and-agree-pay-least-35-billion-global-penalties-resolve.

In this particular case the DOJ pointed out that Odebrecht illegally paid approximately U.S. $ 788 million between 2001 and 2016 to public servants and political parties in Brazil, Angola, Argentina, Colombia, Dominican Republic, Ecuador, Guatemala, Mexico, Mozambique, Panama, Peru and Venezuela among other countries, in order to get inappropriate advantages to complete businesses.

With regard to Mexico, Odebrecht admitted having paid approximately U.S. $ 10.5 million to public servants between 2010 and 2014 to get contracts awarded. Particularly, during 2013 and 2014 the company paid U.S. $ 6.0 million to a senior officer of a Mexican state-owned company, in order to get a project awarded.

As a result, on December 22, 2016, PEMEX's Responsibilities Unit began investigations and is conducting an exhaustive analysis of all the contracts entered into between PEMEX and Odebrecht, to define whether there was an act of corruption involved and, if applicable, penalize those responsible. If a corruption act is revealed, the sanction could be (a) a restriction to enter into contracts with PEMEX and the Mexican Government; (b) disabling of the employee(s) that committed an irregularity; (c) economic sanctions and (d) criminal complaints against those employees.

On February 2, 2016, PEMEX requested Odebrecht to cooperate in the investigations and informed them that the business relation is being reviewed given the seriousness of the matter.

Moreover, as a preventive action, Petróleos Mexicanos filed complaints before the Attorney General against whom is declared liable, for possible criminal acts against the company. If the investigation concludes that a PEMEX officer was bribed, an official complaint will be filed against him and could result in imprisoning.

PEMEX will execute all the necessary actions to clarify the facts, and will take action if its participation in the case is proved.

Tax Credits or Debts

As of December 31, 2016, the principal tax credits or tax debts are as follows:

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling $4,575,208,206 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the

Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service.

On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed $2,531,040,000 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately $1,553,371,704 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the

Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. A reconciliation of EBITDA to net income is shown in Table 33 of the annexes to the quarterly results report as of June 30, 2016. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology
The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions
Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of September 30, 2016, the exchange rate of PS. 19.5002 = U.S. $ 1.00 is used.

Fiscal Regime
Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, U.S. $ 6.1 for shallow water fields and U.S. $ 8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "*Ley del Impuesto Especial sobre Producción y Servicios*". As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

As of January 1 2016, and until December 31, 2017, the SHCP will establish monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices will be referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax).

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation

costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves
In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements
This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to their lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including their ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;
- limitations on their access to sources of financing on competitive terms;
- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and

- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

ACCRONYMS USED IN THIS DOCUMENT
Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (U.S. $)
Mexican pesos (PS.)
Euros (EUR)
Swiss Francs (CHF)
Japanese yens (JPY)
Meters (m)
Kilometers (km)
Square kilometers (km2)

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

Indicator Group			Change	
	4Q15	4Q16	%	Amount
Mexican crude oil basket (U.S. $/b)	33.53	40.95	22.10%	7.42
Regular gasoline in the USCGM (U.S. $¢/gal)	123.97	145.27	17.20%	21.3
LPG price by Decree (PS./kilo)	9.38	7.99	-14.90%	(1.40)
International reference LPG (PS./kilo)	6.50	8.22	26.50%	1.72
Natural gas (Henry Hub) (U.S. $/MMBtu)	2.10	3.02	44.00%	0.92
Ps. per U.S. $	17.2065	20.664	20.10%	3.46

Indicator Group			Change	
	31/12/2015	31/12/2016	%	%
Mezcla mexicana (USD/b)	43.12	35.63	-17.40%	(7.49)
Regular gasoline in the USCGM (U.S. $¢/gal)	155.18	133.22	-14.10%	(21.95)
LPG price by Decree (PS./kilo)	9.41	8.24	-12.40%	(1.17)
International reference LPG (PS./kilo)	6.27	7.20	14.80%	0.93
Natural gas (Henry Hub) (U.S. $/MMBtu)	2.61	2.49	-4.40%	(0.12)
Ps. per U.S. $	17.2065	20.664	20.10%	3.46

Indicator Group	Indicators	
	4Q15	4Q16
Net Income (Loss) / Total Sales	(1.36)	(0.1)
Income before Taxes and Duties / Total Sales	(1.24)	0.17
Taxes and Duties / Total Sales	0.12	0.27
Net Income (Loss) / Equity	0.27	0.02
Income before Taxes and Duties / Total Assets	(0.18)	0.02
Net Income (Loss) / Total Assets	(0.20)	(0.01)
Indicator Group	Indicators	
	2015	2016
Net Income (Loss) / Total Sales	(0.61)	(0.18)
Income before Taxes and Duties / Total Sales	(0.33)	0.01
Taxes and Duties / Total Sales	0.28	0.28
Net Income (Loss) / Equity	0.54	0.22
Income before Taxes and Duties / Total Assets	(0.21)	0.00
Net Income (Loss) / Total Assets	(0.4)	(0.13)

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2016-01-01 al 2016-12-31
Date of end of reporting period:	2016-12-31
Name of reporting entity or other means of identification:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	miles de pesos
Consolidated:	Yes
Number of quarter:	4D
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of nature of financial statements:	

Disclosure of general information about financial statements [text block]

Name service provider external audit [text block]

BDO

Name of the partner signing opinion [text block]

C.P.C. Bernardo Soto Peñafiel

Type of opinion on the financial statements [text block]

Favorable

Date of opinion on the financial statements [text block]

25 de abril de 2017

Date assembly in which the financial statements were approved [text block]

27 de abril de 2017

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	163,532,513,000	109,368,880,000
Trade and other current receivables	133,656,083,000	79,245,821,000
Current tax assets, current	0	0
Other current financial assets	4,857,470,000	1,601,106,000
Current inventories	45,892,061,000	43,770,928,000
Current biological assets	0	0
Other current non-financial assets	0	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	347,938,127,000	233,986,735,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,460,674,000	33,213,762,000
Total current assets	355,398,801,000	267,200,497,000
Non-current assets [abstract]		
Trade and other non-current receivables	148,607,602,000	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	16,506,166,000	13,191,468,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	23,154,632,000	24,165,599,000
Property, plant and equipment	1,667,284,270,000	1,344,483,631,000
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	18,609,867,000	71,712,621,000
Deferred tax assets	100,324,689,000	54,900,384,000
Other non-current non-financial assets	0	0
Total non-current assets	1,974,487,226,000	1,508,453,703,000
Total assets	2,329,886,027,000	1,775,654,200,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	151,649,540,000	167,314,243,000
Current tax liabilities, current	48,839,596,000	43,046,716,000
Other current financial liabilities	207,034,144,000	219,809,355,000
Other current non-financial liabilities	18,666,607,000	13,237,407,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	426,189,887,000	443,407,721,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	426,189,887,000	443,407,721,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,807,004,542,000	1,300,873,167,000

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Other non-current non-financial liabilities	16,837,894,000	8,288,139,000
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,220,409,436,000	1,279,385,441,000
Other non-current provisions	88,317,879,000	73,191,796,000
Total non-current provisions	1,308,727,315,000	1,352,577,237,000
Deferred tax liabilities	4,134,537,000	2,183,834,000
Total non-current liabilities	3,136,704,288,000	2,663,922,377,000
Total liabilities	3,562,894,175,000	3,107,330,098,000
Equity [abstract]		
Issued capital	400,275,038,000	238,335,426,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(1,470,860,449,000)	(1,264,241,629,000)
Other reserves	(163,399,441,000)	(306,022,973,000)
Total equity attributable to owners of parent	(1,233,984,852,000)	(1,331,929,176,000)
Non-controlling interests	976,704,000	253,278,000
Total equity	(1,233,008,148,000)	(1,331,675,898,000)
Total equity and liabilities	2,329,886,027,000	1,775,654,200,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	1,079,545,671,000	1,166,362,469,000	323,848,910,000	264,226,690,000
Cost of sales	527,190,554,000	1,280,837,155,000	41,679,890,000	636,184,935,000
Gross profit	552,355,117,000	(114,474,686,000)	282,169,020,000	(371,958,245,000)
Distribution costs	25,231,240,000	12,801,229,000	6,025,808,000	(13,913,854,000)
Administrative expenses	112,653,533,000	24,738,550,000	29,622,756,000	(61,270,585,000)
Other income	70,994,020,000	(32,415,272,000)	31,410,353,000	(45,956,482,000)
Other expense	61,114,177,000	(30,042,655,000)	47,040,451,000	(43,112,340,000)
Profit (loss) from operating activities	424,350,187,000	(154,387,082,000)	230,890,358,000	(299,617,948,000)
Finance income	33,585,460,000	25,038,586,000	13,935,563,000	14,182,689,000
Finance costs	386,694,399,000	254,036,771,000	129,571,646,000	43,195,333,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	2,135,845,000	2,318,115,000	1,402,289,000	162,044,000
Profit (loss) before tax	73,377,093,000	(381,067,152,000)	116,656,564,000	(328,468,548,000)
Tax income (expense)	264,521,435,000	331,500,248,000	43,998,899,000	31,288,605,000
Profit (loss) from continuing operations	(191,144,342,000)	(712,567,400,000)	72,657,665,000	(359,757,153,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	(191,144,342,000)	(712,567,400,000)	72,657,665,000	(359,757,153,000)
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	(191,645,606,000)	(712,434,997,000)	72,247,213,000	(359,817,986,000)
Profit (loss), attributable to non-controlling interests	501,264,000	(132,403,000)	410,452,000	60,833,000
Earnings per share [text block]				
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Statement of comprehensive income [abstract]				
Profit (loss)	(191,144,342,000)	(712,567,400,000)	72,657,665,000	(359,757,153,000)
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	106,277,761,000	78,556,569,000	106,321,591,000	78,556,569,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	106,277,761,000	78,556,569,000	106,321,591,000	78,556,569,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	21,386,902,000	13,262,103,000	8,688,576,000	1,574,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	21,386,902,000	13,262,103,000	8,688,576,000	1,574,000
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	207,817,000	(3,206,316,000)	(75,359,000)	(302,128,000)
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	207,817,000	(3,206,316,000)	(75,359,000)	(302,128,000)
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				
Gains (losses) on change in value of forward elements of forward contracts,	0	0	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
net of tax				
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	21,594,719,000	10,055,787,000	8,613,217,000	(300,554,000)
Total other comprehensive income	127,872,480,000	88,612,356,000	114,934,808,000	78,256,015,000
Total comprehensive income	(63,271,862,000)	(623,955,044,000)	187,592,473,000	(281,501,138,000)
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	(63,995,288,000)	(623,863,504,000)	187,001,225,000	(281,574,324,000)
Comprehensive income, attributable to non-controlling interests	723,426,000	(91,540,000)	591,248,000	73,186,000

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	(191,144,342,000)	(712,567,400,000)
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	(38,009,302,000)	(52,387,533,000)
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	150,439,491,000	167,951,250,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	(331,314,343,000)	477,944,690,000
Adjustments for provisions	74,847,409,000	(125,757,125,000)
Adjustments for unrealised foreign exchange losses (gains)	243,182,764,000	152,676,256,000
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	12,671,441,000	(680,630,000)
Participation in associates and joint ventures	(2,135,845,000)	(2,318,115,000)
Adjustments for decrease (increase) in inventories	(1,358,879,000)	6,167,728,000
Adjustments for decrease (increase) in trade accounts receivable	(55,104,439,000)	33,003,083,000
Adjustments for decrease (increase) in other operating receivables	(24,817,625,000)	(6,799,968,000)
Adjustments for increase (decrease) in trade accounts payable	(15,664,703,000)	51,135,948,000
Adjustments for increase (decrease) in other operating payables	3,097,660,000	1,002,403,000
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	35,274,206,000	45,552,399,000
Total adjustments to reconcile profit (loss)	51,107,835,000	747,490,386,000
Net cash flows from (used in) operations	(140,036,507,000)	34,922,986,000
Dividends paid	0	0
Dividends received	(293,397,000)	(359,941,000)
Interest paid	(98,844,464,000)	(67,773,593,000)
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	(41,485,440,000)	102,336,638,000
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	22,684,736,000	4,417,138,000
Cash flows used in obtaining control of subsidiaries or other businesses	4,329,769,000	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	(36,214,000)
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	560,665,000	0
Purchase of property, plant and equipment	151,408,480,000	253,514,001,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(2,022,826,000)	(5,698,511,000)
Net cash flows from (used in) investing activities	(134,515,674,000)	(254,831,588,000)
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	841,991,767,000	378,971,078,000
Repayments of borrowings	613,377,146,000	191,318,841,000
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	88,754,141,000	62,737,150,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	73,500,000,000	10,000,000,000
Net cash flows from (used in) financing activities	213,360,480,000	134,915,087,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	37,359,366,000	(17,579,863,000)
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	16,804,267,000	8,960,215,000
Net increase (decrease) in cash and cash equivalents	54,163,633,000	(8,619,648,000)
Cash and cash equivalents at beginning of period	109,368,880,000	117,988,528,000
Cash and cash equivalents at end of period	163,532,513,000	109,368,880,000

[610000] Statement of changes in equity - Accumulated Current

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	238,335,426,000	0	0	(1,264,241,629,000)	0	29,550,360,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(191,645,606,000)	0	0	0	0	0
Other comprehensive income	0	0	0	(14,973,214,000)	0	21,169,662,000	0	0	0
Total comprehensive income	0	0	0	(206,618,820,000)	0	21,169,662,000	0	0	0
Issue of equity	161,939,612,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	161,939,612,000	0	0	(206,618,820,000)	0	21,169,662,000	0	0	0
Equity at end of period	400,275,038,000	0	0	(1,470,860,449,000)	0	50,720,022,000	0	0	0

	Components of equity [axis]								
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,771,947,000)	0	(329,801,386,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	207,817,000	0	108,187,373,000	0	0	0	0
Total comprehensive income	0	0	207,817,000	0	108,187,373,000	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	207,817,000	0	108,187,373,000	0	0	0	0
Equity at end of period	0	0	(5,564,130,000)	0	(221,614,013,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(306 022 973 000)	(1 331,929 176 000)	253 278 000	(1 331,675 898 000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(191 645,606,000)	501 264,000	(191,144,342,000)
Other comprehensive income	0	0	13 058,680,000	142,623,532,000	127,650,318,000	222,162,000	127,872,480,000
Total comprehensive income	0	0	13,058,680,000	142,623,532,000	(63,995,288,000)	723,426,000	(63,271,862,000)
Issue of equity	0	0	0	0	161,939,612,000	0	161,939,612,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	13,058,680,000	142,623,532,000	97,944,324,000	723,426,000	98,667,750,000
Equity at end of period	0	0	13,058,680,000	(163,399,441,000)	(1,233,984,852,000)	976,704,000	(1,233,008,148,000)

[610000] Statement of changes in equity - Accumulated Previous

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	178,335,426,000	0	0	(551,806,632,000)	0	16,320,433,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(712,434,997,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	13,229,927,000	0	0	0
Total comprehensive income	0	0	0	(712,434,997,000)	0	13,229,927,000	0	0	0
Issue of equity	60,000,000,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	60,000,000,000	0	0	(712,434,997,000)	0	13,229,927,000	0	0	0
Equity at end of period	238,335,426,000	0	0	(1,264,241,629,000)	0	29,550,360,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(2 565 631 000)	0	(408 349 268 000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(3,206,316,000)	0	78,547,882,000	0	0	0	0
Total comprehensive income	0	0	(3,206,316,000)	0	78,547,882,000	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(3 206 316,000)	0	78 547 882 000	0	0	0	0
Equity at end of period	0	0	(5 771 947,000)	0	(329 801 386,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(394,594,466,000)	(768,065,672,000)	344,818,000	(767,720,854,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(712,434,997,000)	(132,403,000)	(712,567,400,000)
Other comprehensive income	0	0	0	88,571,493,000	88,571,493,000	40,863,000	88,612,356,000
Total comprehensive income	0	0	0	88,571,493,000	(623,863,504,000)	(91,540,000)	(623,955,044,000)
Issue of equity	0	0	0	0	60,000,000,000	0	60,000,000,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	88,571,493,000	(563,863,504,000)	(91,540,000)	(563,955,044,000)
Equity at end of period	0	0	0	(306,022,973,000)	(1,331,929,176,000)	253,278,000	(1,331,675,898,000)

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	400,275,038,000	238,335,426,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	6,737,404,029	5,228,909,000
Number of executives	0	0
Number of employees	130,013	138,391
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	10,478,626,000	9,246,772,000
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Informative data of the Income Statement [abstract]				
Operating depreciation and amortization	150,439,491,000	167,951,246,000	57,216,431,000	48,564,687,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2016-01-01 - 2016-12-31	Previous Year 2015-01-01 - 2015-12-31
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,079,545,671,000	1,166,362,469,000
Profit (loss) from operating activities	424,350,187,000	(154,387,082,000)
Profit (loss)	(191,144,342,000)	(712,567,400,000)
Profit (loss), attributable to owners of parent	(191,645,606,000)	(712,434,997,000)
Operating depreciation and amortization	150,439,491,000	167,951,246,000

[800001] Breakdown of credits

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Banks [abstract]																
Foreign trade																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured																
APPLE BANK FOR SAV (1) (8) 1	SI	2007-12-19	2017-06-25	LIBORUSD06 1.31 + 0.02	0	0	0	0	0	0	0	143 105 000	0	0	0	0
BANCO B LBAO VIZCA (1) (8) 2	SI	2010 12-30	2020-12-30	LIBORUSD06 0 62 + 1.4	0	0	0	0	0	0	0	282 111 000	282 111 000	282 111 000	282 111 000	0
BANK OF AMERICA N (1) (8) 3	SI	2011 12 29	2022-03 30	LIBORUSD06 0 95 + 0.56	0	0	0	0	0	0	0	413 280 000	413 280 000	413 280 000	413 280 000	604 147 000
BNP PAR BAS (1) (8) 4	SI	2008-06-30	2017-06 20	LIBORUSD06 1.15 + 0.34	0	0	0	0	0	0	0	486 211 000	0	0	0	0
BNP PAR BAS (1) (8) 5	SI	2008-08-14	2017-06 20	LIBORUSD06 1.15 + 0.34	0	0	0	0	0	0	0	243 105 000	0	0	0	0
BNP PAR BAS (1) (8) 6	SI	2010-12 14	2020 12 21	LIBORUSD06 1 02 + 0.6	0	0	0	0	0	0	0	826 560 000	826 560 000	826 560 000	826 560 000	0
C T BANK INTERNATI (1) 8 7	SI	2010-12 22	2019-06 24	LIBORUSD06 0 55 + 1.54	0	0	0	0	0	0	0	1,002 067 000	1 002 067 000	501,033 000	0	0
C T BANK NA (1) (8) 8	SI	2015-09-30	2025 12-15	LIBORUSD06 0 85 + 0.9	0	0	0	0	0	0	0	1,033 200 000	1 033 200,000	1,033 200 000	1,033 200 000	5 132 250 000
CRED T AGR COLE CI (1) (8) 9	SI	2006-11-30	2017-02-25	LIBORUSD06 1.2 + 0.06	0	0	0	0	0	0	0	34 169 000	0	0	0	0
CRED T AGR COLE CI (1) (8) 10	SI	2015-09 30	2025 12-15	L BORUSD06 0 85 + 0 9	0	0	0	0	0	0	0	981 540 000	981 540 000	981 540 000	981 540 000	4 875 688 000
EXPORT DEVELOPMENT (1) (8) 11	SI	2010-08 11	2020 09-11	L BORUSD06 0 95 + 0 6	0	0	0	0	0	0	0	1 033 200 000	1 033 200 000	1,033 200 000	1,033 200 000	0
EXPORT DEVELOPMENT (1) (8) 12	SI	2012-07 18	2017-07-18	LIBORUSD06 0 98 + 1.5	0	0	0	0	0	0	0	6,185,738 000	0	0	0	0
EXPORT DEVELOPMENT (1) (8) 13	SI	2016-05-31	2021-05 31	LIBORUSD06 1.29 + 1.35	0	0	0	0	0	0	0	0	0	0	0	6 196 222 000
EXPORT IMPORT BANK (1) (7) 14	SI	2009-07-14	2019-12 20	3 8100 FIJA	0	0	0	0	0	0	0	2,169,720 000	2 169 720 000	2 169 720 000	0	0
EXPORT IMPORT BANK (1) (7) 15	SI	2011-12 28	2021-12 30	2.4500 FIJA	0	0	0	0	0	0	0	309,960 000	929 880 000	619 920 000	619 920 000	619,711 000
THE EXPORT-IMPORT (1) (7) 16	SI	2005-07-12	2017-02-13	4.7700 FIJA	0	0	0	0	0	0	0	87,543,000	0	0	0	0
HSBC BANK PLC (1) (7) 17	SI	2008-08-06	2017-03 30	3 4800 FIJA	0	0	0	0	0	0	0	124,797,000	0	0	0	0
HSBC BANK PLC (1) (7) 18	SI	2006-02-06	2017-06 26	5.4500 FIJA	0	0	0	0	0	0	0	5 107,000	0	0	0	0
HSBC BANK PLC (1) (8) 19	SI	2005 11-14	2017-06 30	LIBORUSD06 1 15 + 0.34	0	0	0	0	0	0	0	61,661 000	0	0	0	0
HSBC BANK PLC (1) (8) 20	SI	2010-04 15	2020-04 15	LIBORUSD06 0 51 + 1.5	0	0	0	0	0	0	0	218 020 000	218 020 000	218 020 000	109 010 000	0
HSBC BANK PLC (1) (8) 21	SI	2010-04 29	2020-03-31	LIBORUSD06 1 23 + 0.7	0	0	0	0	0	0	0	277,989 000	277 989 000	277 989 000	138 994 000	0
HSBC BANK PLC (1) (8) 22	SI	2010-06 30	2019-07 22	L BORUSD06 1 + 0 64	0	0	0	0	0	0	0	123 274 000	123 274 000	123 274 000	0	0
HSBC BANK PLC (1) (8) 23	SI	2011-09 23	2021-06 30	LIBORUSD06 0 64 + 1.35	0	0	0	0	0	0	0	169 042 000	169 042 000	169 042 000	169 042 000	81,203 000
ING CAP TAL LLC (1) (8) 24	SI	2008-06 13	2017-06 20	LIBORUSD06 1 17 + 0.3	0	0	0	0	0	0	0	121,552 000	0	0	0	0
JAPAN BANK FOR NT (3) (7) 25	SI	2004 10-03	2017-08-03	1.5600 FIJA	0	0	0	0	0	0	0	46 101 000	0	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
JAPAN BANK FOR INT (3) (7) 26	SI	2004-10-03	2017-08-03	1 8600 FIJA	0	0	0	0	0	0	0	1,914 000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 27	SI	2004-10-03	2017-08-03	1 9600 FIJA	0	0	0	0	0	0	0	249,342,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 28	SI	2004-10-03	2017-08-03	2 0600 FIJA	0	0	0	0	0	0	0	26,630,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 29	SI	2004-10-03	2017-08-03	2.1600 FIJA	0	0	0	0	0	0	0	111,285,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 30	SI	2004-10-03	2017-08-03	2 3600 FIJA	0	0	0	0	0	0	0	74 220 000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 31	SI	2004-10-03	2017-08-03	2 5600 FIJA	0	0	0	0	0	0	0	7,791,000	0	0	0	0
JP MORGAN CHASE BA (1) (8) 32	SI	2008-10-09	2017-06-20	LIBORUSD06 1.17 + 0.3	0	0	0	0	0	0	0	182 329 000	0	0	0	0
JP MORGAN CHASE BA (1) (8) 33	SI	2009-07-28	2019-12 20	LIBORUSD06 0 47 + 1.7	0	0	0	0	0	0	0	98 879 000	98 879 000	98 879 000	0	0
JP MORGAN CHASE BA (1) (8) 34	SI	2009-08 26	2019-12 20	LIBORUSD06 0 47 + 1.7	0	0	0	0	0	0	0	342 942 000	342 942 000	342 942 000	0	0
JP MORGAN CHASE BA (1) (8) 35	SI	2009-09 28	2019-12 20	LIBORUSD06 0 47 + 1.7	0	0	0	0	0	0	0	178 097 000	178 097 000	178 097,000	0	0
JP MORGAN CHASE BA (1) (8) 36	SI	2010-12-13	2020-12 21	LIBORUSD06 1 02 + 0 6	0	0	0	0	0	0	0	413 280 000	413 280 000	413 280,000	413 280 000	0
JP MORGAN CHASE BA (1) (8) 37	SI	2011-12 23	2021-12 30	LIBORUSD06 1 08 + 0.48	0	0	0	0	0	0	0	826 560 000	826 560 000	826 560 000	826 560 000	806 281,000
JP MORGAN CHASE BA (1) (8) 38	SI	2011-12 23	2021-12 30	LIBORUSD06 0 92 + 0.8	0	0	0	0	0	0	0	206 640 000	206 640 000	206 640 000	206 640 000	201 452 000
MIZUHO BANK LTD (1) (8) 39	SI	2009-06 15	2018 12 14	LIBORUSD06 1 2987 + 0.4213	0	0	0	0	0	0	0	1,549 800 000	1 549 800 000	0	0	0
MIZUHO BANK LTD (1) (8) 40	SI	2010-03 25	2020-03 24	LIBORUSD06 1 25 + 1.71	0	0	0	0	0	0	0	1,458 671 000	1 458 671 000	1 458 671,000	729 025 000	0
PRIVATE EXPORT FUN (1) (8) 41	SI	2010-12 14	2020 12 21	LIBORUSD06 1 02 + 0.6	0	0	0	0	0	0	0	413 280 000	413 280 000	413 280 000	413 280 000	0
SOCIETE GENERALE (1) (7) 42	SI	2006-03-02	2017-02-13	4 7700 FIJA	0	0	0	0	0	0	0	265,729,000	0	0	0	0
SOCIETE GENERALE (1) (8) 43	SI	2006-11-30	2017-02-13	LIBORUSD06 0 76 + 0.9	0	0	0	0	0	0	0	74,354,000	0	0	0	0
SOCIETE GENERALE (1) (8) 44	SI	2006-03-02	2017-02-13	LIBORUSD06 1 08 + 0.25	0	0	0	0	0	0	0	142 331 000	0	0	0	0
SOCIETE GENERALE (1) (8) 45	SI	2010-01 13	2017-02-13	LIBORUSD06 1 08 + 0.25	0	0	0	0	0	0	0	36 203 000	0	0	0	0
SOCIETE GENERALE (1) (8) 46	SI	2010 12 13	2020 12-21	LIBORUSD06 1.03 + 0.58	0	0	0	0	0	0	0	413 280 000	413 280 000	413 280 000	413 280 000	0
EXPORT DEVELOPMENT (1) (7) 47	SI	2014-03-21	2018-03-21	2 3510 FIJA	0	0	0	0	0	0	0	0	6,198 617,000	0	0	0
INT DEV NO PAG 48	NO	2016-01-01	2016-12 31		0	0	0	0	0	0	0	242 911 000	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	0	23 786 520 000	21 559 929 000	13 000 518 000	8 608 922 000	18 616 964 000
Commercial banks																
BANCO INBURSA SA I (2) (7) 49	NO	2016-01-01	2016-01-01	5.1100 FIJA	0	0	0	0	0	0	0	0	0	0	0	10,836,200,000
BANCO MERCANTIL DE (6) (11) 50	NO	2016-01-01	2016-01-01	TIIE a 5.33 + 1.7	0	975 609 000	975 609 000	975 609 000	975 609 000	4 061 021 000	0	0	0	0	0	0
BANCO NAC DE OBRAS (6) (11) 51	NO	2016-01-01	2016-01-01	TIIE28 6 11 + 0 31	0	9,700 000 000	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE (1) (7) 52	SI	2016-01-01	2016-01-01	5.4400 FIJA	0	0	0	0	0	0	0	206 640 000	413 280 000	0	0	0
BANCO NACIONAL DE (6) (11) 53	NO	2016-01-01	2016-01-01	TIIE28 5 6 + 0 52	0	3 300 000 000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8) 54	SI	2016-01-01	2016-01-01	LIBORUSD01 0 74 + 0.85	0	0	0	0	0	0	0	0	0	0	41 056 570 000	0
BBVA BANCOMER SA (1) (8) 55	SI	2016-01-01	2016-01-01	LIBORUSD03 0 69 + 3 3	0	0	0	0	0	0	0	2 066 400 000	2 066 400 000	2 065 950 000	0	0
BBVA BANCOMER SA (6) (11) 56	NO	2016-01-01	2016-01-01	TIIE a 4 93 + 1 9	0	487,804 000	487 804 000	487 804 000	487,804 000	2 029 688 000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) 57	NO	2016-01-01	2016-01-01	TIIE a 5 88 + 1.25	0	0	0	0	0	4,941,798 000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) 58	NO	2016-01-01	2016-01-01	TIIE a 6 19 + 1 24	0	200 000 000	1 000 000 000	800 000 000	800 000 000	2,136,452 000	0	0	0	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BBVA BANCOMER SA (6) (11) 59	NO	2016-01-01	2016-01-01	TIIE28 6 88 + 0 55	0	20 000 000 000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) 60	NO	2016-01-01	2016-01-01	TIIE a 4 23 + 1.9	0	1 800 000 000	1 800 000 000	1,800 000 000	1 800 000 000	8 348 296 000	0	0	0	0	0	0
CREDIT AGR COLE C (1) (8) 61	SI	2016-01-01	2016-01-01	LIBORUSD01 0 39 + 1.7	0	0	0	0	0	0	0	2 479 680 000	0	0	0	0
HSBC MEXICO SA INS (6) (11) 62	NO	2016-01-01	2016-01-01	TIIE a 5.19 + 1.15	0	0	0	1,260,000,000	1 260 000 000	2,433,227 000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) 63	NO	2016-01-01	2016-01-01	TIIE a 4 26 + 1 9	0	2,600,000,000	2,600,000,000	2,600,000,000	2,600,000 000	9,576,684,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) 64	NO	2016-01-01	2016-01-01	TIIE a 4 26 + 1 9	0	400,000,000	400,000,000	400,000,000	400,000 000	1,413,979,000	0	0	0	0	0	0
NACIONAL FINANCIER (6) (11) 65	NO	2016-01-01	2016-01-01	TIIE28 5 57 + 0 52	0	2,000,000,000	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIER (6) (7) 66	NO	2016-01-01	2016-01-01	6.5500 FIJA	0	0	0	0	0	1 999 008 000	0	0	0	0	0	0
BANCO SANTANDER (1) (7) 67	SI	2016-01-01	2016-01-01	1.7900 FIJA	0	0	0	0	0	0	0	0	5 166 000 000	0	0	0
NACIONAL FINANCIER (1) (8) 68	NO	2016-01-01	2016-01-01	LIBORUSD03 + 1 4	0	0	0	0	0	0	0	4 646 707 000	0	0	0	0
NACIONAL FINANCIER (1) (8) 69	NO	2016-01-01	2016-01-01	LIBORUSD03 + 1 4	0	0	0	0	0	0	0	1 033 200 000	0	0	0	0
NACIONAL FINANCIER (1) (8) 70	NO	2016-01-01	2016-01-01	LIBORUSD03 + 1 4	0	0	0	0	0	0	0	2,314,368,000	0	0	0	0
BANAMEX (1) (7) 71	NO	2016-01-01	2016-01-01	5 2800 FIJA	0	0	0	0	0	0	0	84,353,000	88 917 000	93,727,000	98,797,000	42,726,000
BANAMEX (1) (7) 72	NO	2016-01-01	2016-01-01	3 8000 FIJA	0	0	0	0	0	0	0	79,734,000	82 861 000	86,116,000	89,502,000	100,877,000
BANAMEX (1) (7) 73	NO	2016-01-01	2016-01-01	3 8000 FIJA	0	0	0	0	0	0	0	68,908,000	71 612 000	74,447,000	77,286,000	178,129,000
BANAMEX (1) (7) 74	NO	2016-01-01	2016-01-01	3 8000 FIJA	0	0	0	0	0	0	0	68 908 000	71 612 000	74,447,000	77,286,000	178,129,000
BBVA BANCOMER (1) (7) 75	NO	2016-01-01	2016-01-01	3 5000 FIJA	0	0	0	0	0	0	0	71,290,000	74 059 000	76,744,000	79,464,000	79,350,000
BBVA BANCOMER (1) (7) 76	NO	2016-01-01	2016-01-01	3 5000 FIJA	0	0	0	0	0	0	0	80,039,000	82,760,000	85,749,000	88,843,000	88,933,000
BBVA BANCOMER (1) (7) 77	NO	2016-01-01	2016-01-01	3 6000 FIJA	0	0	0	0	0	0	0	79,734,000	82,829,000	85 833 000	88,874,000	88,762,000
BBVA BANCOMER (1) (7) 78	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	71,306,000	74 089 000	76 696 000	79,495,000	79,593,000
BBVA BANCOMER (1) (7) 79	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	68,841,000	71,383,000	73 941,000	76,518,000	171,121,000
BBVA BANCOMER (1) (7) 80	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	68,771,000	71,228,000	73,881,000	76,518,000	184,795,000
BANCO MULTIVA S A (6) (11) 81	NO	2016-01-01	2016-01-01	TIIE28 4.1046 + 0 9	0	105 388 000	111,555,000	118 082 000	124 992 000	934 534 000	0	0	0	0	0	0
NACIONAL FINANCIER (1) (8) 82	NO	2016-01-01	2016-01-01	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	92 803 000	278 411 000	278 411 000	2,714 516,000
BANCO NAL DE COM EX (1) (8) 83	NO	2016-01-01	2016-01-01	LIBORUSD01 0 4306 + 3.5	0	0	0	0	0	0	0	0	77,184 000	231 554 000	231 554 000	2 257,656 000
BANCO AZTECA (1) (8) 84	NO	2016-01-01	2016-01-01	LIBORUSD01 0 4306 + 3.5	0	0	0	0	0	0	0	0	72,737 000	218 211,000	218 211,000	2 127,565 000
NACIONAL FINANCIER (1) (8) 85	NO	2016-01-01	2016-01-01	LIBORUSD01 0 4306 + 3.5	0	0	0	0	0	0	0	0	59 625 000	178 875 000	178 875 000	1,744 033 000
BANCO NAL DE COM EX (1) (8) 86	NO	2016-01-01	2016-01-01	LIBORUSD01 0 4306 + 3 5	0	0	0	0	0	0	0	0	59,625 000	178 875 000	178 875 000	1,744 033 000
BANCO MULTIVA S A. (6) (11) 87	NO	2016-01-01	2016-01-01	TIIE28 4 0650 + 4 0	0	10,067,000	12,699,000	15 622 000	18 864 000	357,184 000	0	0	0	0	0	0
INT DEV NO PAG 88	NO	2016-01-01	2016-01-01		0	690,597,000	0	0	0	0	0	461,102 000	0	0	0	0
TOTAL	NO				0	42,269,465,000	7,387 667 000	8 447,117,000	8 457,269 000	38 231 871 000	0	13 949,981,000	8 779 004 000	3 953 456 000	42 975 079 000	22 616 408 000
Other banks																
BERGESEN WORLDWIDE (1) (7) 89	SI	2007-07-23	2022-08 23	8.0000 FIJA	0	0	0	0	0	0	0	565 619 000	522 110 000	522,110 000	522,110,000	870,184 000
COPFS (1) (8) 90	SI	2005-01-02	2017-07-31	LIBORUSD01 1 50 + 0.45	0	0	0	0	0	0	0	3,615 482 000	320,156 000	38,783 000	12,142,000	0
FIRST RESERVE (1) (7) 91	SI	2016-07-07	1936-08-07	8 8900 FIJA	0	0	0	0	0	0	0	617,563,000	617 563 000	617,563,000	617,563,000	9 623 698 000
DEUTSCHE BANK MX (1) (7) 92	SI	2013 11-28	2023-11 28	4 4500 FIJA	0	0	0	0	0	0	0	284,758,000	297,691,000	311,212,000	325,347,000	1,067,420,000
F/1651 FIDEI YUNEN (1) (7) 93	SI	2015-01-02	2025-01-01	4.4400 FIJA	0	0	0	0	0	0	0	307,925,000	321,778,000	336 325 000	351,531,000	1,608,257,000
F/1659 FIDE KUKULK (1) (7) 94	SI	2015-10-04	2025-01-03	4.5400 FIJA	0	0	0	0	0	0	0	304,782 000	318,744,000	333 485 000	348,909,000	1 672 199 000
MARVERDE INFRAESTRU (1) (7) 95	SI	2016-06-17	2031-06-17	8.3800 FIJA	0	0	0	0	0	0	0	859,965,000	934,909,000	1 016 384 000	1,104,960 000	19 502 941 000
BLUE MARINE SHIPPING (1) (7) 96	SI	2008-08-13	2018-08-13	8.0000 FIJA	0	0	0	0	0	0	0	182,493,000	146,625 000	0	0	0
BLUE MARINE SHIPPING (1) (7) 97	SI	2008-02-09	2018-08-13	7 9600 FIJA	0	0	0	0	0	0	0	169,140,000	127,862 000	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
F TAPIAS MEXICO, SA (1) (7) 98	SI	2008-10-23	2018-02-11	7 9600 FIJA	0	0	0	0	0	0	0	180,694,000	195 589 000	0	0	0
F TAPIAS MEXICO SA (1) (7) 99	SI	2008-11-14	2018-11-10	8 0000 FIJA	0	0	0	0	0	0	0	180 694 000	195 589 000	0	0	0
INT DEV NO PAG 100	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	0	16 587 000	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	0	7,275 702 000	3 998 616 000	3 175 862 000	3 282 562 000	34 344 699 000
Total banks																
TOTAL	NO				0	42 269,466,000	7 387 667,000	8 447 117,000	8 467 269,000	38 231 871 000	0	45 011,203 000	34 337 549 000	20 129 836 000	54 866 563,000	75,478 061,000
Stock market [abstract]																
Listed on stock exchange - unsecured																
BANCO INVEX SA INS (6) (11) 101	NO	2011-03 10	2017-10-04	TIIE28 5 63 + 0 24	0	6 986 039 000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 102	NO	2012-11-29	2017-11-23	TIIE28 6 1 + 0 18	0	11 468 748 000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 103	NO	2013-03 22	2017 11 23	TIIE28 6 1 + 0 18	0	2 494 841 000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 104	NO	2013-06 25	2017-11 23	TIIE28 6 1 + 0 18	0	2 495 609 000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 105	NO	2013-09 19	2019-02 28	TIIE28 5 6 + 0 06	0	0	0	4 989 150 000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 106	NO	2013-09 12	2019-02-28	TIIE28 5 6 + 0 06	0	0	0	1,096 153 000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 107	NO	2014-01-30	2019-02-28	TIIE28 5 6 + 0 06	0	0	0	1,992 572 000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 108	NO	2014-02-07	2019-02-28	TIIE28 5 6 + 0 06	0	0	0	1,497 693 000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 109	NO	2014-11-09	2019-02 28	TIIE28 5 6 + 0 06	0	0	0	4 995,175 000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 110	NO	2014-11 27	2020-11-19	TIIE28 6 1 + 0 15	0	0	0	0	4 987 647,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 111	NO	2015-11-02	2020-11-19	TIIE28 6 1 + 0.15	0	0	0	0	4 257,131,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 112	NO	2015-07-16	2020 11-19	TIIE28 6 1 + 0.15	0	0	0	0	645 771,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 113	NO	2015-09 30	2018-09-26	TIIE28 6 09 + 0 35	0	0	1,354 521 000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 114	NO	2010-08-02	2020-01-27	9 1000 FIJA	0	0	0	0	10 048 950 000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 115	NO	2011-07-12	2021-11-24	7 6500 FIJA	0	0	0	0	0	20 457 670 000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 116	NO	2013-09 26	2024 12-09	7 1900 FIJA	0	0	0	0	0	57,385 321 000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 117	NO	2014 11-27	2026 12-11	7 4700 FIJA	0	0	0	0	0	31,009 176 000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 118	NO	2010-08-02	2020-01-27	4 2000 FIJA	0	0	0	0	4,464,786 000	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 119	NO	2011-03-10	2021-09 20	3 5500 FIJA	0	0	0	0	0	3 630 556 000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 120	NO	2014-01-30	2026-01-15	3 9400 FIJA	0	0	0	0	0	17 958 802 000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 121	NO	2012 11-29	2028 11-05	3 0200 FIJA	0	0	0	0	0	4 006 638 000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 122	NO	2015-09-30	2035-05-09	5 2300 FIJA	0	0	0	0	0	6 322,738 000	0	0	0	0	0	0
BNP PARIBAS (4) (7) 123	SI	2015-08-12	2020-08 12	1 5000 FIJA	0	0	0	0	0	0	0	0	0	0	12,102,747 000	0
C BANCO S A INS (6) (11) 124	NO	2016-03-23	2019 02 10	TIIE28 6 11 + 1 35	0	0	0	4 989 843 000	0	0	0	0	0	0	0	0
CREDIT SUISSE (4) (7) 125	SI	2016-06-14	2018 06 14	1 5000 FIJA	0	0	0	0	0	0	0	0	4,539 022 000	0	0	0
CREDIT SUISSE (4) (7) 126	SI	2012-10-04	2019-10-04	2 5000 FIJA	0	0	0	0	0	0	0	0	0	6 056 337 000	0	0
CREDIT SUISSE (4) (7) 127	SI	2016-06-14	2021-12-14	2 3750 FIJA	0	0	0	0	0	0	0	0	0	0	0	3 031,480,000
DEUTSCHE BANK AG (1) (7) 128	SI	2007-10-22	2018 01-03	5.7500 FIJA	0	0	0	0	0	0	0	0	36 334,131 000	0	0	0
DEUTSCHE BANK AG (1) (7) 129	SI	2001-11-14	2022 01-02	8 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	3 311 302 000
DEUTSCHE BANK AG (1) (7) 130	SI	2005-08-06	2035-06 15	6 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	35,162 000 000
DEUTSCHE BANK AG (1) (7) 131	SI	2008-04-06	2038-06 15	6 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	10 263 808 000
DEUTSCHE BANK TRUS (1) (7) 132	SI	2016 12 13	2022-03 13	5 3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	30,765 377,000
DEUTSCHE BANK TRUS (1) (7) 133	SI	2010-08 30	2035-06 15	6 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	21 404 134 000
DEUTSCHE BANK AG (2) (7) 134	SI	2009-07-10	2017-09-01	5 5000 FIJA	0	0	0	0	0	0	0	21,672 400 000	0	0	0	0
DEUTSCHE BANK AG (2) (7) 135	SI	2009-08 17	2017-06 11	5 7790 FIJA	0	0	0	0	0	0	0	4,334 480 000	0	0	0	0
DEUTSCHE BANK AG (2) (7) 136	SI	2016 03 15	2019-03-15	3 7500 FIJA	0	0	0	0	0	0	0	0	0	29,198,138 000	0	0
DEUTSCHE BANK AG (2) (7) 137	SI	2013-11-27	2020-11 27	3 1250 FIJA	0	0	0	0	0	0	0	0	0	0	28 061,553 000	0
DEUTSCHE BANK AG (2) (7) 138	SI	2015-04 21	2022-04 21	1 8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	21,543 799 000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
DEUTSCHE BANK AG (2) (7) 139	SI	2016-03-15	2023-03-15	5.1250 FIJA	0	0	0	0	0	0	0	0	0	0	0	19 396 056 000
DEUTSCHE BANK AG (2) (7) 140	SI	2005-02-22	2025-02 24	5 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	21 672 400 000
DEUTSCHE BANK AG (2) (7) 141	SI	2014-04-16	2026-04 16	3 7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	21 575 228 000
DEUTSCHE BANK AG (2) (7) 142	SI	2015-04-21	2027-04 21	2 7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	26 813 644 000
DEUTSCHE BANK AG (2) (7) 143	SI	2015-06-11	2030-06-11	4 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2 049 316 000
DEUTSCHE BANK AG (3) (7) 144	SI	2002-05 12	2023-05 12	3 6000 FIJA	0	0	0	0	0	0	0	0	0	0	0	5 316 300 000
DEUTSCHE BANK AG (5) (7) 145	SI	2009-02-06	2022 02-06	8 2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	8 825 433 000
DEUTSCHE BANK AG (8) (7) 146	SI	2012-04 26	2017-04 26	6.1250 FIJA	0	0	0	0	0	0	0	2 232 195 000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7) 147	SI	1998-01-04	2018-03 30	9 2500 FIJA	0	0	0	0	0	0	0	0	2 414 464 000	0	0	0
DEUTSCHE BANK TRUS (1) (7) 148	SI	2013-07-18	2018-07-18	3.5000 FIJA	0	0	0	0	0	0	0	0	20 646 143 000	0	0	0
DEUTSCHE BANK TRUS (1) (7) 149	SI	2014-01-23	2019-01 23	3 1250 FIJA	0	0	0	0	0	0	0	0	0	10 328 296 000	0	0
DEUTSCHE BANK TRUS (1) (7) 150	SI	2016-04-02	2019-04 02	5 5000 FIJA	0	0	0	0	0	0	0	0	0	15 480 624 000	0	0
DEUTSCHE BANK TRUS (1) (7) 151	SI	2009-03-02	2019-03 05	8 0000 FIJA	0	0	0	0	0	0	0	0	0	26 957 848 000	0	0
DEUTSCHE BANK TRUS (1) (7) 152	SI	2010-05-02	2020-05-03	6 0000 FIJA	0	0	0	0	0	0	0	0	0	0	20 610 256 000	0
DEUTSCHE BANK TRUS (1) (7) 153	SI	2015-01-23	2020-07 23	3 5000 FIJA	0	0	0	0	0	0	0	0	0	0	30 960 215 000	0
DEUTSCHE BANK TRUS (1) (7) 154	SI	2010-07-21	2021-01-21	5 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	62 089 311 000
DEUTSCHE BANK TRUS (1) (7) 155	SI	2016-04-02	2021-04-02	6 3750 FIJA	0	0	0	0	0	0	0	0	0	0	0	25 797 160 000
DEUTSCHE BANK TRUS (1) (7) 156	SI	2012-01 24	2022-01-24	4 8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	43 201 768 000
DEUTSCHE BANK TRUS (1) (7) 157	SI	2013-01 30	2023-01-30	3 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	43 312 163 000
DEUTSCHE BANK TRUS (1) (7) 158	SI	2016-09-21	2023-09-21	4 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	42 684 000 000
DEUTSCHE BANK TRUS (1) (7) 159	SI	1993-01-03	2023-01-12	8 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2 707 045 000
DEUTSCHE BANK TRUS (1) (7) 160	SI	2013-07-18	2024-01-18	4 8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	30 890 473 000
DEUTSCHE BANK TRUS (1) (7) 161	SI	2014-10-15	2025-01-15	4 2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	20 578 828 000
DEUTSCHE BANK TRUS (1) (7) 162	SI	2015 01-23	2026-01-23	4 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	30 920 503 000
DEUTSCHE BANK TRUS (1) (7) 163	SI	2016-04-02	2026-04-08	6 8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,789 964 000
DEUTSCHE BANK TRUS (1) (7) 164	SI	2004 12 30	2027-09-15	9 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	4 665,765 000
DEUTSCHE BANK TRUS (1) (7) 165	SI	1997-09 18	2027-09 16	9 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,112 439,000
DEUTSCHE BANK TRUS (1) (7) 166	SI	2016 12 13	2027-03 13	6 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	61 279,739 000
DEUTSCHE BANK TRUS (1) (7) 167	SI	2011 02-06	2041-02-06	6 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	62,101,777,000
DEUTSCHE BANK TRUS (1) (7) 168	SI	2012-06 26	2044-06 27	5 5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	56 365 621,000
DEUTSCHE BANK TRUS (1) (7) 169	SI	2014-01-23	2045-01 23	6 3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,606 498 000
DEUTSCHE BANK TRUS (1) (7) 170	SI	2015-01-23	2046 01 23	5 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,551,820 000
DEUTSCHE BANK TRUS (1) (7) 171	SI	2010-09 28	2046 12 28	6 6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	20 648 153 000
DEUTSCHE BANK TRUS (1) (7) 172	SI	2016-09 21	2047-09-21	6 7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	72 173 033 000
DEUTSCHE BANK TRUS (1) (8) 173	SI	2013-07 18	2018-07-18	LIBORUSD03 0 88 + 2 02	0	0	0	0	0	0	0	0	10 314 410 000	0	0	0
DEUTSCHE BANK TRUS (1) (8) 174	SI	2016-12-13	2022 11-03	LIBORUSD03 0 9565 + 3 65	0	0	0	0	0	0	0	0	0	0	0	20 628 965 000
SCOTIA INVERLAT CA (7) (13) 175	NO	2004 12 23	2019 05 12	TASA CEROS 0 00% + 0	0	0	0	7 876 046 000	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CA (7) (13) 176	NO	2005-01-02	2019-05 12	TASA CEROS 0 00% + 0	0	0	0	9 443 850 000	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7) 177	SI	1999-07-27	2017-08 15	10 6100 FIJA	0	0	0	0	0	0	0	774,900 000	0	0	0	0
PEMEX FINANCE (1) (7) 178	SI	1998 12-14	2018-11-15	9.1500 FIJA	0	0	0	0	0	0	0	1 291,500 000	1,291,500 000	0	0	0
INT DEV NO PAG 179	NO	2016-01-01	2016-12 31		0	2,540,749 000	0	0	0	0	0	23 590,415 000	0	0	0	0
TOTAL	NO				0	25 985 986 000	1 364 521 000	36 880,482 000	24 404 285 000	140 770 901,000	0	53 895 890 000	75 639 670 000	88 021 243 000	91 734,771 000	1,019 235 301 000

Listed on stock exchange - secured

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured																
CREDIT AGRICOLE CI (1) (7) 180	SI	2012-07-26	2022-12-20	1.7000 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	1,649,997,000
CREDIT AGRICOLE CI (1) (7) 181	SI	2012-06-07	2022-12-20	1.9500 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	1,649,623,000
CREDIT AGRICOLE CI (1) (7) 182	SI	2012-06-07	2022-12-20	2.0000 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,300	826,560,000	1,649,005,000
SUMITOMO MITSUI BA (3) (8) 183	SI	2008-09-19	2020-09-29	LIBORJPY06 .00421 + 0.75	0	0	0	0	0	0	0	0	0	0	11,341,440,000	0
WELLS FARGO NA (1) (7) 184	SI	2013-04-11	2024-02-15	2.2900 FIJA	0	0	0	0	0	0	0	723,240,000	723,240,000	723,240,000	723,240,000	2,527,143,000
WELLS FARGO NA (1) (7) 185	SI	2013-09-19	2024-02-15	2.8300 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	2,887,942,000
WELLS FARGO NA (1) (7) 186	SI	2014-10-20	2025-04-15	2.3780 FIJA	0	0	0	0	0	0	0	1,033,200,000	1,033,200,000	1,033,200,000	1,033,200,000	4,640,480,000
WELLS FARGO NA (1) (7) 187	SI	2015-07-31	2025-12-15	2.4600 FIJA	0	0	0	0	0	0	0	1,084,860,000	1,084,860,000	1,084,860,000	1,084,860,000	5,408,856,000
WELLS FARGO NA (1) (8) 188	SI	2013-09-30	2024-02-15	LIBORUSD03 0.91 + 0.43	0	0	0	0	0	0	0	1,549,800,000	1,549,800,000	1,549,800,000	1,549,800,000	5,011,659,000
WELLS FARGO NA (1) (8) 189	SI	2014-10-14	2025-04-15	LIBORUSD03 0.88 + 0.35	0	0	0	0	0	0	0	1,033,200,000	1,033,200,000	1,033,200,000	1,033,200,000	4,626,543,000
MIZUHO BANK LTD (3) (7) 190	SI	2016-07-26	2026-07-24	0.5400 FIJA	0	0	0	0	0	0	0	0	0	0	0	14,143,127,000
INT DEV NO PAG 191	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	0	278,104,000	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	0	9,003,644,000	8,738,640,000	8,738,640,000	20,071,880,000	44,194,376,000
Total listed on stock exchanges and private placements																
TOTAL	NO				0	25,986,986,000	1,354,821,000	36,880,482,000	24,484,285,000	140,770,901,000	0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other current and non-current liabilities with cost [abstract]																
Other current and non-current liabilities with cost																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Suppliers [abstract]																
Suppliers																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total suppliers																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities [abstract]																
Other current and non-current liabilities																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non current liabilities																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total credits																
TOTAL	NO				0	68,255,451,000	8,742,188,000	46,327,599,000	32,861,654,000	179,002,772,000	0	107,910,727,000	118,607,759,000	116,881,619,000	166,673,314,000	1,138,907,737,000

[800003] Annex - Monetary foreign currency position

	Currencies [axis]				
	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	3,915,357,000	80 906,942,000	806,946,000	16,674,741,000	97,581,683,000
Non-current monetary assets	0	0	453,422,000	9,369,519,000	9,369,519,000
Total monetary assets	3,915,357,000	80,906,942,000	1,260,368,000	26,044,260,000	106,951,202,000
Liabilities position [abstract]					
Current liabilities	1,693,039,000	34,984,950,000	1,613,563,000	33,342,665,000	68,327,615,000
Non-current liabilities	4,363,651,000	90,170,485,000	12,349,351,000	255,186,991,000	345,357,476,000
	6,056,690,000	125,155,435,000	13,962,914,000	288,529,656,000	413,685,091,000
	(2,141,333,000)	(44,248,493,000)	(12,702,546,000)	(262,485,396,000)	(306,733,889,000)

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLIFEROS:				
COMBUSTOLEO	15,941,117,000	18,375,900,000	0	34,317,017,000
DIESEL	136,775,067,000	0	0	136,775,067,000
GAS L.P.	50,872,376,000	0	0	50,872,376,000
GASOLINA MAGNA SIN	248,449,841,000	0	0	248,449,841,000
GASOLINA PREMIUM	87,414,769,000	0	0	87,414,769,000
TURBOSINA	28,933,961,000	0	0	28,933,961,000
OTROS REFINADOS	9,621,357,000	3,122,825,000	0	12,744,182,000
PETRÓLEO CRUDO	0	288,625,794,000	0	288,625,794,000
NAFTAS	0	13,764,996,000	0	13,764,996,000
EFECTO MARGINAL VENTAS DE CÍAS. SUBSIDIARIAS	0	67,367,119,000	0	67,367,119,000
PETROQUÍMICOS:				
DERIVADOS DEL METANO	3,776,359,000	0	0	3,776,359,000
DERIVADOS DEL ETANO	14,330,481,000	0	0	14,330,481,000
AROMÁTICOS Y DERIVADOS	1,984,141,000	0	0	1,984,141,000
PROPILENO Y DERIVADOS	2,971,063,000	0	0	2,971,063,000
OTROS PETROQUIMICOS	9,281,365,000	3,861,483,000	0	13,142,848,000
GAS SECO	59,648,576,000	0	0	59,648,576,000
Ingresos por servicios				
Ingresos por servicios	14,427,081,000	0	0	14,427,081,000
TOTAL	684,427,554,000	395,118,117,000	0	1,079,545,671,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

1.1 POLICIES FOR THE USE OF DERIVATIVE FINANCIAL INSTRUMENTS

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of Derivative Financial Instruments ("DFIs"), and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Committee, which is a collegial body for consultation, opinion and decisions on financial risk exposure, financial risk mitigation schemes and negotiation of DFIs.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-Clearport. The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets defined above.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal normativity the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, certain of the PMI subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and capital at risk (an aggregation of fair value or mark-to-market ("MtM") and profit and loss, or CaR).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the

margin requirements of the corresponding exchange market, and therefore do not have internal policies for these DFIs.

DFIs held with financial counterparties do not consider collateral exchange clauses. Notwithstanding, PEMEXs regulatory framework promotes credit risk mitigation strategies such as collateral exchange

PEMEX does not have an independent third party to verify the compliance with these internal standards; however, PEMEX has internal control procedures that certify the compliance with existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

1.2 DESCRIPTION ABOUT VALUATION TECHNIQUES

Fair Value of DFIs

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applicable Products, (SAP). PEMEX has no policies to designate a calculation or valuation agent.

Because PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges' effectiveness.

Fair value hierarchy

PEMEX's DFIs' fair-value assumptions fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in financial markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in financial markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

1.3 LIQUIDITY SOURCES

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFI's. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain of the PMI subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or "in-house bank". In addition, certain of the PMI subsidiaries have access to bilateral credit lines from financial institutions.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

1.4 CHANGES IN EXPOSURE TO MAIN RISKS

Market Risk

(i)Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based

on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the fourth quarter of 2016 no interest rate swap expired.

(ii)Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, petrochemicals and natural gas and our byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which were priced in pesos and represented less than 5% of PEMEX's revenues. Nevertheless, as of 2017, these sales are referenced to international U.S. dollar-denominated prices.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

In order to favor the cash flow structure described above, most of PEMEX's debt is issued in U.S. dollars or hedged through DFIs, either with swaps to convert the debt into U.S. dollars or through other DFIs to mitigate the exchange rate risk exposure. The rest of the debt is denominated in pesos or in UDIs, for which most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX's debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. Through these strategies, PEMEX has further sought to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of our DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar versus, U.S. dollar and UDIs versus the peso.

During the fourth quarter of 2016, any DFI entered into with the purpose of mitigating exchange rate risk expired.

Certain of the PMI subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, certain of the PMI subsidiaries will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii)Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under our current fiscal regime.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

PEMEX's exposure to crude oil prices is partly mitigated by natural hedges between its inflows and outflows. During 2016, as a result of the changes in PEMEX's fiscal regime, our sensitivity to crude oil prices decreased. Nonetheless PEMEX has been working on a hedging strategy for the coming years in order to reduce its exposure to drops in crude oil price.

In April 2017, PEMEX entered into a crude oil hedge to partially protect our cash flows from decreases in the Mexican crude oil basket price below that established in the Federal Revenue Law. Through this instrument, PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133.5 million. This hedging strategy provides PEMEX with full protection when the monthly average price of the Mexican crude oil basket price is between U.S. $42 and U.S. $37 per barrel, which is the price range with the higher probability among adverse scenarios, and partial protection when it is below U.S. $37 per barrel.

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations in the propane price of its imports. These DFIs were held over a percentage of the total imports volume with maturity dates in 2015. Since 2015, PEMEX did not enter in any propane import price swap.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to limit market risk exposure. During the fourth quarter of 2016, the expired DFIs were nine swaps and zero options with domestic customers, while with financial counterparties were six swaps and zero options, with a gain of $ 776 recognized under the concept of (Loss) Return in DFIs.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to minimize this risk,

thereby reducing the volatility of its financial results. During the fourth quarter of 2016, PMI Trading closed eight DFIs positions listed in *CME-Clearport* related to commodities, with a loss of Ps. (337,057) recognized under the concept of (Loss) Return in DFIs. During the fourth quarter of 2016, PMI Trading had thirty six margin calls, which accounted for a negative net flow of Ps. 663,097.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

(iv) Risk Relating to the Portfolio of Third-Party Shares

As of December 31, 2016, PMI HBV owned 22,221,893 Repsol, S.A. shares and HPE held one for a total of 22,221,894 shares. These shares have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. As of the fourth quarter of 2016, the specified thresholds were reached in two cross-currency swaps, which were used to hedge the exchange rate exposure to the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

In addition, during 2016 PEMEX entered into long-term DFIs with mandatory early termination clauses(pursuant to which, at a given date, and irrespective of the then current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty) which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of the fourth quarter of 2016, there were no early terminations due to these clauses.

According to IFRS 13 "Fair Value Measurement," the MtM of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the fourth quarter of 2016.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both us and the counterparty's credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the price volatility of natural gas.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is minimized through the use of futures and standardized instruments that are cleared through CME-Clearport.

Accounting treatment applied and the impact in financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they are related. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of December 31, 2016 and 2015, the net fair value of PEMEX's DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. (26,010,486) and Ps. (25,699,581), respectively. As of December 31, 2016 and 2015, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the years ended December 31, 2016 and 2015, PEMEX recognized a net loss of Ps. 14,000,987 and Ps. 21,449,877, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2016 and 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

Quantitative information for disclosure [text block]

QUANTITATIVE DISCLOSURE

SENSITIVITY ANALISIS

PEMEX have entered into DFIs with the purpose to mitigate completely the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables, in this sense, since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts through Mex Gas Supply, S.L. Through this mechanism (back-to-back), Pemex Industrial Transformation maintains a negligible or even null market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs seek to fix hydrocarbons prices, where the DFIs' underlying is the same as the one involved in the commercialization, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness. It is noteworthy that the price fixing DFIs of PMI Trading (crude and oil), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value is shown in the next tables:

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Interest Rate Swaps	Hedging	38,150,910	LIBOR USD 3M = 0.99789%	LIBOR USD 3M = 0.85367%	221,759	(900,868)	4,597,740	4,597,740	4,597,740	4,597,740	4,597,740	15,162,210	0
Currency Swaps	Hedging	336,768,290	MXN = 20.664 1/EUR = 1.0488 1/GBP = 1.2246 JPY = 116.60741 UDI = 5.56288 CHF = 1.0231 AUD = 1.38831 Exchange rates against US dollar.	MXN = 19.5002 1/EUR = 1.1205 1/GBP = 1.3001 JPY = 100.60984 UDI = 5.45479 CHF = 0.972 AUD = 1.30548 Exchange rates against US dollar.	(25,876,855)	(10,859,156)	37,767,338	4,736,567	61,753,488	63,291,011	6,127,138	163,092,748	0
Currency options	Hedging	14,133,580	JPY = 116.60741 Exchange rates against US dollar.	JPY = 100.60984 Exchange rates against US dollar.	(301,131)	(68,972)	0	0	0	0	0	14,133,580	0

TABLE 2

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)(1)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Long Swaps	Trading	2,700,502	3.16	2.79	27,869	10,286	1,899,650	738,488	62,364	0	0	0	0
Short Swaps	Trading	(2,700,502)	3.16	2.79	(25,145)	(7,102)	(1,899,650)	(738,488)	(62,364)	0	0	0	
European call	Trading												
Long		1,073,425	3.16	2.79	11,548	7,764	789,475	270,200	13,750	0	0	0	
Short		(1,073,425)	3.16	2.79	(11,488)	(7,691)	(789,475)	(270,200)	(13,750)	0	0	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3

Crude and Petroleum Products Financial Derivatives Classified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter(2)	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Futures	Hedging	0.0	0.0	50.2	0.0	3,822.0	0.0	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	(4.1)	98.96	40.2	(688,016)	(281,798)	(4.1)	0	0	0	0	0	N.A

'(1) Net Volume.

'(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps. 183,377,295.36

TABLE 4

Financial Derivative Instruments from Treasury

(in thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,788,382	LIBOR USD 1M = 0.77167%	LIBOR USD 1M = 0.53111%	(57,043)	(92,042)	301,905	315,003	328,737	342,873	296,440	203,424	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 30, 2016 Ps. 19.5002 = US$1.00 and as of December 31, 2016 Ps. 20.6640 = US$1.00

The information in these tables has been calculated using the exchange rates as of September 30, 2016 Ps. 21.84997 = EUR$1.00 and as of December 31, 2016 Ps. 21.6724 = EUR$1.00

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Subclassifications of assets, liabilities and equities [abstract]		
Cash and cash equivalents [abstract]		
Cash [abstract]		
Cash on hand	43,206,539,000	31,191,926,000
Balances with banks	28,223,888,000	21,317,757,000
Total cash	71,430,427,000	52,509,683,000
Cash equivalents [abstract]		
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	92,102,086,000	56,859,197,000
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	92,102,086,000	56,859,197,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	163,532,513,000	109,368,880,000
Trade and other current receivables [abstract]		
Current trade receivables	75,952,706,000	46,460,205,000
Current receivables due from related parties	0	0
Current prepayments [abstract]		
Current advances to suppliers	0	0
Current prepaid expenses	27,094,012,000	10,710,521,000
Total current prepayments	27,094,012,000	10,710,521,000
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	30,609,365,000	22,075,095,000
Total trade and other current receivables	133,656,083,000	79,245,821,000
Classes of current inventories [abstract]		
Current raw materials and current production supplies [abstract]		
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	486,372,000	272,652,000
Current finished goods	31,797,449,000	33,748,012,000
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	13,608,240,000	9,750,264,000
Total current inventories	45,892,061,000	43,770,928,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners [abstract]		
Non-current assets or disposal groups classified as held for sale	7,460,674,000	33,213,762,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,460,674,000	33,213,762,000
Trade and other non-current receivables [abstract]		
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	148,607,602,000	0
Total trade and other non-current receivables	148,607,602,000	0
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	23,154,632,000	24,165,599,000
Total investments in subsidiaries, joint ventures and associates	23,154,632,000	24,165,599,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	44,573,336,000	43,349,518,000
Buildings	30,671,338,000	28,660,996,000
Total land and buildings	75,244,674,000	72,010,514,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	13,533,397,000	9,439,352,000
Total vehicles	13,533,397,000	9,439,352,000
Fixtures and fittings	0	0
Office equipment	13,967,935,000	16,435,034,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	1,357,615,746,000	1,035,127,327,000
Construction in progress	206,426,289,000	210,524,402,000
Construction prepayments	0	0
Other property, plant and equipment	496,229,000	947,002,000
Total property, plant and equipment	1,667,284,270,000	1,344,483,631,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	8,639,242,000	14,304,961,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	5,560,492,000	3,982,962,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	4,410,133,000	53,424,698,000
Total intangible assets other than goodwill	18,609,867,000	71,712,621,000
Goodwill	0	0
Total intangible assets and goodwill	18,609,867,000	71,712,621,000
Trade and other current payables [abstract]		
Current trade payables	0	0

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	0	0
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	151,649,540,000	167,314,243,000
Total trade and other current payables	151,649,540,000	167,314,243,000
Other current financial liabilities [abstract]		
Bank loans current	87,280,668,000	132,077,119,000
Stock market loans current	88,885,520,000	60,431,549,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	30,867,956,000	27,300,687,000
Total Other current financial liabilities	207,034,144,000	219,809,355,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	247,335,933,000	194,187,808,000
Stock market loans non-current	1,559,668,609,000	1,106,685,359,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,807,004,542,000	1,300,873,167,000
Other provisions [abstract]		
Other non-current provisions	88,317,879,000	73,191,796,000
Other current provisions	0	0
Total other provisions	88,317,879,000	73,191,796,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	50,720,022,000	29,550,360,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	(5,564,130,000)	(5,771,947,000)

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(221,614,013,000)	(329,801,386,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	13,058,680,000	0
Total other reserves	(163,399,441,000)	(306,022,973,000)
Net assets (liabilities) [abstract]		
Assets	2,329,886,027,000	1,775,654,200,000
Liabilities	3,562,894,175,000	3,107,330,098,000
Net assets (liabilities)	(1,233,008,148,000)	(1,331,675,898,000)
Net current assets (liabilities) [abstract]		
Current assets	355,398,801,000	267,200,497,000
Current liabilities	426,189,887,000	443,407,721,000
Net current assets (liabilities)	(70,791,086,000)	(176,207,224,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	14,427,081,000	12,912,112,000	4,104,643,000	2,720,190,000
Revenue from sale of goods	1,065,118,590,000	1,153,450,357,000	319,744,267,000	261,506,500,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	1,079,545,671,000	1,166,362,469,000	323,848,910,000	264,226,690,000
Finance income [abstract]				
Interest income	13,749,255,000	14,990,859,000	7,112,077,000	12,573,570,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	19,836,205,000	10,047,727,000	6,823,486,000	1,609,119,000
Other finance income	0	0	0	0
Total finance income	33,585,460,000	25,038,586,000	13,935,563,000	14,182,689,000
Finance costs [abstract]				
Interest expense	98,844,464,000	67,773,593,000	30,033,493,000	18,946,464,000
Net loss on foreign exchange	254,012,743,000	154,765,574,000	75,870,452,000	18,496,302,000
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	33,837,192,000	31,497,604,000	23,667,701,000	5,752,567,000
Other finance cost	0	0	0	0
Total finance costs	386,694,399,000	254,036,771,000	129,571,646,000	43,195,333,000
Tax income (expense)				
Current tax	311,189,679,000	383,941,941,000	90,386,269,000	84,109,773,000
Deferred tax	(46,668,244,000)	(52,441,693,000)	(46,387,370,000)	(52,821,168,000)
Total tax income (expense)	264,521,435,000	331,500,248,000	43,998,899,000	31,288,605,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

NOTE 1.STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the *Ley de Petróleos Mexicanos* (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the special regime for acquisitions, leases, services and public works matters came into effect the day after.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos is entitled to perform activities related to refining, gas processing and engineering and research projects to create economic value and profitability for the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, *Pemex Exploración y Producción* (Pemex Exploration and Production), *Pemex Transformación Industrial* (Pemex Industrial Transformation), *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization were *Pemex-Exploración y Producción*, *Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic

Petrochemicals) and *Pemex-Petroquímica* (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos.

Pursuant to the recent corporate reorganization (the "Corporate Reorganization"), the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will have assumed all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities mainly perform the following activities:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.
- Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.
- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.
- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to Petróleos Mexicanos, Subsidiary Entities, subsidiary companies and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.
- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to Petróleos Mexicanos, Subsidiary Entities, subsidiary companies and other companies, by itself or through companies in which it participates directly or indirectly.
- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.
- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On May 12, 2016, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

The terms in capital letters not defined in these financial statements shall be understood as established in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliates companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3-a).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2.BASIS OF PREPARATION

a.Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

On April 20, 2017, these consolidated financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. José Antonio González Anaya, Chief Executive Officer, Mr. Juan Pablo Newman Aguilar, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes hereto as of December 31, 2016 were approved by the Board of Petróleos Mexicanos on April 27, 2017 with prior approval from the Audit Committee of the report of the Independent Registered Public Accountant, pursuant to the terms of Article 13 Fraction VI of the Petróleos Mexicanos Law, Article 104 Fraction III, paragraph a, of the Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (General provisions applicable to securities´ issuers and other participants of the securities market).

b.Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost, present value or value in use. The principal items measured at fair value are derivative financial instruments ("DFIs"); the principal item measured at amortized cost is debt, the principal item measured at present value is the provision for employee benefits and some components of wells, pipelines, properties, plant and equipment are measured at value in use.

Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

For the years ended December 31, 2016 and 2015, PEMEX recognized net losses of Ps. 191,144,342 and Ps.712,567,398, respectively, caused mainly by the decrease in international oil prices that commenced in August 2014, the high tax burden applicable to the industry and the depreciation of the peso relative to the U.S. dollar. Additionally, as of December 31, 2016 and December 31, 2015, PEMEX had a negative equity of Ps. 1,233,008,147 and Ps. 1,331,675,898, respectively, and a negative working capital of Ps. 70,791,086 and Ps. 176,207,224, respectively; and net cash flows used in operating activities for Ps.41,485,440 for the year ended December 31, 2016.

PEMEX believes net cash flows from its operating and financing activities for 2017, including the use of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following from the date of issuance of these consolidated financial statements.

PEMEX is continuing to implement a business strategy that redefines it as a state-owned productive company and that enables it to operate competitively and efficiently and take advantage of benefits of the Energy Reform. PEMEX began taking certain of these actions in 2016 and will continue in 2017 as further described below:

- *2017-2021 Business Plan*: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances, including an intensive farm-out program.

The business plan was prepared with realistic and conservative premises, which does not include additional income from the disposal of assets.

➢*Plan for 2017:* The 2017 actions under the business plan also sets out certain objectives Petróleos Mexicanos expects to achieve with respect to its Subsidiary Entities as follows:

- Pemex Exploration and Production's investments will focus on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production. For 2017 Pemex Exploration and Production is planning to develop farm-outs and other partnerships, including the partnership celebrated with Chevron and Inpex Corporation in the bidding round 1.4, for the rights to block 3 North of the Plegado Perdido Belt in the Gulf of Mexico and its migration of assignment through the strategic alliance with the French BHP-Billiton for the Trion project.

- With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries for approximately projects for 2017, such as the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for the hydrogen supply in the Miguel Hidalgo Refinery in Tula, Hidalgo.

- Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to provide profitable and competitive services to multiple customers. For 2017, Pemex Logistics is working on the open season to provide services for transportation and storage of products.

- PEMEX's business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene, Pemex Cogeneration and Services and Pemex Drilling and Services through services contracts and partnerships for the modernization of their facilities.

➢*2016 Budget Adjustment*. For 2017, PEMEX continues to develop actions from its "Plan de Ajuste Presupuestal 2016" (2016 Budget Adjustment Plan) which were included in its 2017-2021 business plan, as this plan contributed to increase its efficiency to enable it to be more competitive in the hydrocarbons sector in Mexico; focus investments on the most profitable projects; established partnerships with the private sector for strategic projects and promoted further development in sectors where private investment may provide economic growth in Mexico; and identified opportunities for joint arrangements that can generate additional revenues, as well as savings in investment costs.

➢*Pension Reform*. As of January 1, 2016, new employees receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee's individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, PEMEX will provide existing employees with the option to migrate from a defined benefit plan to a defined contribution plan, which will allow PEMEX to decrease its employee benefits service cost and the growing of its employee benefits liability.

➢*Asset Sales*. PEMEX will continue to evaluate the divestiture of non-essential assets to obtain working capital, such as the sale of Gasoductos de Chihuahua, S. de R.L. de C.V. in 2016 (see Note 11).

➢*Decreased Debt Financing*. PEMEX will decrease its financing during the year in 2017 from Ps. 240,400,000 net indebtedness approved for 2016 to a net indebtedness approved of Ps. 150,000,000 in 2017. In addition, PEMEX will assess opportunities for liability management in accordance with market conditions, such as the

liability management transaction completed on October 3, 2016, which allowed the exchange of near to maturity securities for longer term maturity securities with better conditions.

New Budget: On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved a proposal for the consolidated annual budget of Petróleos Mexicanos and its Subsidiaries Entities for 2017, which was subsequently approved by the Chamber of Deputies on November 10, 2016. The consolidated annual budget of Petróleos Mexicanos and its Subsidiary entities for 2017 is approximately Ps. 391,946,173 as compared to the Ps. 378,282,000 consolidated annual adjusted budget for 2016.

➢The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX's operations, reducing costs, generating more revenue and operating more efficiently.

In addition, PEMEX foresees a more stable scenario for the hydrocarbons market, which may allow for an improvement in its revenues. A result of this stability was the effect of the reversal of the impairment experienced in 2016, which resulted in an improvement in the financial position of PEMEX by Ps. 331.3 billion, compared to the impairment of Ps.477.9 billion in 2015.

Petróleos Mexicanos and its Subsidiaries Entities are not subject to the *Ley de Concursos Mercantiles* (the Bankruptcy Law) and none of PEMEX'S existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its consolidated financial statements as of December 31, 2016 and 2015 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity's ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities in 2016. PEMEX has disclosed the existence of these uncertainties, the circumstances that have caused these negative trends and the concrete actions it is taking to face them, improve its results and strengthen the feasibility to continue operating, achieving maximization and efficiencies in an economic environment which is showing recovery and some stability. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c.Functional and reporting currency and translation of foreign currency operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional and reporting currency, due to the following:

i.the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.Employee benefits provision was approximately 34% and 41% of PEMEX's total liabilities as of December 31, 2016 and 2015, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

d.Terms definition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "US$" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 29.SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

Under the Mexican Constitution, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In August 2014, through the Round Zero process, the Mexican Government granted PEMEX the right to extract, but not own, certain petroleum and other hydrocarbon reserves in Mexico through assignment deeds.

This note provides supplementary information on the oil and gas exploration, development and production activities of Pemex Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 10-5 "Extractive Activities—Oil and Gas" ("ASC Topic 932") and Accounting Standards Update 2010-03 (see Note 3(i)).

As of the date of these consolidated financial statements, all exploration and production activities of Pemex Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex Exploration and Production's oil and gas producing activities.

a.Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,		
	2016	2015	2014

Proved reserves	Ps. 2,476,535,503	Ps. 2,102,971,025	Ps. 2,381,670,263
Construction in progress	60,720,261	88,706,330	111,812,137
Accumulated depreciation and amortization	(1,355,402,150)	(1,224,690,867)	(1,122,444,895)
Net capitalized costs	Ps. 1,181,853,614	Ps. 966,986,487	Ps. 1,371,037,505

b.Costs incurred for oil and gas property exploration and development activities (unaudited):

	As of December 31,	
	2016	2015
Exploration	Ps. 41,661,666	Ps. 44,165,179
Development	113,895,246	161,433,414
Total costs incurred	Ps. 155,556,912	Ps. 205,598,593

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs for geological and geophysical studies of fields amounting to Ps. 6,804,341 and Ps. 8,119,241 for 2016 and 2015, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

c.Results of operations for oil and gas producing activities (unaudited):

	2016	2015	2014
Revenues from sale of oil and gas	Ps. 616,380,608	Ps. 690,591,455	Ps. 1,134,448,708
Hydrocarbon duties	304,299,019	376,682,705	760,627,534
Production costs (excluding taxes)	171,194,337	177,774,082	156,134,037
Other costs and expenses	61,359,271	20,360,540	35,978,232
Exploration expenses	39,693,273	31,244,564	22,291,247
Depreciation, depletion, amortization and accretion	(150,891,739)	527,014,056	144,384,138
	425,654,161	1,133,075,947	1,119,415,188
Results of operations for oil and gas producing activities	Ps. 190,726,447	Ps. (442,484,491)	Ps. 15,033,520

Note: Numbers may not total due to rounding.

d.Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

	2016	2015	2014
Weighted average sales price per barrel of oil equivalent (boe)(1)	US$29.18	US$37.17	US$71.44
Crude oil, per barrel	36.55	48.22	90.37
Natural gas, per thousand cubic feet	3.01	3.78	5.71

(1)To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

e.Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex Exploration and Production has the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2016 were prepared by the exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of its hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley de Hidrocarburos (Regulations to the Hydrocarbons Law), on March 31, 2017 the *Comisión Nacional de Hidrocarburos* reviewed and approved the proved reserves estimates as of December 31, 2016.

Pemex-Exploration and Production estimated reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE's publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE's publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

- Experience in the area.
- Stage of development.
- Quality and completeness of basic data.
- Production and pressure histories.

Reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

During 2016, PEMEX did not record any material increase in PEMEX's hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX's reserves estimation efforts, it has undertaken the internal certification of its estimates of reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production's exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the *Gerencia de Recursos y Certificación de Reservas* (Office of Resources and Reserves Certification), the central hydrocarbon reserves management body of Pemex-Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying hydrocarbon reserves, which are based on the SEC's rules and definitions. The Office of Resources and Reserves Certification, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX's reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of PEMEX's personnel have been certified by the *Secretaría de Educación Pública* (Ministry of Public Education), most have earned master's degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over fifteen years of professional experience.

In addition to this internal review process, Pemex Exploration and Production's final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex Exploration and Production's estimates of proved reserves as of December 31, 2016: Netherland Sewell International, S. de R. L. de C. V. ("Netherland Sewell"); DeGolyer and MacNaughton ("DeGolyer"); and Ryder Scott Company, L.P. ("Ryder Scott,") and, together with Netherland Sewell and DeGolyer and MacNaughton, the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms totaled 97.6% of PEMEX's estimated proved reserves. The remaining 2.4% of PEMEX's estimated proved reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Poza Rica-Altamira, Aceite Terciario del Golfo and Litoral de Tabasco Assets, DeGolyer in Burgos and Veracruz Assets and Ryder Scott audited the reserves in the Bellota-Jujo, Cinco Presidentes, Macuspana-Muspac, Samaria-Luna, Abkatún-Pol-Chuc, Cantarell and Ku-Maloob-Zaap Assets. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms' own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of Pemex Exploration and Production's production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex Exploration and Production's reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that Pemex Exploration and Production furnished were reasonable and had

been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms' review process were resolved by Pemex Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that PEMEX's estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

PEMEX's total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 9.5% in 2016, from 7,977 million barrels at December 31, 2015 to 7,219 million barrels at December 31, 2016. Its proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 14.7% in 2016, from 5,724 million barrels at December 31, 2015 to Ps. 4,886 million barrels at December 31, 2016. These decreases were principally due to the production of oil in 2016, lower prices of hydrocarbons, as well as a decrease in field development and field behavior. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2016 was insufficient to offset the level of production in 2016, which amounted to 891 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX's total proved developed and undeveloped dry gas reserves decreased by 18.9 % in 2016, from 8,610 billion cubic feet at December 31, 2015 to 6,984 billion cubic feet at December 31, 2016. Its proved developed dry gas reserves decreased by 24.9% in 2016, from 6,012 billion cubic feet at December 31, 2015 to 4,513 billion cubic feet at December 31, 2016. These decreases were principally due to the production of gas in 2016, low prices of hydrocarbons, as well as a decrease in field development and field behavior. The amount of dry gas reserves added in 2016 was insufficient to offset the level of production in 2016, which amounted to 1,134 billion cubic feet of dry gas. Its proved undeveloped dry gas reserves decreased by 4.9 % in 2016, from 2,598 billion cubic feet at December 31, 2015 to 2,471 billion cubic feet at December 31, 2016.

During 2016, the exploratory activity in shallow waters incorporated 57 million barrels of oil equivalent coming from one new field located close to existing facilities of exploitation through exploration assignments. Pemex Exploration and Production keep the exploratory jobs in shallow waters in order to incorporate proved reserves which support the future fresh production in short term.

The following three tables of crude oil and dry gas reserves set forth PEMEX's estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of oil and gas (1) proved reserves as of December 31, 2016 based on average fiscal year prices

	Crude oil and Condensates (2)	Dry Gas (3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves:		
Proved developed reserves	4,886	4,513
Proved undeveloped reserves	2,333	2,471
Total proved reserves	7,219	6,984

Note:Numbers may not total due to rounding.
(1)PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex Exploration and Production.

Crude oil and condensate reserves (including natural gas liquids) (1)

	2016	2015	2014
		(in millions of barrels)	
Proved developed and undeveloped reserves:			
At January 1	7,977	10,292	11,079
Revisions (2)	189	(1,491)	95
Extensions and discoveries	(55)	111	119
Production	(891)	(935)	(1001)
At December 31	7,219	7,977	10,292
Proved developed reserves at December 31	4,886	5,725	7,141
Proved undeveloped reserves at December 31	2,333	2,252	3,719

Note:Numbers may not total due to rounding.
(1) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes by hydrocarbon prices.
Source: Pemex Exploration and Production.

Dry gas reserves

	2016	2015	2014
		(in billions of cubic feet)	
Proved developed and undeveloped reserves:			
At January 1	8,610	10,859	12,273
Revisions (1)	(183)	(955)	4
Extensions and discoveries	(308)	47	93
Production (2)	(1,134)	1,341)	(1,511)
At December 31	6,984	8,610	10,859
Proved developed reserves at December 31	4,513	6,012	6,740
Proved undeveloped reserves at December 31	2,471	2,598	4,119

Note:Numbers may not total due to rounding.
(1)Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes by hydrocarbon prices.
(2)Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex Exploration and Production.

Pemex Exploration and Production's reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period's total production. During 2016, PEMEX obtained an increase of 40 million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations, development and production in 2016, that represents a RRR of 4 %. While low, 2016 RRR is an improvement as compared to 2015, where there was no replacement of proved reserves. PEMEX believes there will be continued improvements in its RRR in subsequent years.

PEMEX's reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2016, this ratio was equal to 7.7 years for proved reserves in oil equivalent, which represents a decrease of 4.9 % as compared to the 2015 reserves production ratio of 8.1 years for proved reserves

f. Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2042. This measure is presented in accordance with ASC Topic 932. The computation includes production profiles and maintenance and operating expenses of assignments received by Pemex Exploration and Production on escrow on a temporary basis.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2016. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2016 to the future pre-tax net cash flows related to proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex Exploration and Production effective January 1, 2015 and by the tax benefits published in the Official Gazette of the Federation on April 18, 2016.

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX's production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2016		2015		2014	
			(in millions of dollars)			
Future cash inflows	US$	228,196	US$	325,052	US$	757,794
Future production costs (excluding profit taxes)		(87,942)		(99,948)		(112,421)
Future development costs		(25,515)		(32,560)		(37,019)
Future cash flows before tax		114,738		192,544		608,353
Future production and excess gains taxes		(108,960)		(167,056)		(543,743)

Future net cash flows	5,779	25,488	64,610
Effect of discounting net cash flows by 10%	(937)	(9,946)	(19,949)
Standardized measure of discounted future net cash flows	US$ 4,841	US$ 15,541	US$ 44,661

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows:

	2016	2015	2014
Sales of oil and gas pro-duced, net of production costs	US$ (19,411)	US$ (28,371)	US$ (69,582)
Net changes in prices and production costs	(53,278)	(327,865)	(79,617)
Extensions and discoveries	1,105	3,086	3,022
Development cost incurred during the year	4,124	10,172	14,215
Changes in estimated de-velopment costs	1,763	(2,171)	(7,086)
Reserves revisions and timing changes	6,366	(22,801)	(13,432)
Accretion of discount of pre-tax net cash flows	11,094	43,394	51,504
Net changes in production and excess gains taxes	37,537	295,437	64,678
Aggregate change in stan-dardized measure of dis-counted future net cash flows	US$ (10,700)	US$ (29,119)	US$ (36,296)
Standardized measure:			
As of January 1	US$ 15,541	US$ 44,661	US$ 80,957
As of December 31	4,841	15,541	44,661
Change	US$ (10,700)	US$ (29,119)	US$ (36,296)

Note: Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.

Disclosure of accounting judgements and estimates [text block]

NOTE 25.CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2016 and 2015, PEMEX had accrued a reserve of Ps. 15,119,692 and Ps. 12,775,263, respectively, for these contingent liabilities. As of December 31, 2016 , the current status of the principal lawsuits in which PEMEX is involved is as follows:

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. COMMISA requested that the U.S. District Court for the Southern District of New York recognize and execute the arbitration award. Pemex-Exploration and Production requested that the award be declared null and void by the Mexican courts, which was granted. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes, and interest relating to the award is to be paid in accordance with applicable law. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On August 2, 2016, the U.S. Second Circuit Court of Appeals denied the appeal and confirmed the arbitration award in favor of COMMISA. On September 14, 2016, Pemex Exploration and Production appealed the decision, which was denied on November 3, 2016. Pemex Exploration and Production is evaluating different alternatives in connection with this claim.

  On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014, Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts. On June 25, 2016, the Court of Appeals of Luxembourg issued a new procedural timeline. A final judgment is still pending.

- In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service

determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment (file No. 28733/10-17-03-7).

On March 31, 2016, a judgment was issued by the First Section of the Superior Court confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an *amparo* against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an *amparo* was granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a civil claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an amparo (02/2015) against this resolution, which was denied. The plaintiff filed a motion to review this resolution before the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court of Justice), which was denied. Therefore this claim has concluded.

On April 4, 2011, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Productionbefore the *Sexta Sala Regional Metropolitana* (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. A final resolution is still pending.

- In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with, among other things, a public work agreement executed between them. The trial is in the evidentiary stage.

- On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending.

- On June 11, 2015, the *Segunda Sala Regional del Noreste* (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbons spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution. A final judgment is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an *amparo* against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an *amparo* was granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On August 20, 2014, the proceeding wassent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04), which will issue a final judgment. On October 29, 2014, the proceeding wasreturned to the Second Regional Court to correct a procedural error. On May 31, 2016, the parties were convened for the final judgment. A final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

Disclosure of associates [text block]

NOTE 11.PERMANENT INVESTMENTS IN ASSOCIATES AND OTHER

The permanent investments in associates and other as of December 31, 2016 and 2015, were as follows:

		Percentage of investment	2016	2015
Deer Park Refining Limited		49.99%	Ps. 14,039,384	Ps. 10,600,545
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(i)	44.09%	4,309,050	3,954,251
TAG Norte Holding, S. de R. L. de C. V.	(ii) (iii)	5.00%	1,909,527	283,524
Sierrita Gas Pipeline LLC		35.00%	1,112,338	983,059
TAG Pipelines Sur, S. de R. L. de C. V.	(ii) (iii)	5.00%	507,596	61,747
Frontera Brownsville, LLC.		50.00%	478,414	404,129
Texas Frontera, LLC.		50.00%	260,828	224,834
CH4 Energía, S. A.		50.00%	194,868	183,474
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		40.00%	139,523	160,687
PMV Minera, S.A. de C.V.		44.09%	61,779	51,270
Gasoductos de Chihuahua, S. de R. L. de C. V.	(iv)	50.00%	-	6,454,806
Compañía Mexicana de Exploraciones, S. A. de C. V.	(v)	60.00%	-	758,967
Other-net		Various	141,325	44,306
			Ps. 23,154,632	Ps. 24,165,599

i. On April 20, 2016, an explosion occurred in the "Planta de Clorados 3" (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately Ps.461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damaged, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage.

ii. On December 15, 2015, PEMEX completed the divestiture of PMI HBV's ownership interest in the TAG Norte Holding, S. de R.L. de C.V., and TAG Pipelines Sur, S. de R.L. de C.V., joint ventures with TETL México Sur, S. de R.L. de C.V., at a price of Ps. 3,590,963, or 45% of the ownership interest, with a profit of Ps. 342,954. The figures presented represent Mex-Gas International's 5% ownership interest in such companies.

iii. As of December 31, 2016, due to the loss of significant influence in TAG Norte Holding, S. de R.L. de C.V. and y TAG Pipelines Sur, S. de R.L. de C.V. companies, PEMEX valued these investments at fair value. The difference between the fair value at the end of the period and the book value amounted to Ps.1,763,759. As of December 31, 2016 the fair value was higher than the book value.

iv. On September 28, 2016, PEMEX completed the divestiture of its 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. The stock was sold for Ps. 22,684,736, yielding a profit of Ps. 15,211,039.

v. Beginning July 1, 2016 this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016 this Company was accounted for as a permanent investment in an associate under the equity method (see Note 3-a).

Profit (loss) sharing in associates and others:

	2016	2015	2014
Deer Park Refining Limited	Ps. 1,437,850	Ps. 1,913,835	Ps. (232,960)
Gasoductos de Chihuahua, S. de R. L. de C. V.	638,126	666,779	244,958
Sierrita Gas Pipeline LLC	105,825	152,445	6,478
TAG Norte Holding, S. de R. L. de C. V.	-	34,602	(108,126)
TAG Pipelines Sur, S. de R. L. de C. V.	-	(6,543)	(57,330)
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(190,468)	(61,952)	(89,280)
Compañía Mexicana de Exploraciones, S. A. de C. V.	-	(496,774)	114,677
Other, net	144,512	115,723	155,951
Profit sharing in associates and other, net	Ps. 2,135,845	Ps. 2,318,115	Ps. 34,368

The following tables show condensed financial information of major investments recognized under the equity method during 2016 and 2015:

Condensed statements of financial position

	Deer Park Refining Limited		Gasoductos de Chihuahua, S. de R. L. de C. V.	
	2016	2015	2016	2015
Total assets	Ps. 42,428,275	Ps. 33,249,652	Ps. -	Ps. 26,573,119
Total liabilities	Ps. 14,346,643	Ps. 12,046,441	Ps. -	Ps. 13,663,507
Total equity	28,081,632	21,203,211		12,909,612
Total liabilities and equity	Ps. 42,428,275	Ps. 33,249,652	Ps. -	Ps. 26,573,119

Condensed statements of comprehensive income

	Deer Park Refining Limited			Gasoductos de Chihuahua, S. de R. L. de C. V.		
	December 31,			August 31	December 31,	
	2016	2015	2014	2016	2015	2014
Sales and other income	Ps. 16,750,155	Ps. 16,658,705	Ps. 11,996,951	Ps. 3,798,666	Ps. 4,617,982	Ps. 2,406,375
Costs and expenses	13,874,172	12,830,653	12,462,917	2,522,415	3,284,424	1,916,459
Net result	Ps. 2,875,983	Ps. 3,828,052	Ps. (465,966)	Ps. 1,276,251	Ps. 1,333,558	Ps. 489,916

Additional information about the significant permanent investments in associates and other is presented below:

•*Deer Park Refining Limited.* On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide in equal amounts. Deer Park returns to PMI NASA and Shell products in the same equal amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•*Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of *Petroquímica Mexicana de Vinilo, S.A. de C.V.* is the production and sale of chemicals. Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

•*TAG Norte Holding, S. de R. L. de C. V.* This company was created on June 6, 2014, and is the holding company of other enterprises aimed at developing infrastructure projects related to hydrocarbon transport. This investment is accounted at fair value as described in footnote (iii) to the table above.

•*Sierrita Gas Pipeline LLC.* This company was created on June 24, 2013. Its main activity is the developing of projects related to the transport infrastructure of gas in the United States. This investment is recorded under the equity method.

•*TAG Pipelines Sur, S. de R. L. de C. V.* This company was created on November 27, 2013. The principal activity is the operation and maintenance of the southern portion of the Ramones II project. The investment is accounted at fair value as described in footnote (iii) to the table above.

•*Frontera Brownsville, LLC.* Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•*Texas Frontera, LLC.* This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns thr 50% of interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan) and together are responsible for the results in proportion of this investment. As of December 31, 2016, the company has seven tanks of 120,000 barrels of capacity, each of them. This joint venture is recorded under the equity method.

•*CH4 Energía, S.A.* This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of the natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•*Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* This company was constituted on August 12, 1999. Its primarily activity is the use of water and land in port areas in Mexico's public domain; operates the use and development of building sites. It also provides related port services. This investment is recorded under the equity method.

•*PMV Minera, S.A. de C.V.* This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•*Gasoductos de Chihuahua, S. de R.L. de C.V.* On February 6, 1997, Pemex Industrial Transformation (before Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (iv) to the table above.

•*Compañía Mexicana de Exploraciones S.A. de C.V., ("COMESA").* COMESA was founded on November 12, 1968 to support PEMEX's exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States of America. COMESA's principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization,

conceptualization and definition for exploration process. Until June 30, 2016 this company was accounted under the equity method. Beginning July 1, 2016 this company was included in the consolidation.

Disclosure of available-for-sale financial assets [text block]

NOTE 10.AVAILABLE–FOR–SALE NON-CURRENT FINANCIAL ASSETS

On January 1, 2015, PEMEX had a total of 19,557,003 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol's share capital.

On January 16, 2015, PMI HBV received 575,205 new Repsol shares, valued at Ps. 163,834, as an in-kind dividend resulting from a flexible dividend declared by Repsol in December 2014.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 592,123 new Repsol shares in July 2015, valued at Ps. 171,451.

On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares which are presented as non-current assets.

On December 16, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 942,015 new Repsol shares as an in-kind dividend in January 2015. This amount was recognized as an account receivable of Ps.188,490 as of December 31, 2015.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

Since the 1,497,562 new Repsol shares were received as an in-kind dividend during 2016 are not included in the loan agreement obtained by PMI HBV in August 2015, these shares are presented as short term available-for-sale current financial assets amounting to Ps. 435,556. These shares were sold in January 2017.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend in January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016.

As of December 31, 2016 and December 31, 2015, the investments in 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 6,027,540 and Ps. 3,944,696, respectively. These shares are presented under non-current assets. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a profit of Ps. 207,817 at December 31, 2016, and a loss of Ps. 3,206,316 at December 31, 2015.

As of December 31, 2016 and 2015, PEMEX's direct holdings of Repsol shares amounted to approximately 1.52% and 1.48% respectively, of Repsol's total shares.

Disclosure of borrowings [text block]

NOTE 15. DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2016, published in the Official Journal of the Federation on November 18, 2015, authorized Petróleos Mexicanos and its Subsidiaries Entities to incur an internal net debt up to Ps. 110,500,000 and an external net debt up to U.S. $8,500,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps.240,550,000 equivalent to U.S. $15,722,000) does not exceed the ceiling established by the Federal Income Law.

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved policies and general requirements for obligations that constitute public debt of Petróleos Mexicanos and Subsidiary Entities, in accordance with the Article 107 of the Petroleos Mexicanos Law.

Subsequently, the Board of Directors of PEMEX, approved the debt program for fiscal year 2016 in accordance with Article 13 section XXVI of the Petróleos Mexicanos Law.

During 2016, PEMEX participated in the following financing activities:

a. On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $52,000,000 to U.S. $62,000,000.

b. On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $750,000 of its 5.500% Notes due February 2019; (ii) U.S. $1,250,000 of its 6.375% Notes due February 2021; and (iii) U.S. $3,000,000 of its 6.875% Notes due August 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

c. On February 5, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000,000 bearing interest at a floating rate linked to the TIIE, plus 0.55%, and matured on January 2017.

d. On March 15, 2016, Petróleos Mexicanos issued €2,250,000 of debt securities U.S. $62,000,000 Medium-Term Notes Program, Series C in two tranches: (i) €1,350,000 of its 3.750% Notes due to March 2019 and (ii) €900,000 of its 5.125% Notes due to March 2023. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

e. On March 17, 2016, Petróleos Mexicanos borrowed Ps. 2,000,000 from a credit line at a floating rate linked to TIIE and matured on March 2017.

f. On March 17, 2016, Petróleos Mexicanos borrowed Ps. 3,300,000 from a credit line at a floating rate linked to TIIE and matured on March 2017.

g. On March 23, 2016, Petróleos Mexicanos issued Ps. 5,000,000 of Certificados Bursátiles due to October 2019 at a floating rate linked to TIIE. As of December 31, 2016, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

h. On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000 from a credit line at a floating rate linked to TIIE, and matured on March 2017.

i. On April 19, 2016, Petróleos Mexicanos borrowed €500,000 from a credit line at fixed rate of 5.11%, which matures on March 2023.

j. On May 31, 2016, Petróleos Mexicanos obtained a U.S. $300,000 bilateral credit line from Export Development Canada (EDC), due on May 2021, which bears interest at a floating rate linked to the London Interbank Offered Rate ("LIBOR").

k. On June 14, 2016, Petróleos Mexicanos issued CHF 375,000 of debt securities under its Medium-Term Notes Program, Series C, in two tranches: (1) CHF 225,000 of its 1.50% Notes due to June 2018 and (2) CHF 150,000 of its 2.35% Notes due to December 2021. The Notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

l. On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement, which will last for the greater part of the economic life of the asset, at a fixed rate of 8.38%, pursuant to which Pemex Exploration and Production will retain the operation of these assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

m. On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of the plant and title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that Pemex Industrial Transformation retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

n. On July 26, 2016, Petróleos Mexicanos issued ¥80,000,000 Bonds at 0.54% due July 2026. The Bonds are guaranteed by the Japan Bank for International Cooperation.

o. On September 21, 2016, Petróleos Mexicanos issued U.S. $4,000,000 aggregate principal amount of debt securities under its U.S. $62,000,000 Medium-Term Notes Program, Series C, in two tranches: (i) U.S. $2,000,000 of its 4.625% Notes due to September 2023 and (ii) U.S. $2,000,000 of its 6.750% Bonds due to September 2047. The debt securities are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

p. On October 3, 2016, Petróleos Mexicanos consummated a tender and exchange offer pursuant to which it (i) purchased U.S. $687,725 aggregate principal amount of its outstanding 8.000% Notes due 2019 and U.S. $657,050 aggregate principal amount of its outstanding 5.750% Notes due 2018 and (ii) exchanged (a) U.S. $73,288 aggregate principal amount of its outstanding 5.750% Notes due 2018 for U.S. $69,302 aggregate principal amount of its 4.625% Notes due 2023 and U.S. $8,059 aggregate principal amount of its 6.750% Bonds due 2047 and (b) U.S. $1,591,961 aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $1,491,941 aggregate principal amount of its 6.750% Bonds due 2047. The 4.625% Notes due 2023 and 6.750% Bonds due 2047 are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and represent reopenings of the 4.625% Notes due 2023 and 6.750% Bonds due 2047, respectively, originally issued on September 21, 2016

q. On December 6, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $ 62,000,000 to U.S. $72,000,000.

r. On December 13, 2016, Petróleos Mexicanos issued U.S. $5,500,000 of its debt securities under its Medium-Term Notes Program, Series C in three tranches: (1) U.S. $3,000,000 at fixed rate of 6.50% due March 2027, (2) U.S. $1,500,000 a fixed rate of 5.375% due March 2022, and (3) U.S. $1,000,000 at a floating rate linked to LIBOR, due March 2022. As of December 31, 2016, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

s. On December 14, 2016, Petróleos Mexicanos entered into a term loan credit facility in the amout of U.S. $300,000 at floating rate linked to LIBOR, matures on December 2019.

Between January 1 and December 31, 2016, PMI HBV obtained and paid U.S. $11,369,800 in revolving credit lines. As of December 31, 2016 there was no outstanding amount.

As of December 31, 2016, Petróleos Mexicanos had U.S. $4,750,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $4,630,000 and Ps. 3,500,000, respectively.

The Federal Income Law applicable to PEMEX as of January 1, 2015, published in the Official Journal of the Federation on November 13, 2014, authorized Petróleos Mexicanos and its Subsidiaries Entities to incur an internal net debt up to Ps. 110,500,000 and an external net debt up to U.S. $6,500,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps.195,000,000 equivalent to U.S. $15,000,000) does not exceed the ceiling established by the Federal Income Law.

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved policies and general requirements for obligations that constitute public debt of Petróleos Mexicanos and Subsidiary Entities, in accordance with the Article 107 of the Petroleos Mexicanos Law.

Subsequently, the Board of Directors of PEMEX, approved the debt program for fiscal year 2015 in accordance with Article 13 section XXVI of the Petróleos Mexicanos Law.

During 2015, the significant financing activities of PEMEX were as follows:

a. On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps. 7,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or "TIIE") 28 days plus 35 base points, and matured on January 16, 2016.

b. On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $42,000,000 to U.S. $52,000,000. As of December 31, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

c. On January 23, 2015, Petróleos Mexicanos issued U.S. $6,000,000 of its debt securities under its U.S. $52,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $1,500,000 of its 3.500% Notes due 2020; (2) U.S. $1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $3,000,000 of its 5.625% Bonds due 2046.

d. On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $1,250,000 to U.S. $3,250,000 and to extend the maturity date to

February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $1,950,000 under this facility to prepay in full its U.S. $700,000 credit facility dated as of December 17, 2014.

e. On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of Certificados Bursátiles in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of "Euroclearable Certificados Bursátiles," which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 Unidades de Inversión ("UDIs"), equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These certificados bursátiles were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program.

f. On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $ 2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

g. On March 24, 2015, the CNBV authorized Petróleos Mexicanos' Short-Term Certificados Bursátiles Program for an aggregate revolving amount of Ps. 100,000,000. As of September 30, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

h. On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its 1.875% Notes due 2022. As of December 31, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

i. On May 6, 2015, AGRO withdrew U.S. $50,000 from its credit line, withdrawals from which bear interest at a floating rate linked to LIBOR, which matures on December 18, 2017.

j. On June 26, 2015, Petróleos Mexicanos received a disbursement of U.S. $500,000 from its revolving credit lines.

k. On July 7, 2015, Petróleos Mexicanos obtained a loan for Ps. 18,000,000 bearing interest at a floating rate linked to TIIE plus 0.95%, which matures on July 7, 2025.

l. On July 16, 2015, Petróleos Mexicanos issued in the Mexican market Ps. 7,721,582 aggregate principal amount of Certificados Bursátiles under its Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program, in three tranches: (1) an aggregate principal amount of Ps. 650,000 at a floating rate linked to the TIIE plus 0.15% due 2020; (2) an aggregate principal amount of Ps. 6,100,000 at a fixed rate of 7.47% due 2026; and (3) an aggregate principal amount of 183,941 UDIs, equivalent to approximately Ps. 971,582, at a fixed rate of 3.94% due 2026. As of December 31, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

m. On July 31, 2015, Petróleos Mexicanos issued U.S. $525,000 of notes due 2025, which bear interest at a fixed rate of 2.46%. The notes are guaranteed by the Export-Import Bank of the United States.

n. On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares.

o. On August 14, 2015, Petróleos Mexicanos borrowed U.S. $500,000 in two tranches, each of them of U.S $250,000 of its revolving credit lines and dollars, and matured in August 2015.

p. On August 28, 2015, Petróleos Mexicanos borrowed U.S. $120,000 from a certain U.S. $3,250,000 revolving credit line, which bears interest at a floating rate linked to the LIBOR that is due in February 2016.

q. On September 2015, Petróleos Mexicanos borrowed U.S. $800,000 from its revolving credit lines entered into with international financial institutions.

r. On September 30, 2015, Petróleos Mexicanos entered into a credit facility in the amount of Ps. 5,000,000, which bears interest at a floating rate linked to the TIIE and matures in September 2023. This credit facility was fully disbursed on October 7, 2015.

s. On September 30, 2015, Petróleos Mexicanos borrowed U.S. $500,000 from its revolving credit line, which bears interest at a rate linked to LIBOR and matures in December 2025. The credit facility is guaranteed by the Export-Import Bank of the United States.

t. On September 30, 2015, Petróleos Mexicanos borrowed U.S. $475,000 from its revolving credit line, which bears interest at a rate linked to LIBOR and matures in December 2025. The credit facility is guaranteed by the Export-Import Bank of the United States.

u. On September 30, 2015, Petróleos Mexicanos issued in the Mexican market Ps. 7,400,493, aggregate principal amount of Certificados Bursátiles under its Ps. 200,000,000, or UDI equivalent Certificados Bursátiles Program, in two tranches: (1) an aggregate principal amount of Ps. 1,357,737 at a fixed rate of 3.68% due 2018; and (2) an aggregate principal amount of 1,138,056 UDIs, equivalent to approximately Ps. 6,042,756, at a fixed rate of 5.23% due 2035. As of December 31, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

v. On October 7, 2015, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 5,000,000, bearing interest at a floating rate linked to the TIIE, which matures on September 30, 2023.

w. On October 16, 2015, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 5,000,000, bearing interest at a floating rate linked to the TIIE, which matures on October 16, 2022.

x. On November 6, 2015, Petróleos Mexicanos issued €100,000 of notes due 2030, which bear interest at a fixed rate of 4.625%. The notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

y. On December 8, 2015, Petróleos Mexicanos issued CHF 600,000 of its 1.5% Notes due 2020 under its U.S. $52,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

z. On December 15, 2015, Petróleos Mexicanos obtained a loan for Ps. 10,000,000, bearing interest at a floating rate linked to the TIIE, which matures on March 15, 2016.

aa. On December 21, 2015, Petróleos Mexicanos entered into a new bilateral revolving credit facility in the amount of Ps. 3,500,000; the facility bears interest at a floating rate linked to the TTIE of 28 days, plus 60 base points and matures on December 21, 2018. This facility will replace the revolving credit facility that expired on December 23, 2015.

bb. On December 29, 2015, Petróleos Mexicanos obtained a loan for Ps. 4,400,000, bearing interest at a floating rate linked to the TIIE, which matures on March 29, 2016.

cc. In addition, during the period from January 1, 2015 to December 21, 2015, Petróleos Mexicanos made another disburstments totaling U.S. $132,700.

dd. From January 1, 2015 to December 31, 2015, P.M.I. Holdings B.V. obtained U.S. $1,540,000 in financing from its revolving credit line and repaid U.S. $2,040,000. As of December 31, 2014, the outstanding amount under this revolving credit line was US$500,000. As of December 31, 2015 there were not pending payments.

As of December 31, 2015, Petróleos Mexicanos had U.S. $4,500,000 and Ps. 23,500,000 in lines of credit in order to ensure liquidity, of which U.S. $130,000 and Ps. 9,100,000, respectively, remain available.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

- The sale of substantial assets essential for the continued operations of its business.
- The incurrence of liens against its assets.
- Transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2016 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

As of December 31, 2016, long-term debt was as follows:

	Rate of interest [1]	Maturity	Pesos (thousands)	Foreign currency (thousands)
U.S. dollars				
Bonds	Fixed from 3.125% to 9.5% and LIBOR plus 0.35% to 2.02%	Various to 2046	Ps. 1,131,389,914	U.S. $ 54,751,738
Purchasing loans	LIBOR plus 0.8% to 0.85%	Various to 2016	2,479,680	120,000
Project financing	Fixed from 2.35% to 5.45% and LIBOR plus 0.01% to 1.71%	Various to 2021	84,711,684	4,099,481
Direct loans	Fixed at 5.44% and LIBOR plus 1.0%	Various to 2018	33,100,587	1,601,848
Syndicated loans	LIBOR plus 0.85%	Various to 2020	41,056,571	1,986,865
Bank loans	Fixed from 3.5% to 5.28%	Various to 2023	4,339,826	210,019
Financial leases	Fixed from 0.38% to 1.99%	Various to 2025	9,559,060	462,595
Lease-back (See Financing activities for 2016 l) and m))[4]	Fixed from 0.45% to 0.7%	Various to 2036	35,513,114	1,718,598
Total financing in U.S. dollars			1,342,150,436	U.S. $ 64,951,144
Euros				

Bonds	Fixed from 3.125% to 6.375%	Various to 2030	196,317,016	€ 9,058,388
Project financing	Fixed at 2%	Various to 2016	10,836,200	500,000
Total financing in Euros			207,153,216	€ 9,558,388

	Rate of interest (1)	Maturity	Pesos (thousands)	Foreign currency (thousands)
Japanese yen:				
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	30,800,746	¥ 173,809,300
Project financing	Fixed at 1.56% and Prime Rate yen plus 2.56%	Various to 2017	517,286	2,919,056
Total financing in yen			31,318,032	¥ 176,728,356
Pesos				
Certificados bursátiles	Mexican Government Treasury Certificates ("Cetes") , TIIE(4) less 0.06% to 0.35%, and fixed at 7.19% to 9.15%	Various to 2026	Ps. 173,151,985	
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 1.25%	Various to 2025	45,563,848	
Syndicated loans	TIIE plus 0.95	Various to 2025	38,538,961	
Revolved loans	TIIE plus 0.55	To 2016	20,000,000	
Total financing in pesos			Ps. 277,254,794	
Unidades de Inversión Certificados bursátiles				
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035	53,703,421	
Other currencies:				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	36,786,665	
Total principal in pesos(2)			1,948,366,564	
Plus: accrued interest			27,815,467	
Notes payable to contractors(3)			6,988,699	
Total principal and interest			1,983,170,730	
Less: short-term maturities			144,169,619	
Current portion of notes payable to contractors(3)			4,181,102	
Accrued interest			27,815,467	
Total short-term debt and current portion of long-term debt			176,166,188	
Long-term debt (Note 16(c))			Ps. 1,807,004,542	

	Rate of interest (1)	Maturity	Pesos (thousands)	Foreign currency (thousands)
U.S. dollars				
Bonds	Fixed from 3.125 % to 9.5% and LIBOR plus 0.35% to 2.02%	Various to 2046	Ps. 727,841,896	U.S. $ 42,300,404

	Rate of interest (1)	Maturity	Pesos (thousands)	Foreign currency (thousands)
Purchasing loans	LIBOR plus 0.8% to 0.85%	Various to 2016	75,192,405	4,370,000
Project financing	Fixed from 2.35% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2021	81,621,345	4,743,634
Direct loans	Fixed at 5.44% and LIBOR plus 1.0%	Various to 2018	15,255,958	886,639
Syndicated loans	LIBOR plus 0.85%	Various to 2020	34,158,029	1,985,182
Bank loans	Fixed from 3.5% to 5.28%	Various to 2023	4,200,888	244,145
Financial leases	Fixed from 0.38% to 5.28%	Various to 2023	9,214,921	535,549
Total financing in U.S. dollars			947,485,442	U.S. $ 55,065,553
Euros				
Bonds	Fixed from 3.125% to 6.375%	Various to 2030	143,993,293	€ 7,653,433
Project financing	Fixed at 2%	Various to 2016	24	1
Total financing in Euros			143,993,317	€ 7,653,434
Japanese yen:				
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	13,432,600	¥ 94,000,000
Project financing	Fixed at 1.56% and Prime Rate yen plus 2.56%	Various to 2017	1,251,426	8,757,358
Total financing in yen			14,684,026	¥ 102,757,358
Pesos				
Certificados bursátiles	Mexican Federal Treasury Certificates ("Cetes") , TIIE(3) less 0.06% to 0.35%, and fixed at 7.19% to 9.15%	Various to 2026	Ps. 185,777,844	
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 1.25%	Various to 2025	38,485,205	
Syndicated loans	TIIE plus 0.95	Various to 2025	43,437,901	
Revolved loans	TIIE plus 0.55	To 2016	14,400,000	
Total financing in pesos			Ps. 282,100,950	
Unidades de Inversión Certificados bursátiles				
Certificados bursátiles	Zero rate and Fixed at 3.02% to 5.23%	Various to 2035	51,964,883	
Other currencies:				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	26,357,327	
Total principal in pesos(2)			1,466,585,945	

Plus: accrued interest	18,488,522
Notes payable to contractors(3)	8,307,368
Total principal and interest	1,493,381,835
Less: short-term maturities	169,342,715
Current portion of notes payable to contractors(3)	4,677,431
Accrued interest	18,488,522
Total short-term debt and current portion of long-term debt	192,508,668
Long-term debt (Note 16(c))	Ps. 1,300,873,167

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2016, for each of the years ending December 31.	Ps.176,166,188	Ps.127,349,970	Ps.162,209,245	Ps.199,534,891	Ps.147,813,212	Ps.1,170,097,224	Ps.1,983,170,730

	2016 (i)	2015 (i)
Changes in total debt:		
At the beginning of the year	Ps. 1,493,381,835	Ps. 1,143,250,503
Loans obtained - financing institutions	829,579,084	378,971,078
Loans obtained - financing lease	21,924,053	7,066,052
Debt payments	(613,377,146)	(191,318,841)
Accrued interest	98,847,751	67,773,593
Interest paid	(88,757,428)	(62,737,150)
Foreign exchange	243,182,764	152,676,257
Expenses related to debt issuance	(1,610,183)	(2,299,657)
At the end of the year	Ps. 1,983,170,730	Ps. 1,493,381,835

(i) These amounts include accounts payable by Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts), which do not generate cash flows.

(1) As of December 31, 2016 and 2015, interest rates were as follows: 3 month LIBOR of 0.99789% and 0.6127%, respectively; 6 month LIBOR of 1.31767% and 0.8461%, respectively; TIIE rate of 6.1066% and 3.55%, respectively, for 28 days; TIIE rate of 6.1875% and 3.58%, respectively, for 91 days; Cetes rate of 5.69% and 3.05%, respectively, for 28 days; Cetes rate of 5.96% and 3.29%, respectively, for 91 days; Cetes rate of 6.09% and 3.58%, respectively, for 182 days.

(2) Includes financing from foreign banks of Ps. 1,600,968,832 and Ps. 1,123,936,915, as of December 31, 2016 and 2015, respectively.

(3) The total amounts of notes payable to contractors as of December 31, 2016 and 2015,current and long-term, are as follows:

	2016	2015
Total notes payable to contractors [(a)(b)]	Ps. 6,988,699	Ps. 8,307,368
Less: current portion of notes payable to contractors	4,181,102	4,677,431
Notes payable to contractors (long-term)	Ps. 2,807,597	Ps. 3,629,937

(a) PEMEX has entered into FPWCs pursuant to which the hydrocarbons and construction in progress are property of Pemex Exploration and Production. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2016 and 2015, PEMEX had an outstanding amount payable of Ps. 3,986,565 and Ps. 5,372,799, respectively.

(b) During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading ("FPSO") vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2016 and 2015, the outstanding balances owing to the contractor were Ps. 3,002,134 (U.S. $145,283) and Ps. 2,934,569 (U.S. $170,550), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	Amount
2017	U.S. $ 25,267
2018	25,267
2019	25,267
2020	25,267
2021	25,267
2022 and thereafter	18,948
Total	U.S $ 145,283

(4) PEMEX obtained financing through the sale and leaseback of certain infrastructure assets and a plant, which will require periodic payments through 2036.

This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights to the assets.

The outstanding liability for this transaction is payable as follows:

Years	Pesos	U.S. dollars
2017	Ps. 4,058,336	U.S. $196,396
2018	4,058,336	196,396
2019	4,058,336	196,396

2020	4,058,336	196,396
2021	4,058,336	196,396
2022 and thereafter	45,241,719	2,189,399
	65,533,399	3,171,379
Less: short-term unaccrued interest	2,580,807	124,893
Less: long-term unaccrued interest	27,439,478	1,327,888
Total financing	35,513,114	1,718,598
Less: short-term portion of financing	1,477,529	71,503
Total long term financing	Ps. 34,035,585	U.S.$1,647,095

(5) As of December 31, 2016 and 2015, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2016	2015
U.S. dollar	Ps. 20.6640	Ps. 17.2065
Japanese yen	0.1772	0.14290
Pounds sterling	25.3051	25.4983
Euro	21.6724	18.8084
Swiss francs	20.1974	17.3487
Canadian dollar	15.2896	12.4477
Australian dollar	14.8842	12.5538

NOTE 28. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2016 and 2015 and condensed consolidated statements of comprehensive income and cash flows for the years ended December 31, 2016, 2015 and 2014 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos' investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos' investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services (collectively, the "Subsidiary Guarantors") and Pemex Ethylene and Pemex Fertilizers are 100%-owned subsidiaries of Mexican Government. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos' payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the "Non-Guarantor Subsidiaries").

The Pemex Project Funding Master Trust (the "Master Trust"), which was a trust formed for the purpose of financing PEMEX's projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of December 31, 2016, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,775,616
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	491,175
8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	160,245
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	106,507
9¼% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	107,109
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	219,217

The following table sets forth, as of December 31, 2016, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,312,015
9¼% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	102,149
3.500% Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	999,590
Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	498,570
6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	995,364
5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,961,947
3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and	2,099,730

		Pemex Cogeneration and Services	
4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,499,136
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,748,500

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,000,000
4.875% Bonds 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,097,055
3.125% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	497,278
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,454,967
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,657,962
6.375% Bonds due en 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial	2,999,980

		Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,992,876
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,486,725
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	998,153

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2016 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX's management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION
As of December 31, 2016

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Assets					
Current assets					
Cash and cash equivalents	Ps. 92,503,607	Ps. 9,732,503	Ps. 61,296,403	Ps. -	Ps. 163,532,513
Accounts receivable and other, net, and derivative financial instruments	6,604,595	75,760,079	55,713,323	-	138,077,997
Accounts receivable—inter-company	440,645,367	1,684,782,235	70,268,246	(2,195,695,848)	-
Inventories	446,954	29,270,943	16,174,163	-	45,892,060
Available-for-sale financial assets	-	-	435,556	-	435,556
Held-for-sale non-financial assets	-	7,460,674	-	-	7,460,674
Total current assets	540,200,523	1,807,006,434	203,887,691	(2,195,695,848)	355,398,800
Available-for-sale financial assets	-	-	6,027,540	-	6,027,540
Long-term receivables—intercompany	1,740,519,399	289	6,384,944	(1,746,904,632)	-
Permanent investments in associates and other	(250,108,630)	396,681	22,744,936	250,121,645	23,154,632
Wells, pipelines, properties, plant					

and equipment-net	12,596,722	1,595,655,580	59,489,946	-	1,667,742,248
Long-term notes receivables	140,579,974	8,027,628	-	-	148,607,602
Deferred taxes	59,162,878	40,341,615	820,196	-	100,324,689
Restricted cash	-	9,624,804	853,822	-	10,478,626
Intangible assets	-	8,639,242	-	-	8,639,242
Other assets	1,824,104	2,707,788	4,980,753	-	9,512,645
Total assets	Ps. 2,244,774,970	Ps.3,472,400,061	Ps. 305,189,828	Ps.(3,692,478,835)	Ps. 2,329,886,024
Liabilities					
Current liabilities					
Current portion of long-term debt	157,937,631	7,381,095	10,847,462	-	176,166,188
Accounts payable—inter-company	1,265,244,986	854,106,939	68,510,835	(2,187,862,760)	-
Other current liabilities	34,913,773	169,182,239	45,927,686	-	250,023,698
Total current liabilities	1,458,096,390	1,030,670,273	125,285,983	(2,187,862,760)	426,189,886
Long-term debt	1,737,332,174	46,090,919	23,581,449	-	1,807,004,542
Long-term payables—inter-company	-	1,746,433,870	8,303,850	(1,754,737,720)	-
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	282,902,667	1,035,019,339	11,777,737	-	1,329,699,743
Total liabilities	3,478,331,231	3,858,214,401	168,949,019	(3,942,600,480)	3,562,894,171
Equity (deficit), net	(1,233,556,261)	(385,814,340)	136,240,809	250,121,645	(1,233,008,147)
Total liabilities and equity	Ps. 2,244,774,970	Ps.3,472,400,061	Ps. 305,189,828	Ps. (3,692,478,835)	Ps. 2,329,886,024

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION
As of December 31, 2015

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Assets					
Current assets					
Cash and cash equivalents	Ps. 58,461,012	Ps. 6,630,670	Ps. 44,277,198	Ps. -	109,368,880
Accounts receivable and other, net, and derivative financial instruments	37,238,854	(34,341,755)	77,949,828	-	80,846,927
Accounts receivable—inter-company	125,742,649	900,153,311	137,229,202	(1,163,125,162)	-
Inventories	530,271	31,959,005	11,281,652	-	43,770,928
Held-for-sale non-financial assets	-	33,213,762	-	-	33,213,762
Total current assets	221,972,786	937,614,993	270,737,880	(1,163,125,162)	267,200,497
Available-for-sale financial assets	-	-	3,944,696	-	3,944,696
Long-term receivables—intercompany	1,274,568,094	313	6,061,687	(1,280,630,094)	-
Permanent investments in associates and other	(246,924,369)	7,607,632	16,544,953	246,937,383	24,165,599
Wells, pipelines, properties, plant and equipment-net	11,810,768	1,280,347,602	52,325,261	-	1,344,483,631
Long-term notes receivable	50,000,000	-	-	-	50,000,000
Deferred taxes	52,242,786	2,168,657	488,941	-	54,900,384
Restricted cash	-	8,010,298	1,236,474	-	9,246,772
Intangible assets	-	14,304,961	-	-	14,304,961
Other assets	1,559,055	2,528,699	3,319,906	-	7,407,660
Total assets	PS. 1,365,229,120	Ps. 2,252,583,155	Ps. 354,659,798	Ps. (2,196,817,873)	Ps. 1,775,654,200

Liabilities					
Current liabilities					
Current portion of long-term debt	Ps. 183,985,562	Ps. 5,933,027	Ps. 2,590,079	Ps. -	Ps. 192,508,668
Accounts payable—inter-company	915,533,239	162,455,837	76,784,232	(1,154,773,308)	-
Other current liabilities	35,189,773	195,646,938	20,062,342	-	250,899,053
Total current liabilities	1,134,708,574	364,035,802	99,436,653	(1,154,773,308)	443,407,721
Long-term debt	1,271,921,360	11,589,261	17,362,546	-	1,300,873,167
Long-term payables—inter-company	-	1,281,683,849	7,298,100	(1,288,981,949)	-
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	290,528,362	944,461,253	128,059,595	-	1,363,049,210
Total liabilities	2,697,158,296	2,601,770,165	252,156,894	(2,443,755,257)	3,107,330,098
Equity (deficit), net	(1,331,929,176)	(349,187,010)	102,502,904	246,937,384	(1,331,675,898)
Total liabilities and equity	Ps. 1,365,229,120	Ps. 2,252,583,155	Ps. 354,659,798	Ps. (2,196,817,873)	Ps. 1,775,654,200

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2016

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Net sales	Ps. -	Ps. 1,361,538,624	Ps. 828,143,332	Ps. (1,124,563,366)	Ps. 1,065,118,590
Services income	46,330,245	98,959,131	7,422,494	(138,284,789)	14,427,081
Total sales revenues	46,330,245	1,460,497,755	835,565,826	(1,262,848,155)	1,079,545,671
Impairment of wells, pipelines, properties, plant and equipment	-	(330,037,834)	(1,276,509)	-	(331,314,343)
Cost of sales	1,236,921	1,244,388,072	810,915,191	(1,188,959,550)	867,580,634
Gross income	45,093,324	546,147,517	25,927,144	(73,888,605)	543,279,380
Other (expenses) revenues, net	(312,611)	20,713,184	(778,189)	(666,804)	18,955,580
General expenses:					
Transportation, distribution and sale expenses	-	50,948,771	945,489	(26,663,020)	25,231,240
Administrative expenses	57,437,455	96,884,031	7,050,271	(48,718,224)	112,653,533
Total general expenses	57,437,455	147,832,802	7,995,760	(75,381,244)	137,884,773
Operating income	(12,656,742)	419,027,899	17,153,195	825,835	424,350,187
Financing income	123,266,281	67,542,768	3,526,378	(180,586,172)	13,749,255
Financing cost	(160,824,632)	(114,271,762)	(3,602,868)	179,854,798	(98,844,464)
Derivative financial instruments (cost) income, net	(12,052,200)	3,172	(1,951,959)	-	(14,000,987)
Foreign exchange loss, net	(20,531,005)	(232,714,446)	(767,292)	-	(254,012,743)
Profit (loss) sharing in associates and other	(117,347,803)	628,357	1,507,488	117,347,803	2,135,845

Income (loss) before taxes, duties and other	(200,146,101)	140,215,988	15,864,942	117,442,264	73,377,093
Total taxes, duties and other	(8,834,626)	266,155,181	7,200,880	-	264,521,435
Net (loss) income for the year	(191,311,475)	(125,939,193)	8,664,062	117,442,264	(191,144,342)
Total other comprehensive result	10,126,560	96,032,433	21,713,488	-	127,872,481
Total comprehensive result for the year	Ps. (181,184,915)	Ps. (29,906,760)	Ps. 30,377,550	Ps.117,442,264	Ps. (63,271,861)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2015

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Net sales	Ps. 15,556	Ps. 1,523,767,800	Ps. 803,623,324	Ps. (1,173,956,323)	Ps. 1,153,450,357
Services income	16,897,139	16,815,589	7,187,694	(27,988,310)	12,912,112
Total sales revenues	16,912,695	1,540,583,389	810,811,018	(1,201,944,633)	1,166,362,469
Impairment of wells, pipelines, properties, plant and equipment	-	476,276,159	1,668,531	-	477,944,690
Benefit from change in pension plan		(83,657,496)	(8,519,593)	-	(92,177,089)
Cost of sales	2,695,423.00	1,280,404,059	794,252,043	(1,182,282,621)	895,068,904
Gross income	14,217,272	(132,439,333)	23,410,037	(19,662,012)	(114,474,036)
Other (expenses) revenues, net	(19,805)	(6,073,003)	1,828,642	1,890,900	(2,373,266)
General expenses:					
Transportation, distribution and sale expenses	-	32,870,908	2,921,430	(6,863,699)	28,928,639
Administrative expenses	59,923,878	52,832,029	10,638,127	(10,921,939)	112,472,095
Benefit from change in pension plan	(46,031,780)	(50,394,477)	(7,434,698)	-	(103,860,955)
Total general expenses	13,892,098	35,308,460	6,124,859	(17,785,638)	37,539,779
Operating income	305,369	(173,820,796)	19,113,820	14,526	(154,387,081)
Financing income	108,543,665	28,639,034	3,478,434	(125,670,274)	14,990,859
Financing cost	(85,544,060)	(104,453,148)	(3,306,776)	125,530,391	(67,773,593)
Derivative financial instruments (cost) income, net	(22,803,663)	6,463	1,347,323	-	(21,449,877)
Foreign exchange loss, net	(14,829,436)	(139,623,910)	(312,228)	-	(154,765,574)
(Loss) profit sharing in associates and other	(749,963,960)	198,786	2,119,329	749,963,960	2,318,115
(Loss) income before taxes, duties and other	(764,292,085)	(389,053,571)	22,439,902	749,838,603	(381,067,151)
Total taxes, duties and other	(51,982,560)	376,649,369	6,833,438	-	331,500,247
Net (loss) income for the year	(712,309,525)	(765,702,940)	15,606,464	749,838,603	(712,567,398)
Total other comprehensive result	10,980,787	56,585,790	21,045,777	-	88,612,354
Total comprehensive result for the year	Ps. (701,328,738)	Ps. (709,117,150)	Ps. 36,652,241	Ps. 749,838,603	Ps. (623,955,044)

Supplemental condensed consolidating financial information

Statement of comprehensive income
For the year ended December 31, 2014

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidate
Net sales	Ps. 18,998	Ps. 2,213,875,692	Ps. 1,108,487,220	Ps.(1,747,092,618)	Ps. 1,575,289,292
Services income	64,245,159	6,055,328	6,426,288	(65,288,193)	11,438,582
Total sales revenues	64,264,157	2,219,931,020	1,114,913,508	(1,812,380,811)	1,586,727,874
Impairment of wells, pipelines, properties, plant and equipment	-	21,199,704	1,445,992	-	22,645,696
Cost of sales	2,663,293	1,492,165,034	1,106,898,998	(1,759,092,541)	842,634,784
Gross income	61,600,864	706,566,282	6,568,518	(53,288,270)	721,447,394
Other (expenses) revenues, net	514,056	36,518,256	778,682	(258,597)	37,552,397
General expenses:					
Transportation, distribution and sale expenses	-	34,095,556	1,555,276	(3,468,166)	32,182,666
Administrative expenses	57,654,464	86,112,895	17,701,494	(50,131,739)	111,337,114
Total general expenses	57,654,464	120,208,451	19,256,770	(53,599,905)	143,519,780
Operating income	4,460,456	622,876,087	(11,909,570)	53,038	615,480,011
Financing income	85,565,363	17,696,814	3,106,401	(103,354,391)	3,014,187
Financing cost	(67,194,647)	(84,756,651)	(2,973,111)	103,365,349	(51,559,060)
Derivative financial instruments (cost) income, net	(13,858,680)	8,116	4,411,994	-	(9,438,570)
Foreign exchange loss, net	(7,859,495)	(69,076,040)	(63,626)	-	(76,999,161)
(Loss) profit sharing in associates and other	(263,219,388)	487,365	(452,997)	263,219,388	34,368
(Loss) income before taxes, duties and other	(262,106,391)	487,235,691	(7,880,909)	263,283,384	480,531,775
Total taxes, duties and other	3,160,818	738,855,418	4,058,528	-	746,074,764
Net (loss) income for the year	(265,267,209)	(251,619,727)	(11,939,437)	263,283,384	(265,542,989)
Total other comprehensive result	(62,426,587)	(189,804,290)	(13,117,248)	-	(265,348,125)
Total comprehensive result for the year	Ps. (327,693,796)	Ps. (441,424,017)	Ps. (25,056,685)	Ps. 263,283,384	Ps. (530,891,114)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:					
Net (loss) income for the year	Ps.(191,311,476)	Ps.(139,410,398)	Ps.22,160,755	Ps.117,416,777	Ps.(191,144,342)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	1,066,033	146,545,307	2,828,151	-	150,439,491
Impairment of wells, pipelines, properties, plant and equipment	-	(330,037,834)	(1,276,509)	-	(331,314,343)
Unsuccessful wells	-	29,106,084	-	-	29,106,084
Disposal of wells, pipelines, properties, plant and equipment	320,599	2,658,625	792,063	-	3,771,287
Loss in sale of fixed assets	-	27,882,480	-	-	27,882,480
Gain on sale of share in associates and other	-	(15,211,039)	-	-	(15,211,039)
Profit (loss) sharing in associates and other	117,249,643	(628,356)	(1,507,489)	(117,249,643)	(2,135,845)
Impairment of goodwill	-	-	4,007,018	-	4,007,018
Dividends	-	-	(293,397)	-	(293,397)
Effects of net present value of reserve for well abandonment	-	11,968,966	-	-	11,968,966
Amortization expenses related to debt issuance	(1,610,183)	-	-	-	(1,610,183)
Unrealized foreign exchange loss (gain)	231,191,646	6,754,046	5,237,072	-	243,182,764
Interest expense	91,044,541	5,687,502	2,112,421	-	98,844,464
Funds (used in) from operating activities:					
Accounts receivable, accounts payable and derivative financial instruments	23,636,331	(158,449,370)	45,028,534	-	(89,784,505)
Inventories	83,317	3,508,494	(4,950,690)	-	(1,358,879)
Other assets	(2,405,412)	(22,600,504)	(122,614)	-	(25,128,530)
Employee benefits	2,591,000	136,354,337	(91,652,268)	-	47,293,069
Inter-company charges and deductions	(393,835,932)	(83,049,125)	48,435,633	428,449,424	-
Cash flows (used in) from operating activities	(121,979,893)	(378,920,785)	30,798,680	428,616,558	(41,485,440)
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(2,172,586)	(147,786,686)	(1,449,208)	-	(151,408,480)
Exploration costs	-	(2,022,826)	-	-	(2,022,826)
Resources from sale on share in associates	-	23,050,344	(365,608)	-	22,684,736
Proceeds from the sale of fixed assets	-	-	(4,329,769)	-	(4,329,769)
(Increase) decrease due to Inter-company investing	(39,612,699)	-	-	39,612,699	-
Cash flows used in investing activities	(41,785,285)	(126,198,503)	(6,144,585)	39,612,699	(134,515,674)
Financing activities:					
Increase in equity due to Certificates of Contributions "A"	73,500,000	-	-	-	73,500,000
Loans obtained from financial institutions	571,944,209	34,483,348	235,564,210	-	841,991,767
Debt payments, principal only	(371,198,983)	(6,414,441)	(235,763,722)	-	(613,377,146)
Interest paid	(82,008,347)	(4,706,946)	(2,038,848)	-	(88,754,141)
Inter-company increase (decrease) financing	-	464,488,030	3,741227	(468,229,257)	-
Cash flows provided by financing activities:	192,236,879	487,849,991	1,502,867	(468,229,257)	213,360,480
Net (decrease) increase in cash and cash equivalents	28,471,701	(17,269,297)	26,156,962	-	37,359,366
Effects of change in cash value	5,570,892	20,371,126	(9,137,751)	-	16,804,267
Cash and cash equivalents at the beginning of the year	58,461,014	6,630,674	44,277,192	-	109,368,880
Cash and cash equivalents at the end of the year	Ps. 92,503,607	Ps. 9,732,503	Ps. 61,296,403	Ps. -	Ps. 163,532,513

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:					
Net (loss) income for the year	Ps. (712,177,124)	Ps. (765,702,826)	Ps. 15,738,868	Ps. 749,573,684	Ps. (712,567,398)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	789,657	164,221,429	2,940,164	-	167,951,250
Impairment of wells, pipelines, properties, plant and equipment	-	476,276,159	1,668,531	-	477,944,690
Unsuccessful wells	-	23,213,519	-	-	23,213,519
Disposal of wells, pipelines, properties, plant and equipment	180,992	21,945,266	2,512,279	-	24,638,537
Profit (loss) sharing in associates and other	749,963,958	(198,786)	(2,119,329)	(749,963,958)	(2,318,115)
Net profit (loss) on available-for-sale financial assets	-	(337,675)	(342,955)	-	(680,630)
Dividends	-	-	(359,941)	-	(359,941)
Effects of net present value of reserve for well abandonment	-	(608,160)	-	-	(608,160)
Amortization expenses related to debt issuance	(2,299,657)	-	-	-	(2,299,657)
Unrealized foreign exchange loss (gain)	145,971,158	2,996,219	3,708,879	-	152,676,256
Interest expense	63,460,443	3,414,430	898,720	-	67,773,593
Funds provided by (used in) operating activities:					
Accounts receivable, accounts payable and derivative financial instruments	(58,554,144)	119,761,648	(27,777,939)	-	33,429,565
Inventories	108,568	4,547,843	1,511,317	-	6,167,728
Other assets	(149,819)	(16,578,827)	126,281	-	(16,602,365)
Employee benefits	(10,037,444)	(94,183,192)	(11,801,596)	-	(116,022,232)
Inter-company charges and deductions	(310,384,820)	30,044,041	31,975,215	248,365,564	-
Cash flows provided by operating activities	(133,128,232)	(31,188,912)	18,678,494	247,975,290	102,336,640
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(1,496,277)	(239,315,507)	(12,702,217)	-	(253,514,001)
Available-for-sale financial assets					
Investments in associates	-	-	(36,214)	-	(36,214)
Exploration costs	-	(5,698,511)	-	-	(5,698,511)
Received dividends	-	(130,323)	4,547,461	-	4,417,138
(Increase) decrease due to inter-company investing	(39,108,879)	-	-	39,108,879	-
Cash flows used in investing activities	(40,605,156)	(245,144,341)	(8,190,970)	39,108,879	(254,831,588)
Financing activities:					
Increase in equity due to Certificates of Contributions "A"	10,000,000	(1,915,922)	1,844,394	71,528	10,000,000
Loans obtained from financial institutions	345,383,990	-	33,587,088	-	378,971,078
Debt payments, principal only	(145,628,200)	(8,081,177)	(37,609,464)	-	(191,318,841)
Interest paid	(58,123,368)	(3,443,923)	(1,169,859)	-	(62,737,150)
Inter-company increase (decrease) financing	(3,626,448)	289,859,193	922,972	(287,155,717)	-
Cash flows provided by financing activities:	148,005,974	276,418,151	(2,424,869)	(287,084,169)	134,915,087
Net (decrease) increase in cash and cash equivalents	(25,727,414)	84,898	8,062,655.00	-	(17,579,861)

Effects of change in cash value	11,185,788	1,138,356	(3,363,931)	-	8,960,213
Cash and cash equivalents at the beginning of the year	73,002,640	5,407,420	39,578,468	-	117,988,528
Cash and cash equivalents at the end of the year	Ps. 58,461,014	Ps. 6,630,674	Ps. 44,277,192	Ps. -	Ps. 109,368,880

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:					
Net (loss) income for the year	Ps. (265,267,209)	Ps. (251,619,727)	Ps. (11,939,437)	Ps. 263,283,384	Ps. (265,542,989)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	744,081	139,522,310	2,808,396	-	143,074,787
Impairment of wells, pipelines, properties, plant and equipment	-	21,199,704	1,445,992	-	22,645,696
Unsuccessful wells	-	12,148,028	-	-	12,148,028
Disposal of wells, pipelines, properties, plant and equipment	211,414	3,499,602	2,659,921	-	6,370,937
Net loss (profit) on available-for-sale financial assets	-	-	215,119	-	215,119
Profit (loss) sharing in associates and other	263,559,164	(487,365)	452,997	(263,559,164)	(34,368)
Dividends	-	-	(736,302)	-	(736,302)
Effects of net present value of reserve for well abandonment	-	9,169,327	-	-	9,169,327
Amortization expenses related to debt issuance	312,296	-	-	-	312,296
Unrealized foreign exchange loss (gain)	75,053,801	1,903,282	1,927,634	-	78,884,717
Interest expense	44,969,920	5,084,856	854,848	-	50,909,624
Funds provided by (used in) operating activities:					
Accounts receivable, accounts payable and derivative financial instruments	14,951,048	(19,048,441)	14,075,687	-	9,978,294
Inventories	20,413	(5,046,019)	12,001,450	-	6,975,844
Other assets	(227,438)	(17,819,505)	(937,934)	-	(18,984,877)
Employee benefits	17,913,078	52,988,257	8,068,673	-	78,970,008
Inter-company charges and deductions	(274,747,392)	37,103,048	(13,393,984)	251,038,328	-
Cash flows provided by operating activities	(122,506,824)	(11,402,643)	17,503,050	250,762,548	134,356,131
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(2,574,431)	(215,531,732)	(12,572,707)	-	(230,678,870)
Available-for-sale financial assets	-	-	12,735,337	-	12,735,337
(Increase) decrease due to Inter-company investing	-	-	(3,466,447)	-	(3,466,447)
Exploration costs	-	(1,593,706)	-	-	(1,593,706)
Received dividends	-	-	336,095	-	336,095
Investments in associates	7,942,930	-	-	(7,942,930)	-
Cash flows used in investing activities	5,368,499	(217,125,438)	(2,967,722)	(7,942,930)	(222,667,591)

Financing activities:					
Increase in equity due to Certificates of Contributions "A"	22,000,000	-	-	-	22,000,000
Withdrawal of Mexican Government contributions	(73,583,100)	-	-	-	(73,583,100)
Loans obtained from financial institutions	320,893,270	-	102,506,205	-	423,399,475
Debt payments, principal only	(93,488,805)	(7,748,079)	(106,218,608)	-	(207,455,492)
Interest paid	(41,091,971)	(5,105,446)	(1,051,061)	-	(47,248,478)
Inter-company increase (decrease) financing	687,961	240,568,067	1,563,590	(242,819,618)	-
Cash flows provided by financing activities:	135,417,355	227,714,542	(3,199,874)	(242,819,618)	117,112,405
Net (decrease) increase in cash and cash equivalents	18,279,030	(813,539)	11,335,454	-	28,800,945
Effects of change in cash value	4,592,205	889,057	2,960,602	-	8,441,864
Cash and cash equivalents at the beginning of the year	50,131,405	5,331,902	25,282,412	-	80,745,719
Cash and cash equivalents at the end of the year	Ps. 73,002,640	Ps. 5,407,420	Ps. 39,578,468	Ps. -	Ps. 117,988,528

Disclosure of business combinations [text block]

NOTE 26. BUSINESS COMBINATION

On January 28, 2016, PMX Fertilizantes Pacífico, S.A. de C.V., a PEMEX subsidiary company, acquired 99.99% of the outstanding shares of Fertinal, for a total purchase price of Ps. 4,322,826. This amount was paid through credit lines under a simple credit agreement. Additionally, within the same credit line, PMX Fertilizantes obtained U.S. $425,800 for the liquidation of Fertinal's debt. These loans will mature in 16 years.

The net fair value of Fertinal's assets and liabilities as of the date of acquisition is:

	Fair value
Cash and cash equivalents	Ps. (6,943)
Accounts receivable	102,121
Inventories	762,254
Properties, plant and equipment	9,811,928
Other assets	1,671,718
Total assets	12,341,078
Accounts payable	Ps. 2,331,540
Debt	9,365,152
Deferred taxes	328,578
Total liabilities	12,025,270

Total assets, net	Ps.	315,808
Transaction value	Ps.	4,322,826
Goodwill	Ps.	4,007,018

PMX FP, carried out the purchase price allocation (PPA) of the Fertinal acquisition in accordance with International Financial Reporting Standard 3 "Business Combination". It was determined that net assets acquired amounted to Ps. 315,808 and a goodwill of Ps. 4,007,018. As of December 31, 2016, a calculation of the impairment of goodwill resulted in the complete cancellation of that amount. The impairment of goodwill is recognized in the consolidated statement of comprehensive income in other income (expenses), net. See Note 22.

PEMEX intends to incorporate Fertinal into the gas-ammonia solid fertilizers value chain in order to strengthen its ability to offer a wide range of fertilizers and to cover approximately 50% of the domestic market, and is also assessing the possibility of selling the integrated business in the future.

Disclosure of cash and cash equivalents [text block]

NOTE 6.CASH, CASH EQUIVALENTS AND RESTRICTED CASH

a. As of December 31, 2016 and 2015, cash and cash equivalents were as follows:

		2016		2015
Cash on hand and in banks(i)	Ps.	71,430,427	Ps.	52,509,683
Marketable securities		92,102,086		56,859,197
	Ps.	163,532,513	Ps.	109,368,880

(i)Cash on hand and in banks is primarily composed of cash in banks.

b. At December 31, 2016, and 2015, restricted cash was as follows:

		2016		2015
Restricted cash	Ps.	10,478,626	Ps.	9,246,772

Restricted cash as of December 31, 2016 and 2015 is primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At December 31, 2016 and 2015, this deposit, including income interest, amounted to Ps. 9,624,804 and Ps. 8,010,298, respectively (see Note 25). On December 31, 2016 and 2015, PMI HBV made deposits of U.S. $ 41,319 and U.S.

$ 71,861, respectively, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. ("Repsol") shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of December 31, 2016 and 2015, this deposit, including income interest, amounted to Ps. 853,822 and Ps.1,236,474, respectively (see Note 10).

Disclosure of cash flow statement [text block]

NOTE 19.DISCLOSURES OF CASH FLOW

The following items represent non-cash transactions and are presented for disclosure purposes:

	For the years ended December 31,		
	2016	2015	2014
Investing activities			
Available-for-sale financial assets	Ps. 207,816	Ps. (3,206,316)	Ps. (765,412)
Financing activities			
Employee benefits equity effect (1)	106,277,761	78,556,569	(275,962,370)
Net (benefits) cost of the year for employee benefits (1)	109,738,416	(62,549,142)	121,723,328
Financed Public Works Contracts	146,217,292	2,001,093	3,207,947
Currency translation effect	21,386,902	13,262,101	11,379,657
Accrued interest	9,326,945	4,816,784	3,856,736

(1) Items that do not impact cash flows but that reflect the actuarial valuation at the end of the year.

Disclosure of commitments [text block]

NOTE 24.COMMITMENTS

a.PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

b.PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2016 and 2015, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 8,646,726 and

Ps. 8,920,228, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor's nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2017	Ps.	807,280
2018		807,321
2019		817,922
2020		820,505
2021		821,187
2022 and thereafter		4,572,511
Total	Ps.	8,646,726

c.As of December 31, 2016, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2016 and 2015, the estimated value of these contracts was as follows:

Maturity		**2016**		**2015**
Up to 1 year	Ps.	7,366,247	Ps.	3,484,630
1 to 3 years		2,518,207		1,191,247
4 to 5 years		2,470,878		1,168,858
More than 5 years		4,157,843		1,966,882
Total	Ps.	16,513,175	Ps.	7,811,617

d.In 2016 and 2015, Pemex-Exploration and Production, entered into integrated exploration and production contracts ("Integrated E&P Contracts") for the development of mature fields in the Altamira, Ébano, Nejo, Pánuco and San Andrés blocks in the Northern region of Mexico and Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico, respectively. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX's cash flow from the particular block subject to each contract. During 2016, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 7,026,822 and in the Southern region of Ps. 524,475. During 2015, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 12,908,720 and in the Southern region of Ps. 1,359,802. As of December 31, 2016 there is no outstanding liability due to the fact that the available cash flow has an annual maturity and has not yet matured, additionally, these contracts are in process to migrate to a new exploration and production integral contract.

e.As of December 31, 2016 and 2015, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2016		2015
Up to 1 year	Ps. 347,606,848	Ps.	388,047,435
1 to 3 years	281,563,607		294,020,900
4 to 5 years	69,541,826		127,885,086
More than 5 years	119,281,849		177,720,692

Total	Ps.817,994,130	Ps. 987,674,113

Disclosure of contingent liabilities [text block]

NOTE 25.CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2016 and 2015, PEMEX had accrued a reserve of Ps. 15,119,692 and Ps. 12,775,263, respectively, for these contingent liabilities. As of December 31, 2016 , the current status of the principal lawsuits in which PEMEX is involved is as follows:

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. COMMISA requested that the U.S. District Court for the Southern District of New York recognize and execute the arbitration award. Pemex-Exploration and Production requested that the award be declared null and void by the Mexican courts, which was granted. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes, and interest relating to the award is to be paid in accordance with applicable law. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On August 2, 2016, the U.S. Second Circuit Court of Appeals denied the appeal and confirmed the arbitration award in favor of COMMISA. On September 14, 2016, Pemex Exploration and Production appealed the decision, which was denied on November 3, 2016. Pemex Exploration and Production is evaluating different alternatives in connection with this claim.

  On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014, Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts. On June 25, 2016, the Court of Appeals of Luxembourg issued a new procedural timeline. A final judgment is still pending.

- In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment (file No. 28733/10-17-03-7).

  On March 31, 2016, a judgment was issued by the First Section of the Superior Court confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an *amparo* against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an *amparo* was granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a civil claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an amparo (02/2015) against this resolution, which was denied. The plaintiff filed a motion to review this resolution before the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court of Justice), which was denied. Therefore this claim has concluded.

On April 4, 2011, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Productionbefore the *Sexta Sala Regional Metropolitana* (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. A final resolution is still pending.

- In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with, among other things, a public work agreement executed between them. The trial is in the evidentiary stage.

- On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6,

2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending.

- On June 11, 2015, the *Segunda Sala Regional del Noreste* (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbons spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution. A final judgment is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an *amparo* against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an *amparo* was granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On August 20, 2014, the proceeding wassent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04), which will issue a final judgment. On October 29, 2014, the proceeding wasreturned to the Second Regional Court to correct a procedural error. On May 31, 2016, the parties were convened for the final judgment. A final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

Disclosure of derivative financial instruments [text block]

NOTE 16.DERIVATIVE FINANCIAL INSTRUMENTS

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of derivative financial instruments ("DFIs"), and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows related to its liabilities.

In addition, certain PMI subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

__A.Risk Management__

I.Market Risk

i.Interest rate risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2016, approximately 18.2% of PEMEX's total net debt outstanding consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2016, PEMEX was a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,846,250 at a weighted average fixed interest rate of 2.35% and a weighted average term of 8.27 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $86,545, at a weighted average fixed interest rate of 4.17% and a weighted average term of 5.41 years.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the

probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

ii.Exchange rate risk

A significant amount of PEMEX's revenue is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

In order to favor the cash flow structure described above, most of PEMEX's debt is issued in U.S. dollars or hedged through DFIs, either with swaps to convert the debt into U.S. dollars or through other DFIs, in order to mitigate the exchange rate risk exposure. The rest of the debt is denominated in pesos or in UDIs, where most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX debt issued in international currencies other than the U.S. dollar has exchange rate risk mitigation strategies. Through these strategies, PEMEX has further sought to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of PEMEX's DFIs are the Euro, Swiss franc, Japanese yen, Pound Sterling and Australian dollar versus the U.S. dollar, and UDIs, versus the Mexican peso.

In 2016, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and Swiss francs for an aggregate notional amount of U.S. $3,459,236 and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of Ps. 1,077,101. During 2015, PEMEX entered into the same kind of instruments to hedge currency risk arising from debt obligations denominated in euros and Swiss francs, for an aggregate notional amount of U.S. $3,109,298 and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of Ps. 9,706,932.

Most of PEMEX's cross-currency swaps are plain vanilla except for one swap entered into in 2004 to hedge its exposure to euro, which expired in 2016. This swap was referred to as an "extinguishing swap" and was obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps was that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. This swap had a notional amount of U.S. $1,146,410.

Moreover, in 2016, PEMEX entered into, without cost, an options structure called the "Seagull Option" in order to cover the notional risk of a debt issue in Japanese yen for ¥80,000,000, keeping the coupons in the original currency (0.5% annual coupon rate). This structure protects the short exposure in Japanese yen against an appreciation of the Japanese yen versus the U.S. dollar from JPY 83.70 and up to JPY 75.00, and recognizes a benefit if the Japanese yen depreciates to an average of 117.39 JPY / USD.

PEMEX recorded a total net foreign exchange loss of Ps. 254,012,743 in 2016, as compared to a total net foreign exchange loss of Ps. 154,765,574 in 2015 and to a total net foreign exchange loss of Ps. 76,999,161 in 2014,

which includes the unrealized foreign exchange loss associated with debt of Ps. 243,182,764, Ps. 152,554,454 and Ps. 78,884,717 for the years ended December 31, 2016, 2015 and 2014, respectively. The depreciation of the peso caused a total net foreign exchange loss because a significant part of PEMEX's debt (83.0% as of December 31, 2016) is denominated in foreign currency. Unrealized foreign exchange losses and gains do not impact PEMEX's cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX's ability to meet U.S. dollar-denominated financial obligations and improves PEMEX's ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX's peso debt service costs on a U.S. dollar basis. PEMEX's foreign exchange loss in 2016 was due to the depreciation of the peso, from Ps. 17.2065 = U.S. $1.00 on December 31, 2015 to Ps.20.6640 = U.S. $1.00 on December 31, 2016. PEMEX's foreign exchange loss in 2015 was due to the depreciation of the peso, from Ps. 14.7180 = U.S. $1.00 on December 31, 2014 to Ps.17.2065 = U.S. $1.00 on December 31, 2015. PEMEX's foreign exchange loss in 2014 was due to the depreciation of the peso, from Ps. 13.0765 = U.S. $1.00 on December 31, 2013 to Ps. 14.7180 = U.S. $1.00 on December 31, 2014.

Certain PMI subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, certain PMI subsidiaries will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

iii.Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under PEMEX's current fiscal regime.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

PEMEX's exposure to crude oil prices is partly mitigated by natural hedges between its inflows and outflows. During 2016, as a result of the changes in the PEMEX's fiscal regime, its sensitivity to crude oil prices decreased. Nonetheless, PEMEX has been working on a hedging strategy for the coming years in order to reduce its exposure to drops in crude oil price.

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations of the propane price of its imports. These DFIs were held over a percentage of the total imports volume with maturity dates in 2015. Although PEMEX entered into these contracts with economic hedging purposes, for accounting purposes, these DFIs do not qualify as hedges and were recorded as trading instruments in the financial statements.During 2016, PEMEX did not enter into any propane import price swaps.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and Capital at Risk ("CaR" - An aggregation of Mark to Market "MtM" and Profit and Loss "P&L") limits in order to limit market risk exposure.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

iv.Risks relating to the portfolio of third-party shares

As of December 31, 2016 Petróleos Mexicanos does not hold any third party shares of companies that do not participate in financial markets and, therefore, does not hold any related DFIs. On May 2014, PEMEX held a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate and economic rights over these shares. PEMEX accomplished this by using a total return swap under which PEMEX paid variable amounts and received a total return on the Repsol shares. Under these DFIs, PEMEX was entitled to any capital gains associated with the Repsol shares and agreed to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. On June 3, 2014, PEMEX made an early termination of its DFI. Following this termination, Petróleos Mexicanos no longer directly participates in Repsol.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its subsidiary PMI HBV. In order to protect this investment, PMI HBV entered into a structured product consisting of long put, short call and long call options with maturities in 2012, 2013 and 2014. The exposure to the exchange rate associated with the shares financing was covered by euro exchange rate forwards maturing in 2012, 2013 and 2014. All corresponding DFIs expired in 2012, 2013 and 2014, so there were no DFIs in place at the close of 2014. Although these DFIs were entered into with the purpose of hedging the exposure to the share price of Repsol, for accounting purposes, these DFIs do not qualify as hedges and were recorded as trading instruments in the financial statements.

As of December 31, 2016, PMI HBV owned 22,221,893 Repsol shares and HPE holds one for a total of 22,221,894 shares. These shares have no related DFIs.

v.Market risk quantification

The quantification of market risk exposure in PEMEX's financial instruments is presented below, in accordance with the applicable international risk management practices.

Interest rate risk quantification

The quantification of interest rate risk of investment portfolios is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. The VaR incorporates interest rate and spread risks. In addition, for portfolios in domestic currency, the VaR includes the inflation risk embedded in securities denominated in UDI. For portfolio management purposes, interest rate risk is mitigated by VaR limits.

As of December 31, 2016, the VaR of PEMEX's investment portfolios was Ps. (461.6) for the Peso Treasury Portfolio, Ps. (38.6) for the Fondo Laboral Pemex Portfolio ("FOLAPE"), Ps. (15.5) for the Fideicomiso de Cobertura Laboral y de Vivienda Portfolio ("FICOLAVI"), and U.S. $0 for the U.S. Dollar Treasury Portfolio.
In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to pay floating rates, PEMEX's DFIs are exposed to MtM volatility as a result of changes in the interest rate curves used in their valuation.

Interest rate risk quantification was calculated for DFIs in conjunction with the interest rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to a parallel shift of 10 basis points (bp) over the zero coupon rate curves. The 10bp parallel shift may be used to estimate in a simple manner the impact for proportional values to this shift and was selected in accordance with market practices for financial risk management.

For the debt portfolio, interest rate risk sensitivity was calculated taking into account both the DFI interbank market yield curves and the PEMEX curves (which were also used to estimate the debt portfolios' fair value). These metrics were calculated solely for informational purposes and are not used for portfolio management purposes because PEMEX does not intend to prepay its debt or terminate its DFIs early. Therefore, there is no interest rate risk arising from fixed rate obligations.

INTEREST RATE and CURRENCY DFIs
Interest rate sensitivity to + 10 bp

	Interbank Yield Curves			PEMEX Curves
Currency	Sensitivity debt	Sensitivity DFIs	Sensitivity net	Sensitivity debt
AUD	36,676	(36,676)	0	36,319
CHF	4,446,080	(4,446,080)	0	4,032,264
Euro	67,026,628	(67,026,628)	0	49,162,441
Pound Sterling	2,869,215	(2,869,215)	0	2,462,337
Yen	9,642,639	(4,653,708)	4,988,931	6,741,888
Peso	47,171,321	3,096,961	50,268,282	40,695,583
UDI	17,737,545	(10,382,347)	7,355,198	14,291,786
U.S. dollar	729,563,673	75,281,102	804,844,774	352,524,570

Amounts in U.S. dollars

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2016, 2015 and 2014, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2016, 2015 and 2014, had market interest rates been 25 basis points higher, with all other variables remaining constant, net income for the year would have been Ps. 841,024, Ps. 922,268 and Ps. 7,297,773 lower for December 31, 2016, 2015 and 2014, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net income for the year would have been Ps. 841,024, Ps. 922,268 and Ps. 7,297,773 greater at December 31, 2016, 2015 and 2014, respectively, primarily as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX's portfolios do not face foreign exchange rate risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting treatment, net income is exposed to mark-to-market volatility as a result of changes in the exchange rates used in their valuation.

Exchange rate risk quantification was calculated for DFIs in conjunction with the exchange rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to an increase of 1% to the exchange rates of currencies against the U.S. dollar. The 1% may be used to estimate in a simple manner the impact for proportional values to this increase and was selected in accordance with market practices for financial risk management.

For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to its debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy.

INTEREST RATE and CURRENCY DFIs

	Interbank Yield Curves				PEMEX Curves
Currency	1% Debt	1% DFIs	1% Net	VaR 95% Net	1% Debt
AUD	(1,139,617)	1,139,617	0	0	(1,135,496)
CHF	(13,757,737)	13,757,737	0	0	(12,809,496)
Euro	(126,172,455)	126,172,455	0	0	(104,578,013)
Pound Sterling	(6,219,613)	6,219,613	0	0	(5,503,942)
Yen	(17,156,740)	11,818,964	(5,337,775)	(6,091,892)	(13,725,191)
Peso	(161,626,313)	(21,079,370)	(182,705,683)	(234,335,192)	(153,507,202)
UDI	(27,466,689)	20,246,729	(7,219,960)	(9,526,703)	(24,588,646)

Amounts in U.S. dollars

As shown in the table above, exchange rate risk derived from debt denominated in currencies other than pesos and U.S. dollars is almost fully hedged by DFIs.

The exchange rate risk exposure to the Japanese yen is a result of the fact that, under year-end market levels (116.6 JPY / USD), the Seagull Option structure described above (which protects the short exposure in Japanese yen against an appreciation of the Japanese yen against the US dollar from 83.70 JPY / USD and up to 75.00 JPY / USD) allowed PEMEX to profit from the depreciation of the Japanese yen relative to the U.S. Dollar.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2016, 2015 and 2014, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2016, 2015 and 2014, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps.124,512,400, Ps.105,915,340 and Ps. 70,280,300 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps.124,512,400, Ps.105,915,340 and Ps. 70,280,300, respectively, primarily as a result of the decrease in exchange rate losses.

Quantification of risks related to third-party shares

Shares are exposed to price risk and euro/U.S. dollar exchange rate risk. The quantification of these risks was carried out using the one-day horizon historical VaR, with a confidence level of 95%, over 500 observations, of

Repsol's share price in euros converted to U.S. dollars. In addition, the sensitivity to an increase of 1% in the euro/U.S. dollar exchange rate is provided for informational purposes.

Equity DFIs

Currency	Shares	Equity risk Shares value	VaR EQ	FX risk 1%
Euro	22,221,894	313,635,679	(11,539,301)	3,136,357

Amounts in U.S. dollars

Hydrocarbon price risk quantification

Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2016, Pemex Industrial Transformation's natural gas DFI portfolio had no market risk exposure.

Market risk exposure is measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and CaR are monitored and mitigated by pre-established limits.

It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in short-term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

PMI Trading's global VaR associated with commodities market risk was U.S. $(23,198) as of December 31, 2016. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(4,145) (registered on February 16, 2016) and the maximum VaR recorded on the year was U.S. $(23,198) (registered on December 30, 2016). As of December 31, 2015, the global VaR was US $(12,789).

II.Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculates the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate PEMEX's credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold

amount. The specified thresholds were reached in five cross-currency swaps from the first to the fourth quarter of 2016, which were used to hedge the exchange rate exposure to the euro and to the Pound Sterling, and in nine cross-currency swaps during 2015, which were used to hedge the exchange rate exposure to the euro and the Australian dollar. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. During 2016, PEMEX did not enter into any cross-currency swap with these characteristics.

In addition, during 2016 PEMEX entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date, regardless of the MtM of the transaction, the DFI has an early termination with the settlement of the corresponding MtM, requiring that PEMEX enter into a new DFI with the same counterparty or with a new one), which reduces the credit risk generated by the term of the DFI by limiting it to a specific date. As of December 31, 2016, PEMEX has entered into three euro swaps and two Japanese yen Seagull Option structures, with termination clauses in 2018 and 2021, respectively.

According to IFRS 13 "Fair Value Measurement," the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty credit default swaps', at each payment date; and c) the default recovery rates of each counterparty.

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	0	0	0	0	0	0	0
A	0	339	578	671	269	124	0
A-	0	192	273	237	216	224	0
BBB+	0	561	1193	1362	1034	898	259
BBB	0	110	160	189	206	139	0

In millions of U.S. dollars

PEMEX also faces credit risk derived from its investments. As of December 31, 2016, the notional amounts of investments in domestic currency, organized by the credit ratings of the issuances, were as follows:

Credit rating of issuances*	Notional amount (In millions of pesos)
mxAAA	Ps. 21,774.77
mxAA	250.35
mxA	70.01

* Minimum S&P, Moody's and Fitch credit rating.
National Credit Rating Scale.
Does not include investments in Mexican Government bonds.

The table above does not include domestic currency Mexican Government bonds because these issuances are considered not to carry default risk in this currency.

PEMEX held an investment in a note linked to United Mexican States' credit risk that was issued by a U.S. financial institution with a BBB+ credit rating. This note matured in June 2016 and had a face value of U.S. $108,000. As of December 31, 2016, PEMEX does not hold an investment in structured notes.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted, which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

As of December 31, 2016, Pemex Industrial Transformation's DFIs had a fair value of U.S. $0 (deferred premiums included) for clients with exempted credit lines and U.S. $514,126 for clients with guaranteed credit lines. The total amount of exempt credit lines rose to U.S. $1,025,852,430, representing 0% usage of available exempt credit lines, while the total amount of guaranteed credit lines rose to U.S. $57,884,274, representing a 1% usage of available guaranteed credit lines.

As of December 31, 2016, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex Industrial Transformation.

As of December 31, 2016, Pemex Industrial Transformation had open DFIs with 11 customers, of which 10 are industrial customers (91%) and one is both an industrial customer and distributor (9%). Of the total volume (in millions of British thermal units or MMBtu) of DFIs, industrial customers represented 77%, and customers who are both industrial and distributor customers represented 23%.

As of December 31, 2016 and 2015, Pemex Industrial Transformation had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs

matured, Pemex-Gas and Basic Petrochemicals, and now Pemex Industrial Transformation, had used domestic customers' payments to meet its international obligations.

The potential future exposure of Mex Gas Supply, S.L.'s DFI portfolio was calculated in an analogous manner to the analysis of Petróleos Mexicanos' DFI positions. The current and potential exposure, aggregated by credit rating, is as follows:

Maximum Credit Exposure by term in Pemex Industrial Transformation

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A	0.68	0.68	0.27	-	-	-	-
A-	2.95	2.95	2.47	-	-	-	-
BBB+	1.16	1.16	0.34	-	-	-	-

In millions of U.S. dollars

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

III. Liquidity Risk

Through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations.

In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 3,500,000 and Ps. 20,000,000 with expiration dates in June and November 2019, respectively; and two others that each provides access to U.S. $1,500,000 and U.S. $3,250,000 with expiration dates in December 2019 and January 2020, respectively.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain PMI subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or "in-house bank," which provides access to a syndicated credit line for up to U.S. $700,000 and cash surplus capacity in the custody of the centralized structure. In addition, certain PMI subsidiaries have access to bilateral credit lines from financial institutions for up to U.S. $1,450,000.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX's debt and DFI portfolios as of December 31, 2016 and 2015. It should be noted that:

- For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.

- For interest rate swaps, cross currency swaps, and currency options, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.
- Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.
- For natural gas DFIs, volumes are presented in millions of British thermal unit (MMBtu), and fixed average and strike prices are presented in U.S. dollars per MMBtu.
- A DFI's fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.
- For PMI Trading, the prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.
- Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve in the original currency, or through other standard methodologies commonly applied in financial markets for specific instruments.
- For all instruments, tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.
- This information is presented in thousands of pesos, except as noted.

Quantitative Disclosure of Debt Cash Flow's Maturities as of December 31, 2016[1]

	Year of expected maturity date							
	2017	2018	2019	2020	2021	2022 thereafter	Total carrying value	Fair value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	Ps 15,759,027	Ps 86,161,096	Ps 65,642,616	Ps 62,440,943	Ps 98,858,992	Ps 826,093,574	Ps 1,154,956,248	Ps 1,137,936,275
Average interest rate (%)							5.6541%	
Fixed rate (Japanese yen)	517,286	-	-	-	-	19,459,306	19,976,592	17,336,203
Average interest rate (%)							1.3665%	
Fixed rate (Pounds)	-	-	-	-	-	8,825,434	8,825,434	11,373,345
Average interest rate (%)							8.2500%	
Fixed rate (pesos)	-	-	-	10,048,950	20,457,671	90,393,507	120,900,128	160,930,040
Average interest rate (%)							7.4878%	
Fixed rate (UDIs)	-	-	17,319,897	4,464,787	3,630,557	28,288,180	53,703,421	50,809,979
Average interest rate (%)							4.0559%	
Fixed rate (euros)	26,006,880	-	29,198,138	28,061,554	-	123,886,644	207,153,216	216,100,006
Average interest rate (%)							3.9581%	
Fixed rate (Swiss Francs)	-	4,539,022	6,056,338	12,102,748	3,031,480	-	25,729,588	26,469,543
Average interest rate (%)							1.8385%	
Fixed rate (Australian dollars)	2,232,195	-	-	-	-	-	2,232,195	2,346,390
Average interest rate (%)	-	-	-	-	-	-	6.1250%	-
Total fixed rate debt	44,515,388	90,700,118	118,216,989	117,118,982	125,978,700	1,096,946,645	1,593,476,822	1,623,301,781
Variable rate (U.S. dollars)	38,811,320	27,907,661	15,984,547	52,726,647	13,366,336	45,385,885	194,182,396	195,838,382
Variable rate (Japanese yen)	-	-	-	11,341,440	-	-	11,341,440	11,025,531
Variable rate (euros)	-	-	-	-	-	-	-	-
Variable rate (pesos)	65,024,075	8,742,191	28,007,709	18,347,822	8,468,176	27,764,693	156,354,666	158,109,920
Total variable rate debt	103,835,395	36,649,852	43,992,256	82,415,909	21,834,512	73,150,578	361,878,502	364,973,833
Total debt	148,350,783	127,349,970	162,209,245	199,534,891	147,813,212	1,170,097,223	1,955,355,324	1,988,275,614

Note: Numbers may not total due to rounding.

(1)The information in this table has been calculated using exchange rates at December 31, 2016 of: Ps. 20.664 = U.S. $1.00; Ps. 0.17721 = 1.00 Japanese yen; Ps. 25.30513 = 1.00 Pound sterling; Ps. $ 5.562883 = 1.00 UDI; Ps. 21.6724 = 1.00 euro; Ps. 20.19744= 1.00 Swiss Franc; and Ps. 14.88428 = 1.00 Australian dollar.
Source: PEMEX

Quantitative Disclosure of Debt Cash Flow's Maturities as of December 31, 2015[1]

	Year of expected maturity date							
	2016	2017	2018	2019	2020	2021 thereafter	Total carrying value	Fair value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	Ps 12,829,312	Ps 11,855,937	Ps 82,984,743	Ps 52,181,092	Ps 50,502,077	Ps 528,285,394	Ps 738,638,555	Ps 693,943,114
Average interest rate (%)							5.3598%	
Fixed rate (Japanese yen)	834,293	417,133	-	-	-	4,287,000	5,538,426	5,606,358
Average interest rate (%)							3.1698%	
Fixed rate (Pounds)	-	-	-	-	-	8,885,952	8,885,952	10,767,887
Average interest rate (%)							8.2500%	
Fixed rate (pesos)	7,500,000	-	-	-	10,064,778	110,946,135	128,510,913	176,496,022
Average interest rate (%)							7.5851%	
Fixed rate (UDIs)	-	-	-	16,754,153	4,318,678	30,892,053	51,964,884	44,959,784
Average interest rate (%)							5.3275%	
Fixed rate (euros)	15,987,190	22,513,392	-	-	24,308,184	81,184,552	143,993,318	136,416,000
Average interest rate (%)							4.0517%	
Fixed rate (Swiss Francs)	-	-	-	5,200,092	10,391,550	-	15,591,642	15,342,323
Average interest rate (%)							1.8335%	
Fixed rate (Australian dollars)	-	1,879,733	-	-	-	-	1,879,733	1,998,003
Average interest rate (%)	-	-	-	-	-	-	6.1250%	-
Total fixed rate debt	37,150,795	36,666,195	82,984,743	74,135,337	99,585,267	764,481,086	1,095,003,423	1,085,529,491
Variable rate (U.S. dollars)	98,054,813	26,444,912	21,175,683	10,682,902	42,961,127	17,834,819	217,154,256	211,799,779
Variable rate (Japanese yen)	-	-	-	-	9,145,600	-	9,145,600	8,446,427
Variable rate (euros)	-	-	-	-	-	-	-	-
Variable rate (pesos)	38,814,538	29,895,944	8,619,552	22,902,913	18,211,267	35,145,822	153,590,036	152,252,128
Total variable rate debt	136,869,351	56,340,856	29,795,235	33,585,815	70,317,994	52,980,641	379,889,892	372,498,334
Total debt	174,020,146	93,007,051	112,779,978	107,721,152	169,903,261	817,461,727	1,474,893,315	1,458,027,825

Note: Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2015 of: Ps. 17.2065 = U.S. $1.00; Ps. 0.1429 = 1.00 Japanese yen; Ps. 25.49831 = 1.00 Pound sterling; Ps. 5.381175 = 1.00 UDI; Ps. 18.80843 = 1.00 euro; Ps. 17.34876 = 1.00 Swiss Franc; and Ps. 12.55386 = 1.00 Australian dollar.
Source: PEMEX

Quantitative Disclosure of Cash Flow's Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2016[1] [2]

	Year of expected maturity date							
	2017	2018	2019	2020	2021	2022 Thereafter	Total Notional Amount	Fair Value
Hedging instruments[3][4]								
Interest rate DFIs								
Interest rate swaps (U.S. dollars)								
Variable to fixed	Ps. 4,899,645	Ps. 4,912,743	Ps. 4,926,477	Ps. 4,940,613	Ps 4,894,180	Ps 15,365,634	Ps. 39,939,292	Ps. 164,716
Average pay rate	2.76%	2.66%	3.35%	3.83%	4.04%	4.57%	N.A.	N.A.
Average receive rate	2.95%	2.99%	3.03%	3.06%	3.11%	3.33%	N.A.	N.A.
Interest rate swaps (pesos)								
Variable to fixed	-	-	-	-	-	-	-	-
Average pay rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Average receive rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Currency DFIs								
Cross-currency swaps								
Receive euros/Pay U.S. dollars	34,775,198	-	31,223,821	29,992,556	-	133,024,913	229,016,488	(16,484,533)

Receive Japanese yen/ Pay U.S. dollars	532,711	-	-	17,697,534	-	4,987,289	23,217,534	(6,132,633)
Receive Pounds sterling/ Pay U.S. dollars	-	-	-	-	-	10,767,349	10,767,349	(211,207)
Receive UDI/ Pay pesos	-	-	23,740,341	3,540,220	3,000,000	14,313,198	44,593,759	(2,132,236)
Receive Swiss francs/ Pay U.S. dollars	-	4,736,567	6,789,326	12,060,700	3,127,139	-	26,713,732	(789,449)
Receive Australian dollars/ Pay U.S. dollars	2,459,429	-	-	-	-	-	2,459,429	(126,796)
Currency Options								
Buy Put, Sell Put and sell Call on yen	-	-	-	-	-	14,133,580	14,133,580	(301,131)

N.A. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using exchange rates at December 31, 2016 of: Ps. 20.664 = U.S. $1.00 and Ps. 21.6724 = 1.00 euro.
(2)PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)Positive numbers represent a favorable fair value to PEMEX.
(4)PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
Source: PEMEX

Quantitative Disclosure of Cash Flow's Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2015[(1) (2)]

	Year of expected maturity date							
	2016	2017	2018	2019	2020	2021 Thereafter	Total notional amount	Fair value[(3)]
Hedging instruments[(2)(4)]								
Interest rate DFIs								
Interest rate swaps (U.S. dollars)								
Variable to fixed	Ps. 4,069,129	Ps. 4,079,836	Ps4,090,743	Ps. 4,102,179	Ps 4,113,949	Ps 16,869,943	Ps. 37,325,779	Ps. (192,666)
Average pay rate	2.09%	2.40%	3.05%	3.47%	3.82%	4.25%	N.A.	N.A.
Average receive rate	2.93%	2.97%	3.00%	3.02%	3.06%	3.24%	N.A.	N.A.
Interest rate swaps (pesos)								
Variable to fixed								
Average pay rate	-	-	-	-	-	-	-	-
Average receive rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Currency DFIs	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Cross-currency swaps								
Receive euros/Pay U.S. dollars	19,725,704	28,956,612	-	-	30,263,050	83,793,246	162,738,612	(19,088,133)
Receive Japanese yen/ Pay U.S. dollars	887,184	443,581	-	-	14,736,383	4,152,816	20,219,964	(5,419,164)
Receive Pounds sterling/ Pay U.S. dollars	-	-	-	-	-	10,951,197	10,951,197	(693,597)
Receive UDI/ Pay pesos	-	-	-	16,105,371	3,540,220	16,236,097	35,881,688	294,255
Receive Swiss francs/ Pay U.S. dollars	-	-	-	5,653,336	10,042,704	-	15,696,040	(281,999)
Receive Australian dollars/ Pay U.S. dollars	-	2,047,918	-	-	-	-	2,047,918	(46,526)
Exchange rate forward Receive euros/Pay U.S. dollars	-	-	-	-	-	-	-	-

N.A. = not applicable.
Numbers may not total due to rounding.
(1)The information in this table has been calculated using the exchange rate at December 31, 2015 of: Ps. 17.20650 = U.S. $1.00 and Ps. 18.80843 = 1.00 euro.
(2)PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)Positive numbers represent a favorable fair value to PEMEX.
(4)PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
Source: PEMEX

B.Fair value of derivative financial instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

Embedded derivatives

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2016 and 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31, 2016 and 2015, the net fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (26,010,486) and Ps. (25,699,581), respectively. As of December 31, 2016 and 2015, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX's over-the-counter ("OTC") DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2016 and 2015. It should be noted that:

- DFI's fair value includes the CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

- Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency, or through other standard methodologies commonly applied in the financial markets for certain specific instruments.

- The information is presented in thousands of pesos (except as noted).

DFI	Position	December 31, 2016 Notional amount	December 31, 2016 Fair Value	December 31, 2015 Notional Amount	December 31, 2015 Fair value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	20,018,250	(90,451)	18,819,609	(245,232)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar LIBOR + spread.	18,132,660	312,210	16,776,338	127,586
Cross-currency swaps	PEMEX pays fixed in pesos and receives notional in UDI.	23,740,341	(4,815,373)	16,105,371	(207,713)
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	20,853,418	2,683,138	19,776,317	501,968
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	5,520,000	(116,507)	5,483,580	(475,356)
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	17,697,534	(6,016,126)	14,736,383	(4,943,807)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	229,016,488	(16,484,533)	162,738,612	(19,088,133)
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	10,767,349	(211,207)	10,951,197	(693,597)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	26,713,732	(789,449)	15,696,040	(281,999)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,459,429	(126,796)	2,047,918	(46,526)
Currency Options	PEMEX buys put, sells put and sells call	14,133,580	(301,131)	-	-
Propane gas swaps	PEMEX receives floating.	-	-	1,702,618	(276,553)
Natural gas swaps	PEMEX receives fixed.	(160,214)	(25,145)	(240,934)	37,675
Natural gas swaps	PEMEX receives floating.	157,545	27,869	236,960	(32,990)
Natural gas options	PEMEX Long Call.	73,653	11,548	269,091	5,426
Natural gas options	PEMEX Short Call.	(73,653)	(11,488)	(269,091)	(5,310)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	1,788,382	(57,043)	1,729,833	(75,019)
Subtotal			Ps.(26,010,486)		Ps.(25,699,581)

DFI	Market	December 31, 2016 Volume (MMb)	December 31, 2016 Fair value	December 31, 2015 Volume (MMb)	December 31, 2015 Fair value
Futures	Exchange traded	-	$ -	0.4	$ (7,994)
Petroleum Products Swaps	Exchange traded	4.1	$ (688,016)	11.6	$ 550,952

Notes: Numbers may not total due to rounding.
(1)The fair value of the Futures and the Petroleum Products Swaps, was recognized as "Cash and cash equivalents" in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2016 and 2015 was Ps. 20.664 and Ps. 17.2065 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2016 and 2015 was Ps. 21.6724 and Ps. 18.80843 per euro, respectively.

For the years ended December 31, 2016, 2015 and 2014, PEMEX recognized a net loss of Ps. 14,000,987, Ps. 21,449,877 and Ps. 9,438,570, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

The following table presents the location on the consolidated statement of financial position and the fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2016 and 2015:

	Derivatives assets		
	Location in statement of financial position	Fair value 2016	Fair value 2015
Derivatives not designated as hedging instruments			
Embedded derivatives	Derivative financial instruments	Ps. -	Ps. -
Forwards	Derivative financial instruments	-	-
Futures	Derivative financial instruments	-	-
Stock options	Derivative financial instruments	-	-
Currency options	Derivative financial instruments	-	-
Natural gas options	Derivative financial instruments	11,548	5,432
Equity swaps	Derivative financial instruments	-	-
Cross-currency swaps	Derivative financial instruments	4,503,550	1,426,626
Natural gas swaps	Derivative financial instruments	30,162	41,462
Petroleum product swaps	Derivative financial instruments	-	-
Propane swaps	Derivative financial instruments	-	127,586
Interest rate swaps	Derivative financial instruments	312,210	-
Others	Derivative financial instruments	-	-
Total derivatives not designated as hedging instruments		4,857,470	1,601,106
Total assets		Ps. 4,857,470	Ps. 1,601,106

	Derivatives liabilities		
	Location in statement of financial position	Fair value 2016	Fair value 2015
Derivatives not designated as hedging instruments			
Embedded derivatives	Derivative financial instruments	Ps.-	Ps. -
Forwards	Derivative financial instruments	-	-
Futures	Derivative financial instruments	-	-
Stock options	Derivative financial instruments	-	-
Currency options	Derivative financial instruments	(301,131)	-
Natural gas options	Derivative financial instruments	(11,488)	(5,316)
Equity swaps	Derivative financial instruments	-	-
Cross-currency swaps	Derivative financial instruments	(30,380,405)	(26,661,789)
Natural gas swaps	Derivative financial instruments	(27,438)	(36,777)
Petroleum product swaps	Derivative financial instruments	-	-
Propane swaps	Derivative financial instruments	-	(276,553)
Interest rate swaps	Derivative financial instruments	(147,494)	(320,252)
Others	Derivative financial instruments	-	-
Total derivatives not designated as hedging instruments		(30,867,956)	(27,300,687)
Total liabilities		Ps.(30,867,956)	Ps.(27,300,687)
Net total		Ps.(26,010,486)	Ps.(25,699,581)

The following tables presents the net gain (loss) recognized in income on PEMEX's DFIs for the years ended December 31, 2016, 2015 and 2014, and the line location in the consolidated statement of comprehensive income of such gains and losses.

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in statement of operations on derivatives	Amount of gain (loss) recognized in statement of operations on derivatives	
		2016	2015
		Ps. -	Ps.
Embedded derivatives	Derivative financial instruments (cost) income, net		-
Forwards	Derivative financial instruments (cost) income, net	-	-
Futures	Derivative financial instruments (cost) income, net	(1,925,969)	1,387,177
Stock options	Derivative financial instruments (cost) income, net	-	-
Currency options	Derivative financial instruments (cost) income, net	(298,789)	-
Natural gas options	Derivative financial instruments (cost) income, net	(671)	4,786
Equity swaps	Derivative financial instruments (cost) income, net	-	-
Cross-currency swaps	Derivative financial instruments (cost) income, net	(11,633,605)	(21,358,898)
Natural gas swaps	Derivative financial instruments (cost) income, net	831	4,355
Petroleum product swaps	Derivative financial instruments (cost) income, net	-	-
Propane swaps	Derivative financial instruments (cost) income, net	(3,805)	(1,136,188)
Interest rate swaps	Derivative financial instruments (cost) income, net	(138,979)	(351,109)
Others	Derivative financial instruments (cost) income, net	-	-
Total		Ps. (14,000,987)	Ps.(21,449,877)

		2014
Embedded derivatives	Derivative financial instruments (cost) income, net	Ps. -
Forwards	Derivative financial instruments (cost) income, net	(146,415)
Futures	Derivative financial instruments (cost) income, net	4,696,862
Stock options	Derivative financial instruments (cost) income, net	(93,715)
Currency options	Derivative financial instruments (cost) income, net	-
Natural gas options	Derivative financial instruments (cost) income, net	4,535
Equity swaps	Derivative financial instruments (cost) income, net	2,402,992
Cross-currency swaps	Derivative financial instruments (cost) income, net	(15,815,498)
Natural gas swaps	Derivative financial instruments (cost) income, net	4,977
Petroleum product swaps	Derivative financial instruments (cost) income, net	-
Propane swaps	Derivative financial instruments (cost) income, net	-
Interest rate swaps	Derivative financial instruments (cost) income, net	(492,308)
Others	Derivative financial instruments (cost) income, net	-
Total		Ps.(9,438,570)

C.Fair value hierarchy

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in financial markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in financial markets, and inputs other than quoted prices that are observed for the assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's financial assets and liabilities measured at fair value, and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2016 and 2015.

	Fair value hierarchy			Total as of
	Level 1	Level 2	Level 3	2016
Assets:				
Derivative financial instruments	Ps. -	Ps. 4,857,470	Ps. -	Ps. 4,857,470
Available-for-sale financial assets	6,463,096	-	-	6,463,096
Permanent investments in associates and other			23,154,632	23,154,632
Liabilities:				
Derivative financial instruments	-	(30,867,956)	-	(30,867,956)

	Level 1	Level 2	Level 3	Total as of 2015
Assets:				
Derivative financial instruments	Ps. -	Ps. 1,601,106	Ps. -	Ps. 1,601,106
Available-for-sale financial assets	3,944,696	-	-	3,944,696
Permanent investments in associates and other			24,165,599	24,165,599
Liabilities:				
Derivative financial instruments	-	(27,300,687)	-	(27,300,687)

When market quotes are not available to measure the fair value of PEMEX's DFIs, PEMEX uses Level 2 inputs to calculate the fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

The following table shows the carrying value and the estimated fair value of the remaining financial assets and liabilities, which are not valued at fair value, as of December 31, 2016 and 2015:

	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Cash and cash equivalents	Ps. 163,532,513	Ps. 163,532,513	Ps. 109,368,880	Ps. 109,368,880
Accounts receivable, net	133,220,527	133,220,527	79,245,821	79,245,821

Long-term notes receivable	148,607,602	148,607,602	50,000,000	50,000,000
Liabilities:				
Suppliers	151,649,540	151,649,540	167,314,243	167,314,243
Accounts and accrued expenses payable	18,666,607	18,666,607	13,237,407	13,237,407
Short-term debt and current portion of long-term debt	176,166,188	176,166,188	192,508,668	192,508,668
Long-term debt	1,807,004,542	1,812,109,426	1,300,873,167	1,265,519,157

The fair values of the financial current assets and current liabilities presented in the table above are included for informational purposes.

The fair values of current financial assets and short-term liabilities are equal to their nominal values because, due to their short-term maturities, their nominal values are very close to their corresponding fair values.

The fair value of long-term debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, estimated fair values do not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

The information related to "Cash and cash equivalents", "Accounts receivable, net", "Available-for-sale financial assets", "Permanent investments in associates", "Long-term notes receivable" and "Debt" is described in the following notes, respectively:

- Note 6, Cash, Cash Equivalents and Restricted Cash;
- Note 7, Accounts Receivable, Net;
- Note 10, Available-for-Sale Financial Assets;
- Note 11, Permanent Investments in Associates;
- Note 14, Long-term Notes Receivable and other; and
- Note 15, Debt.

Disclosure of employee benefits [text block]

NOTE 17.EMPLOYEE BENEFITS

Until December 31, 2015, Petróleos Mexicanos and Subsidiary Entities only had defined benefit pension plans for the retirement of its employees, to which only Petróleos Mexicanos and Subsidiary Entities contributes. As of January 1, 2016, Petróleos Mexicanos and Subsidiary Entities also has a defined contribution pension plan, in which both Petróleos Mexicanos and Subsidiary Entities and the employee contribute to an employee's individual account.

Benefits under the defined benefit plan are mainly based off of years of service completed by the employee, and their remuneration at the date of retirement. The obligations and costs of these plans are recognized based on an actuarial valuation prepared by independent experts. Within the regulatory framework of plan assets, there are no

minimum funding requirements. Petróleos Mexicanos and the Subsidiary Entities have stablished additional plans to cover post-employment benefits, which are based on actuarial studies prepared by independent experts and which include disability, post-mortem pension and the death of retired employees.

As of December 31, 2016, Petróleos Mexicanos and Subsidiary Entities funded its employees benefits through Mexican trusts, the resources of which come from the retirement line item of PEMEX's annual budget (an operating expense), or any other line item that substitutes or relates to this line item, or that is associated to the same line item and the interests, dividends or capital gains obtained from the investments of the trusts.

The following table show the amounts associated with PEMEX's labor obligations:

Defined Benefits Liabilities	December 31, 2016		2015	
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,202,624,665	Ps.	1,258,480,019
Liability for other long-term benefits		17,784,771		20,905,422
Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,220,409,436	Ps.	1,279,385,441

The following tables contain detailed information regarding PEMEX's retirement and post-employment benefits:

Changes in the liability for defined benefits	December 31, 2016		2015	
Liability for defined benefits at the beginning of the year	Ps.	1,258,480,019	Ps.	1,455,240,835
Recognition of the modifications in plan pensions		(571,713)		(198,951,179)
Current Service cost		23,111,918		34,680,772
Net interest		90,527,624		99,671,447
Past service costs		(33,244)		
Defined benefits paid by the fund		(4,892,767)		(4,291,090)
Actuarial (gains) losses in other comprehensive results due to:				
Change in financial assumptions		(149,533,263)		(54,415,586)
Change in demographic assumptions		4,842,109		(46,507,299)
For experience during the year		36,103,857		21,875,522
In plan assets during the year		285,123		366,511
Effect of Adoption in subsidiary		(1,742)		
Contributions paid to the fund		(55,693,256)		(49,189,914)
Defined benefit liabilities at end of year	Ps.	1,202,624,665	Ps.	1,258,480,019

In 2016 and 2015, the net actuarial gains recognized in other comprehensive income net of income deferred tax of Ps. (106,387,640) and Ps.(78,680,852), respectively, related to retirement and post-employment benefits, not including the normal year-to-year increase in obligations based on changes in population, age, seniority, wages,

pensions and benefits, mainly due to the increase in the discount and expected return on plan assets rates, from 7.41% in 2015 to 8.17% in 2016.

Changes in pension plan assets	December 31, 2016		2015	
Plan assets at the beginning of year	Ps.	5,228,909	Ps.	2,993,244
Expected return on plan assets		742,477		340,335
Payments by the pension fund		(51,889,821)		(46,843,824)
Company contributions to the fund		55,693,256		49,189,912
Actuarial (gains) losses in plan assets		(285,155)		(450,758)
Pension plan assets at the end of year	Ps.	9,489,666	Ps.	5,228,909

PEMEX's plan assets are held in two trusts, the FOLAPE and the FICOLAVI, which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

The expected contribution to the fund for 2017 amounts to Ps. 53,387,230 and the expected payments for 2017 is Ps. 60,851,407.

As of December 31, 2016 and 2015, the amounts and types of plan assets are as follows:

Plan Assets	2016	2015
Cash and cash equivalents	Ps. 5,906,660	Ps. 343,488
Available-for-sale financial assets	2,694,291	4,061,655
Debt instruments	888,715	823,766
Total plan assets	Ps.9,489,666	Ps. 5,228,909

Changes in Defined Benefit Obligations (DBO)	2016		2015	
Defined benefit obligations at the beginning of the year	Ps.	1,263,708,928	Ps.	1,458,234,079
Service costs		23,107,851		34,693,923
Financing costs		91,270,383		100,049,689
Past service costs		(33,244)		(66,160)
Payments by the fund		(56,778,359)		(51,134,915)
Amount of (gains) and losses recognized through other comprehensive income		(108,589,515)		(79,116,509)
Modifications to the pension plan		(571,713)		(198,951,179)
Defined benefit obligations at the end of year	Ps.	1,212,114,331	Ps.	1,263,708,928

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the assumed variation rate is a -12.27% increase or a 15.53% decrease in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 22.75% increase or a -17.38% decrease in defined benefit obligations.

Assumptions regarding future mortality are based on EMSSA2009 to Unique Circular of the *Comisión Nacional de Seguros y Fianzas* (National Commission of Insurance and Bonds) and include changes to the mortality rate established in 2016.

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2016 and 2015:

Plan Assets	Fair value measurements			
	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Cash and cash equivalents	Ps. 5,906,660	Ps. -	Ps. -	Ps. 5,906,660
Available-for-sale financial assets	2,694,291	-	-	2,694,291
Debt instruments	888,715	-	-	888,715
Total	Ps. 9,489,666	Ps. -	Ps. -	Ps. 9,489,666

Plan Assets	Fair value measurements			
	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Cash and cash equivalents	Ps. 343,488	Ps. -	Ps. -	Ps. 343,488
Available-for-sale financial assets	4,061,655	-	-	4,061,655
Debt instruments	823,766	-	-	823,766
Total	Ps. 5,228,909	Ps. -	Ps. -	Ps. 5,228,909

As of December 31, 2016 and 2015, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	2016	2015

Rate of increase in salaries	4.77%	5.00%
Rate of increase in pensions	3.75%	3.75%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	3.75%	3.75%
Discount and expected return on plan assets rate	8.17%	7.41%
Average length of obligation (years)	17.67	19.31

In accordance with IAS 19, the discount rate used is determined by considering the government zero coupon curve generated from the Bonds M and Cetes, as well as the flow of payments expected to cover contingent liabilities.

Other long-term benefits

Petróleos Mexicanos and Subsidiary Entities has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the seniority premiums payable for disability, death and survivors benefits (payable to the widow and beneficiaries of worker), medical service, gas and basic basket for beneficiaries. Benefits under these plans are based on an employee's salary and years of service completed at separation date. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries.

The amounts recognized for long-term obligations for the years ended December 31, 2016 and 2015 are as follows:

Change in the liability for defined benefits		2016		2015
Liabilities defined benefit at the beginning of year	Ps.	20,905,422	Ps.	18,847,693
Charge to income for the year		3,420,158		5,818,221
Actuarial (gains) losses recognized in income due to:				
Change in financial assumptions		(3,028,211)		(1,746,245)
Change in demographic assumptions		(119,982)		(40,831)
For experience during the year		(3,390,396)		(1,973,416)
Benefits paid		(2,220)		-
Liabilities defined benefit at the end of year	Ps.	17,784,771	Ps.	20,905,422

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	2016	2015
Rate of increase in salaries	4.77%	5.00%
Inflation assumption	3.75%	3.75%
Discount and expected return on plan assets rate	8.17%	7.41%
Average length of obligation (years)	17.67	19.31

In accordance with IAS 19, the discount rate used is determined by considering the government zero coupon curve generated from the fixed rate bonds Mexican Government ("Bonds M") and Cetes, as well as the flow of payments expected to cover contingent liabilities.

Disclosure of entity's operating segments [text block]

NOTE 5. Segment financial information

PEMEX's primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX's operations are now conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. The results for refining, gas and basic petrochemicals and petrochemicals reported in a separate segment during 2015, are now reported under the industrial transformation segment. In addition, information for 2015 relating to the segments of the Subsidiary Entities includes the results of the operation as of its creation date (see Note 1). For comparison purposes, results for the year ended December 31, 2015 are also presented using Industrial Transformation, and do not separate out the results for refining, gas and basic petrochemicals and petrochemicals. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX's business segments following the Corporate Reorganization are as described below:

- The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 34 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation.

- The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline and diesel.

- Industrial transformation also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

- The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

- The drilling segment receives income from drilling services, and wells repair and services.

- The logistics segment earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and

from the provision of services related to the maintenance and handling of the products and guard and management services.

- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.
- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.
- The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.
- The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX and makes decisions.

As of/for the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps.648,088,013	Ps. -	Ps. -	Ps. -	Ps.3,873,403	Ps.15,392,552	Ps.395,118,117	Ps. 2,646,505	Ps. -	Ps.1,065,118,590
Intersegment	616,380,615	117,096,378	51,913	1,981,754	68,316,958	900,464	1,764,438	405,293,283	50,683,175	(1,262,468,978)	-
Services income	-	5,565,604	132,521	70,112	2,813,887	1,908	60,141	236,230	5,925,854	(379,176)	14,427,081
(Reversal) Impairment of wells pipe-lines, properties, plant and equipment	(271,709,433)	(52,498,881)	-	-	(5,829,520)	-	(1,276,509)	-		-	(331,314,343)
Cost of sales	359,064,884	823,763,927	166,721	143,956	61,248,584	5,506,198	13,936,213	783,691,245	9,018,456	(1,188,959,550)	867,580,634
Gross income (loss)	529,025,164	(515,051)	17,713	1,907,910	15,711,781	(730,423)	4,557,427	16,956,385	50,237,078	(73,888,604)	543,279,380
Other revenues (expenses), net	27,346,794	19,964,654	-	591,704	(27,189,969)	32,710	63,989	3,412,711	(4,600,209)	(666,804)	18,955,580
Distribution, transportation and sales expenses	-	50,792,317	8,232	6	148,215	185,168	481,727	229,432	49,162	(26,663,019)	25,231,240
Administrative expenses	54,509,047	34,183,846	32,126	983,560	7,175,451	731,479	2,101,834	1,157,182	60,497,232	(48,718,224)	112,653,533
Operating income (loss)	501,862,911	(65,526,560)	(22,645)	1,516,048	(18,801,854)	(1,614,360)	2,037,855	18,982,482	(14,909,525)	825,835	424,350,187
Financing income	56,040,129	11,056,345	-	72,995	373,301	4,358	64,582	1,098,079	125,964,466	(180,925,000)	13,749,255
Financing cost	(109,946,363)	(3,188,892)	(12,055)	(642,711)	(481,741)	(20,217)	(2,980)	(1,342,351)	(163,400,779)	180,193,625	(98,844,464)
Derivative financial instruments (cost) income, net	-	3,172	-	-	-	-	-	(1,951,959)	(12,052,200)	-	(14,000,987)
Foreign exchange (loss) income, net	(217,166,718)	(12,858,875)	-	(1,570,317)	(1,118,537)	(29,263)	(2,843)	174,866	(21,441,056)	-	(254,012,743)
(Loss) profit sharing in associates	(21,164)	649,520	-	-	-	-	-	1,586,503	(117,426,818)	117,347,804	2,135,845
Taxes, duties and other	276,647,448	-	-	(481,581)	(10,010,686)	-	-	7,380,870	(9,014,616)	-	264,521,435
Net (loss) income	(45,878,653)	(69,865,290)	(34,700)	(142,404)	(10,018,145)	(1,659,482)	2,096,614	11,166,750	(194,251,296)	117,442,264	(191,144,342)
Total current assets	983,260,710	795,237,287	388,422	6,032,213	22,087,801	1,724,967	5,817,262	125,081,531	611,464,455	(2,195,695,848)	355,398,800
Permanent investments in associates and other	139,523	257,159	-	-	-	-	-	17,568,893	(244,932,588)	250,121,645	23,154,632
Wells, pipelines, properties, plant and equipment, net	1,176,504,263	311,432,174	-	21,023,629	86,695,514	7,771,634	20,086,650	6,691,813	37,536,571	-	1,667,742,248
Total assets	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145	(3,692,478,836)	2,329,886,024
Total current liabilities	340,011,451	666,467,674	472,236	3,894,121	19,824,792	2,995,088	3,879,828	78,894,485	1,497,612,971	(2,187,862,760)	426,189,886
Long-term debt	1,737,109,328	31,495,027	-	12,489,423	4,382,109	-	-	3,597,938	1,757,315,685	(1,739,384,968)	1,807,004,542
Employee benefits	362,312,386	575,277,374	191,876	441,127	571,702	20,362	21,893	(749,034)	282,321,750	-	1,220,409,436
Total liabilities	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189	(3,942,600,482)	3,562,894,171
Equity (deficit), net	(326,803,124)	(171,043,710)	(276,406)	10,820,396	101,488,504	6,541,019	22,105,597	68,490,975	(1,194,453,044)	250,121,646	(1,233,008,147)
Depreciation and amortization	124,329,921	17,425,472	-	2,559,357	2,230,557	481,241	1,395,232	86,707	1,931,004	-	150,439,491
Net periodic cost of employee benefits	32,617,215	52,886,397	5,860	31,491	30,340	(1,178)	1,424	(552,735)	24,719,602	-	109,738,416
Acquisition of wells, pipelines, properties, plant and equipment	70,418,370	32,254,531	-	2,053,139	26,344,495	889,420	1,724,690	1,019,484	21,031,214	-	155,735,343

As of/for the year ended December 31, 2015	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps. 740,190,020	Ps. -	Ps. -	Ps. -	Ps. 1,494,478	Ps. 4,551,413	Ps.407,214,446	Ps. -	Ps. -	Ps. 1,153,450,357

Intersegment	690,642,133	126,294,195	-	1,511,970	598,853	209,970	473,990	353,137,149	18,296,515	(1,191,164,775)	-
Services income	-	7,549,061	-	-	10,355,988	236	17,893	661,683	5,107,109	(10,779,858)	12,912,112
Impairment of wells, pipelines, properties, plant and equipment	394,396,580	76,442,079	-	-	5,829,519	-	1,276,512	-	-	-	477,944,690
Benefit from change in pension plan	(46,368,308)	(45,808,781)	-	-	-	-	-	-	-	-	(92,177,089)
Cost of sales	427,158,621	876,531,944	2,793	706,896	10,727,462	1,707,548	4,965,414	749,655,199	5,895,648	(1,182,282,621)	895,068,904
Gross (loss) income	(84,544,760)	(33,131,966)	(2,793)	805,074	(5,602,140)	(2,864)	(1,198,630)	11,358,079	17,507,976	(19,662,012)	(114,474,036)
Other (expenses) revenues, net	(7,957,202)	1,243,040	-	38	26,941	14,680	19,909	1,666,783	721,759	1,890,786	(2,373,266)
Distribution, transportation and sales expenses	-	35,292,527	1,448	-	3,009	4,416	62,071	428,613	254	(6,863,699)	28,928,639
Administrative expenses	18,454,281	40,529,587	47,670	8,553	104,794	152,404	519,351	1,967,581	61,609,813	(10,921,939)	112,472,095
Benefit from change in pension plan	(17,853,725)	(39,975,450)	-	-	-	-	-	-	(46,031,780)	-	(103,860,955)
Operating (loss) income	(93,102,518)	(67,735,590)	(51,911)	796,559	(5,683,002)	(145,004)	(1,760,143)	10,628,668	2,651,448	14,412	(154,387,081)
Financing income	25,852,078	2,789,535	-	43,690	37	3,503	7,728	1,147,870	110,816,691	(125,670,273)	14,990,859
Financing cost	(90,822,360)	(13,738,104)	2,110	(95,280)	(61,153)	-	-	(1,299,580)	(87,289,616)	125,530,390	(67,773,593)
Derivative financial instruments (cost) income, net	-	6,463	-	-	-	-	-	1,347,323	(22,803,663)	-	(21,449,877)
Foreign exchange loss, net	(132,165,427)	(7,364,486)	(7,509)	(92,046)	(11,090)	(3,600)	(2,802)	(49,190)	(15,069,424)	-	(154,765,574)
(Loss) profit sharing in associates and other	(473,082)	671,868	-	-	-	-	-	2,056,259	(749,900,890)	749,963,960	2,318,115
Taxes, duties and other	376,682,705	1,839,021	-	197,491	(2,069,848)	-	-	5,134,176	(50,283,298)	-	331,500,247
Net (loss) income	(667,394,014)	(87,209,335)	(57,310)	455,432	(3,685,360)	(145,101)	(1,755,217)	8,697,174	(711,312,156)	749,838,489	(712,567,398)
Total current assets	709,252,019	313,801,630	655,239	2,171,717	49,162,929	1,594,643	4,988,511	73,116,155	275,582,816	(1,163,125,162)	267,200,497
Permanent investments in associates and other	919,654	6,687,977	-	-	-	8,500	-	11,845,489	(242,233,405)	246,937,384	24,165,599
Wells, pipelines, properties, plant and equipment, net	966,144,619	246,463,069	-	22,647,454	58,078,603	7,405,969	18,480,684	3,045,704	22,217,529	-	1,344,483,631
Total assets	1,698,909,240	567,486,579	655,240	24,917,981	111,307,038	9,034,376	23,705,118	93,266,620	1,443,189,885	(2,196,817,877)	1,775,654,200
Total current liabilities	278,507,394	104,569,842	469,524	1,981,652	14,698,159	1,486,468	4,534,980	34,749,438	1,157,183,570	(1,154,773,306)	443,407,721
Long-term debt	1,252,239,594	16,707,005	-	12,031,849	4,850,905	-	-	3,607,840	1,285,676,066	(1,274,240,092)	1,300,873,167
Employee benefits	379,150,943	609,492,623	61,171	417,817	368,036	12,533	3,611	(59,581)	289,938,288	-	1,279,385,441
Total liabilities	1,985,557,185	735,280,560	530,696	14,431,318	19,917,100	1,499,001	4,538,591	41,420,792	2,747,910,113	(2,443,755,258)	3,107,330,098
Equity (deficit), net	(286,647,945)	(167,793,981)	124,544	10,486,663	91,389,938	7,535,375	19,166,527	51,845,828	(1,304,720,228)	246,937,381	(1,331,675,898)
Depreciation and amortization	144,567,149	20,916,796	-	612,741	337,364	158,505	442,504	84,493	831,698	-	167,951,250
Net periodic cost of employee benefits	23,608,485	21,392,600	(298)	-	(310)	-	-	(119,819)	17,668,484	-	62,549,142
Acquisition of wells, pipelines, properties, plant and equipment	184,786,051	68,935,841	-	-	1,544,224	320,762	1,882,108	677,314	6,711,511	-	264,857,811

As of / for the year ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps.-	Ps. 758,988,560	Ps.157,715,607	Ps. 28,293,812	Ps. 630,291,313	Ps. -	Ps. -	Ps. 1,575,289,292
Intersegment	1,134,519,972	78,453,236	84,198,317	15,181,899	433,732,307	65,377,209	(1,811,462,940)	-
Services income	-	4,016,699	2,038,629	779,978	777,160	4,743,987	(917,871)	11,438,582
Impairment of wells, pipelines, properties, plant and equipment	21,199,705	-	-	1,445,991	-	-	-	22,645,696
Cost of sales	336,376,922	916,867,969	238,920,142	46,215,742	1,059,616,060	3,730,490	(1,759,092,541)	842,634,784
Gross income (loss)	776,943,345	(75,409,474)	5,032,411	(3,406,044)	5,184,720	66,390,706	(53,288,270)	721,447,394
Other (expenses) revenues, net	(3,190,604)	39,332,749	376,111	(361,504)	643,043	1,011,199	(258,597)	37,552,397
Distribution, transportation and sales expenses	-	31,071,231	3,024,325	1,061,157	493,651	468	(3,468,166)	32,182,666
Administrative expenses	43,131,979	31,941,961	11,038,955	14,107,044	1,806,000	59,442,914	(50,131,739)	111,337,114
Operating income (loss)	730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	3,528,112	7,958,523	53,038	615,480,011
Financing income	14,784,998	258,069	2,653,747	142,115	1,157,820	87,371,829	(103,354,391)	3,014,187
Financing cost	(74,492,786)	(9,917,204)	(346,660)	(72,354)	(1,068,869)	(69,026,534)	103,365,347	(51,559,060)
Derivative financial instruments income (cost), net	-	-	8,116	-	4,652,123	(14,098,809)	-	(9,438,570)
Foreign exchange loss, net	(63,865,750)	(5,077,441)	(132,849)	(29,136)	(96,785)	(7,797,200)	-	(76,999,161)
Profit (loss) sharing in associates	203,285	-	284,080	-	(247,303)	(263,425,082)	263,219,388	34,368
Taxes, duties and other	760,627,534	-	(21,772,116)	-	3,839,908	3,379,438	-	746,074,764
Net (loss) income	(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	4,085,190	(262,396,711)	263,283,382	(265,542,989)
Depreciation and amortization	121,034,025	11,435,739	7,039,030	2,685,896	80,990	799,107	-	143,074,787
Net periodic cost of	37,582,742	38,198,504	9,338,059	11,512,589	177,003	24,914,431	-	121,723,328

employee benefits								
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,545,075	8,007,600	-	234,002,191

PEMEX's management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in these consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

The following tables present accounting conciliations between individual and consolidated information.

As of/for the year ended December 31, 2016		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:										
By segment	Ps.	616,380,615	771,597,427	184,434	6,263,093	71,130,845	4,775,775	17,217,131	800,979,076	59,255,534
Less unrealized intersegment sales		-	(847,432)	-	(4,211,227)	-	-	-	(331,446)	-
Total consolidated sales	Ps.	616,380,615	770,749,995	184,434	2,051,866	71,130,845	4,775,775	17,217,131	800,647,630	59,255,534
Operating income (loss):										
By segment	Ps.	503,679,153	(60,347,367)	(22,645)	1,271,202	(25,701,065)	(2,877,725)	(3,504,812)	19,526,997	(14,909,526)
Less unrealized intersegment sales		-	(847,432)	-	(4,211,227)	-	-	-	(331,446)	-
Less unrealized gain due to production cost valuation of inventory		(273,237)	3,572,498	-	3,815,371	-	905,910	(2,163)	(213,069)	-
Less capitalized refined products		(1,661,986)	(7,904,259)	-	-	-	-	-	-	-
Less amortization of capitalized interest		118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	640,702	6,899,211	357,455	5,544,830	-	-
Total consolidated operating income (loss)	Ps.	501,862,911	(65,526,560)	(22,645)	1,516,048	(18,801,854)	(1,614,360)	2,037,855	18,982,482	(14,909,526)
Net income (loss):										
By segment	Ps.	(44,069,001)	(61,639,067)	(381,214)	(387,250)	(16,917,356)	(7,820,835)	(3,780,706)	11,711,265	(194,251,297)
Less unrealized intersegment sales		-	(847,432)	-	(4,211,227)		-	-	(331,446)	-
Less unrealized gain due to production cost valuation of inventory		(273,237)	3,572,498	-	3,815,371	-	905,910	(2,163)	(213,069)	-
Less capitalized refined products		(1,661,986)	(7,904,259)	-	-	-	-	-	-	-
Less equity method elimination		6,590	(3,047,030)	346,514	-	-	4,897,988	334,653	-	-
Less amortization of capitalized interest		118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	640,702	6,899,211	357,455	5,544,830	-	-
Total consolidated net (loss) income	Ps.	(45,878,653)	(69,865,290)	(34,700)	(142,404)	(10,018,145)	(1,659,482)	2,096,614	11,166,750	(194,251,297)
Assets:	Ps.									
By segment		2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment sales		483,230	(4,158,101)	-	-	-	-	(5,304)	(332,529)	-
Less unrealized gain due to production cost valuation of inventory		(3,246,782)	(33,361,438)	-	-	-	-	-	(5,688,341)	-
Less capitalized refined products		(1,661,986)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(20,585,300)	-	-	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	-
Less equity method for unrealized profits		(742,055)	(7,293,447)	(36,718)	-	-	4,435,288	(4,308,877)	(8,960,344)	-
Less amortization of capitalized interest		118,981	-	-	-	-	-	-	(424,198)	
Total consolidated assets	Ps.	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145
Liabilities:										
By segment	Ps.	2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment sales		-	(4,419,930)	-	395,855	-	-	-	1,493,766	-
Total consolidated liabilities	Ps.	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

As of/for the year ended December 31, 2015	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:									
By segment	Ps. 690,642,133	Ps. 874,630,488	Ps. -	Ps. 1,511,970	Ps. 10,954,841	Ps. 1,704,684	Ps. 5,048,600	Ps. 761,213,475	Ps. 23,403,624
Less unrealized intersegment sales	-	(597,212)	-	-	-	-	(5,304)	(200,197)	-
Total consolidated sales	Ps. 690,642,133	Ps. 874,033,276	Ps. -	Ps. 1,511,970	Ps. 10,954,841	Ps. 1,704,684	Ps. 5,043,296	Ps. 761,013,278	Ps. 23,403,624
Operating income (loss):									
By segment	Ps. (89,473,302)	Ps. (88,819,558)	Ps. (51,911)	Ps. 700,748	Ps. (6,875,252)	Ps. (262,145)	Ps. (2,288,747)	Ps. 10,334,138	Ps. 2,651,448
Less unrealized intersegment sales	-	(597,212)	-	-	-	-	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory	(251,995)	21,681,180	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest	118,980	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	95,811	1,192,250	117,141	531,745	-	-
Total consolidated operating (loss) income	Ps. (93,102,518)	Ps. (67,735,590)	Ps. (51,911)	Ps. 796,559	Ps. (5,683,002)	Ps. (145,004)	Ps. (1,760,143)	Ps. 10,628,668	Ps. 2,651,448
Net income (loss):									
By segment	Ps. (663,719,119)	Ps. (107,164,261)	Ps. (57,310)	Ps. 359,621	Ps. (4,877,610)	Ps. (262,242)	Ps. (2,314,774)	Ps. 8,402,644	Ps. (711,312,156)
Less unrealized intersegment sales	-	(597,212)	-	-	-	-	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory	(251,995)	21,681,180	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	

Less equity method elimination	(45,679)	(1,129,042)	-	-	-	-	30,953	-	-
Less amortization of capitalized interest	118,980	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	95,811	1,192,250	117,141	531,745	-	-
Total consolidated net (loss) income	Ps. (667,394,014)	Ps. (87,209,335)	Ps. (57,310)	Ps. 455,432	Ps. (3,685,360)	Ps. (145,101)	Ps. (1,755,217)	Ps. 8,697,174	Ps. (711,312,156)
Assets:									
By segment	Ps. 1,722,396,075	Ps. 599,848,048	Ps. 655,240	Ps. 28,875,231	Ps. 247,480,983	Ps. 15,166,563	Ps. 45,951,979	Ps. 98,305,071	Ps. 1,443,189,885
Less unrealized intersegment sales	1,132	(3,502,902)	-	-	-	-	(5,304)	(293,536)	-
Less unrealized gain due to production cost valuation of inventory	(19,699,526)	(25,264,947)	-	-	-	-	2,163	(4,744,915)	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	
Less equity method for unrealized profits	(411,221)	(3,593,620)	-	-	-	-	(3,952,754)	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-
Less market value of fixed assets elimination	-	-	-	(3,957,250)	(136,173,945)	(6,132,187)	(18,290,966)	-	-
Total consolidated assets	Ps. 1,698,909,240	Ps. 567,486,579	Ps. 655,240	Ps. 24,917,981	Ps. 111,307,038	Ps. 9,034,376	Ps 23,705,118	Ps. 93,266,620	Ps. 1,443,189,885
Liabilities:									
By segment	Ps.1,985,557,185	Ps. 735,280,560	Ps. 530,696	Ps. 14,431,318	Ps. 19,917,100	Ps. 1,499,001	Ps. 4,538,591	Ps.39,895,655	Ps.2,747,910,113
Less unrealized intersegment sales	-	-	-	-	-	-	-	1,525,137	-
Total consolidated liabilities	Ps.1,985,557,185	Ps. 735,280,560	Ps. 530,696	Ps. 14,431,318	Ps. 19,917,100	Ps. 1,499,001	Ps. 4,538,591	Ps 41,420,792	Ps.2,747,910,113

For the year ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 1,134,519,972	Ps. 844,558,586	Ps. 243,972,757	Ps. 44,258,725	Ps. 1,064,903,042	Ps. 70,121,196
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Total consolidated sales	Ps. 1,134,519,972	Ps. 841,458,495	Ps. 243,952,553	Ps. 44,255,689	Ps. 1,064,800,780	Ps. 70,121,196
Operating income (loss):						
By segment	Ps. 730,817,884	Ps. (101,970,712)	Ps. (9,527,142)	Ps. (19,066,287)	Ps. 5,844,320	Ps. 7,958,523
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 730,620,762	Ps. (99,089,917)	Ps. (8,654,758)	Ps. (18,935,749)	Ps. 3,528,112	Ps. 7,958,523
Net income (loss):						
By segment	Ps. (153,150,787)	Ps. (116,707,288)	Ps. 16,255,028	Ps. (19,129,147)	Ps. 6,401,398	Ps. (262,297,846)
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method for unrealized profits	(29,116)	-	(1,543,620)	103,485	-	(98,865)
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated net (loss) income	Ps. (153,377,025)	Ps. (113,826,493)	Ps. 15,583,792	Ps. (18,895,124)	Ps. 4,085,190	Ps. (262,396,711)

Supplemental geographic information:

	For the years ended December 31,		
	2016	2015	2014
Domestic sales	Ps. 670,000,473	Ps. 746,235,912	Ps. 944,997,979
Export sales:			

United States	221,954,461	266,826,499	481,364,906
Canada, Central and South America	14,058,897	11,027,813	17,575,078
Europe	64,348,997	58,707,787	54,214,041
Other	94,755,762	70,652,346	77,137,288
Total export sales	395,118,117	407,214,445	630,291,313
Services income	14,427,081	12,912,112	11,438,582
Total sales	Ps. 1,079,545,671	Ps. 1,166,362,469	Ps. 1,586,727,874

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	For the years ended December 31,		
	2016	2015	2014
Domestic sales			
Refined petroleum products and derivatives (primarily gasolines)	Ps. 578,718,674	Ps. 660,573,780	Ps. 830,545,046
Gas	59,648,576	54,497,824	77,813,359
Petrochemical products	31,633,223	31,164,308	36,639,574
Total domestic sales	Ps. 670,000,473	Ps. 746,235,912	Ps. 944,997,979
Export sales			
Crude oil	Ps. 288,625,794	Ps. 288,170,451	Ps. 475,056,981
Refined petroleum products and derivatives (primarily gasolines)	92,705,248	118,129,615	153,436,847
Gas	20,995	27,283	64,397
Petrochemical products	13,766,080	887,096	1,733,088
Total export sales	Ps. 395,118,117	Ps. 407,214,445	Ps. 630,291,313

Disclosure of events after reporting period [text block]

NOTE 27. SUBSEQUENT EVENTS

During the period from January 1 to April 27, 2017, PEMEX participated in the following financing activities:

Notes program, Series C, € 4,250,000 in the international capital markets through three benchmark bonds at 4.5, 7 and 11 years:

i. € 1,750,000 of its 2.50% Notes due in August 2021, bearing interest rate at 2.51%;
ii. € 1,250,000 of its 3.75% Notes due in February 2024, bearing interest rate at 3.84%; and
iii. € 1,250,000 of its 4.875% Notes due in February 2028, bearing interest rate at 4.98%.

All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services

Between January 1 to April 27, 2017, PMI HBV obtained and repaid U.S. $2,201,659 in financing from its revolving credit lines.

As of December 31, 2016, PEMEX has valued and recorded 22,221,893 Repsol shares acquired through PMI HBV, of which 1,497,562 are presented as available for sale current financial assets and 20,724,331 as available for sale non-current financial assets. As of April 20, 2017, PEMEX has valued and recorded the 22,221,893 Repsol shares. The market value of Repsol shares has increased approximately 8.49%, from € 13.42 per share as of December 31, 2016 to € 14.56 per share as of April 27, 2017.

As of April 27, 2017, the Mexican peso-U.S. dollar exchange rate was Ps. 18.9225 per U.S. dollar, which represents a 8.43% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2016, which was Ps. 20.6640 per U.S. dollar.

As of April 27, 2017, the weighted average price of the crude oil exported by PEMEX was U.S. $42.25 per barrel. This represents a price decrease of approximately 8.75% as compared to the average price as of December 31, 2016, which was U.S. $46.30 per barrel.

On March 8, 2017, PEMEX obtained U.S.$ 693,000 to settle the claim of the fire at the Abkatun Permanente Platform occurred last April 2015, as a result of negotiations and other actions taken by Kot Insurance Company AG in the international reinsurance markets.

In connection with the arbitration proceeding filed by COMMISA in December 2004 before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production (13613/CCO/JRF), prior authorization from the Director General of Pemex Exploration and Production and the Delegate of the Liabilities Unit in that Subsidiary Entity, exhausting the authorization and feasibility procedure established in the applicable regulations, on April 6, 2017, Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S.$ 435,000 plus the applicable value added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York. The remaining U.S.$.30,800 in this account will be refunded to Pemex Exploration and Production, once the corresponding value added tax is paid to COMMISA according to the criteria determined by the Tax Management Service.

As of the date of these consolidated annual financial statements, the activities needed for the due compliance of the settlement agreement are being implemented in order to resolve all disputes arising from the construction agreement PEP-0-129/97, including this arbitration proceeding and other related proceedings. (See Note 25).

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the Mexican crude oil basket price below the price established in the Federal Revenue Law. Through this hedge, PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133.5 million. This hedging strategy provides PEMEX with full protection when the monthly average price of the Mexican crude oil basket price is between U.S. $42 and U.S. $37 per barrel, which is the price range with a higher probability among adverse scenarios, and partial protection when the price is below U.S. $37 per barrel.

Disclosure of income tax [text block]

NOTE 20.INCOME TAXES AND FEDERAL DUTIES

The Hydrocarbons Revenue law and the Federal Revenue Law were published in the Official Gazette of the Federation on August 11, 2014 and November 13, 2014, respectively, and came into effect, in each case, on January 1, 2015. The *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Revenue Law) and the Federal Revenue Law for fiscal year 2015 comprise the fiscal regime applicable to PEMEX for fiscal year 2015. The new fiscal regime applicable to Petróleos Mexicanos applicable to the assignments and the contracts were established on such date.

Tax regime applicable to Assignments

The fiscal regime applicable to the exploration and production for the assignments granted to PEMEX by the Mexican Government contemplates the following taxes and duties:

a. ***Derecho por la Utilidad Compartida "DUC" (Profit-sharing Duty).***

As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.

As of January 1, 2016 and 2015, the applicable rate of this duty was 68.75% and 70% respectively. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties. Pursuant to the Hydrocarbons Revenue Law, this duty decreases on an annual basis. As of January 1, 2019, this duty will be set at 65%.

During 2016, this duty totaled Ps. 304,299,019 from annual payments presented on April 3, 2017 paid as follows: Ps. 301,050,325, in monthly installment payments and a payable balance amounting to Ps. 3,248,694.

During 2015 this duty totaled Ps. 375,990,409, paid as follows: Ps. 266,136,000 in monthly advance payments, Ps. 85,234,004 in monthly installment payments and a payable balance amounting to Ps. 24,620,405 as of December 31, 2015.

The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a defered DUC.

The principal factors generating the deferred DUC are the following:

	2016	2015
Deferred DUC asset:		
Provisions	Ps. 570,544,863	Ps. 34,632,301
Total deferred DUC asset	570,544,863	34,632,301
Deferred Profit-sharing duty liability:		
Wells, pipelines, properties, plant and equipment	(473,406,721)	(29,231,976)
Deferred DUC liability	(473,406,721)	(29,231,976)
Deferret asset net	97,138,142	5,400,325
Valuation reserve(1)	(69,486,571)	(5,400,325)
Net, deferred DUC asset	Ps. 27,651,571	Ps. -

(1) PEMEX added to its valuation reserve since it estimates that some allowed deductions will not materialize in future years.

The expected benefit for DUC is different from that which would result from applying the 65% rate to the tax base, as a result of the items mentioned below:

	2016	2015
Expected expense:	Ps. 159,897,683	Ps. 200,925,491
Increase (decrease) resulting from:		
Non-cumulative profit	(423,761,673)	483,449,494
Non-deductible expenses	263,863,990	(684,374,984)
Production value	441,655,000	483,916,169
Deductible duties	(29,918,201)	(34,200,348)
Deductions cap	(107,437,780)	(73,033,117)
DUC-Profit-sharing duty expense	Ps. 304,299,019	Ps.376,682,705

On April 18, 2016, a decree granting a fiscal benefit to Pemex Exploration and Production (assignee) was published in the Official Gazette of the Federation and increases the limit on the amount Pemex Exploration and Production can deduct for costs, expenses and investments in the calculation of its DUC, for terrestrial areas or in maritime areas with water depths lower than 500 meters. The benefit was granted to further the Mexican Government's strategic hydrocarbon exploration and extraction activities through assignments, in light of historically low international hydrocarbons prices in late 2015 and early 2016 combined with a historically low oil production platform in Mexico, thereby, together with other actions avoiding that the worldwide economic conditions had affected the national economy. The benefit obtained was Ps. 40,213,913. Additionally, the Mexican Government granted PEMEX a fiscal support on November 16, by Ps. 28,439,379. This benefit consisted in a tax credit against the DUC as a measure to mitigate the impact generated in the financial environment of the Mexican hydrocarbons exploration and extraction companies (assignees), as international energy prices continued to be depressed, generating effects on the economies of several countries, including Mexico.

b. *Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty).*

This duty is to be calculated based on a rate based on a formula applicable to each type of hydrocarbon, the volume of production and utilizing the relevant market price for hydrocarbons in U.S. Dollars.

During 2016 Pemex Exploration and Production made payments of Ps.43,517,383.

c. ***Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).***

The Mexican Government is entitled to collect a monthly payment of Ps. 1,175.42 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,810.78 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

During 2016, Pemex Exploration and Production made payments under this duty, totaling Ps. 962,740.

d. ***Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).***

The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is 1,533.15 pesos per square kilometer. During the extraction phase, the monthly tax from the start of the extraction phase and until the assignment ends is 6,132.60 pesos per square kilometer. During 2016 payments for this tax amounted Ps. 3,944,738.

Tax Regime applicable to contracts:

As of January 1, 2015, the tax regime applicable to Pemex Exploration and Production for contracts is set forth in the Hydrocarbons Revenue law which regulates, among other things, the fiscal terms applicable to the exploration and extraction contracts (license, profit sharing contracts, production sharing and services) and sets duties and other taxes paid to the Mexican Government.

The Hydrocarbons Revenue Law also establishes the following duties applicable to PEMEX in connection with assignments granted to it by the Mexican Government:

-Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee)

During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,175.42 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 2,810.78 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index. PEMEX did not trigger this fee in 2016.

-Regalías (Royalties)

Royalty payments to the Mexican Government are determined based on the "contractual value" of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licensing contracts, production-sharing contracts and profit-sharing contracts. PEMEX did not trigger this royalty payment in 2016.

-Pago del Valor Contractual (Contractual Value Payment)

Licensing contracts require a payment to the Mexican Governement calculated as a percentage of the "contractual value" of the hydrocarbons produced, as determined by the SHCP on a contract-by-contract basis. PEMEX did not trigger this contractual value payment in 2016.

-Porcentaje a la Utilidad Operativa (Operating Profit Payment)

Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment shall be made in-kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment shall be made in cash. PEMEX did not trigger this type of payment in 2016.

-Bono a la Firma (Signing Bonus)

Upon execution of a licensing contract, a signing bonus is to be paid to the Mexican Government in an amount specified by the SHCP in the relevant bidding terms and conditions or in the contracts resulting from a migration. PEMEX did not trigger this signing bonus in 2016.

-Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax)

Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of 1,533.15 pesos per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of 6,132.6 pesos per square kilometer is payable from the starting date until the relevant contract for exploration and extraction is terminated.

Other applicable taxes

Beginning with the creation of the Subsidiary Entities during 2015, they became subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).

2016 indirect taxes are below mentioned:

a. IEPS Tax

IEPS Tax on the sale of automotive fuels: This is a tax imposed on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2016 were: 4.16 pesos per liter of Magna gasoline; 3.52 pesos per liter of Premium gasoline and 4.58 pesos per liter of diesel. This fee is updated annually according to inflation and adjusted monthly by the tax authorities.

IEPS Tax to benefit Mexican states and municipalities: This tax is a quota on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2016 were 36.68 cents per liter of Magna gasoline, 44.75 cents per liter of premium gasoline and 30.44 cents per liter of diesel. This rate is updated annually with inflation. The

funds raised by this quota are allocated to the states and municipalities as provided in the Tax Coordination Law.

IEPS Tax on Fossil Fuels: This tax is a quota on the internal sales of fossil fuels, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2016 were 6.29 cents per liter for propane, 8.15 cents per liter for butane, 11.05 cents per liter for jet and other fuel, 13.20 cents per liter for turbosine and other kerosene, 13.40 cents per liter for diesel, 14.31 cents per liter for fuel oil and Ps. 16.60 per ton for petroleum coke. This share increases annually according to inflation.

b. *Value Added Tax*

For VAT purposes, final monthly payments are determined based on PEMEX's cash flow, in accordance with the provisions of the Value Added Tax Law, applicable to payers of this tax.

The VAT is caused by the sales of goods, rendering of services, granting of the temporary use of goods in the national territory and by the importation of goods and services to the national territory. VAT taxpayers transfer VAT to their customers and are entitled to credit the VAT paid to their suppliers and on their imports. The net balance between VAT transferred to customers and paid to suppliers and on imports results each month in the VAT to be paid to the tax authorities or in an amount in favor of the taxpayer. The taxpayer has the right to credit VAT in favor against VAT payable in future months, to request a refund or to offset it against other payable federal taxes.

Taxes on Income are described below:

c. *Income Tax*

As of January 1, 2015, Petróleos Mexicanos,Subsidiary Entities and the subsidiary companies residing in Mexico for tax purposes are subject to the Income Tax Law.

This tax is calculated by applying a rate of 30% to the tax result. Tax result is the excess of total revenues over the allowed deductions and tax losses from previous years.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

For the years ended December 31, 2016, 2015 and 2014, Petroleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2016	2015	2014
Current income tax	Ps.6,201,842	Ps. 7,426,892	Ps.4,673,476
Deferred income tax	(18,842,211)	(53,014,159)	(775,506)
Total [1]	Ps.(12,640,369)	Ps.(45,587,267)	Ps.3,897,970

[1]As a result of the repeal of the IRP, Petróleos Mexicanos recognized these amounts in the statement of comprehensive income for the year ended December 31, 2014.

The principal factors generating the deferred income tax are the following:

	December 31,			
	2016		2015	
Deferred income tax asset:				
Provisions	Ps.	5,906,581	Ps.	25,414,822
Employee benefits provision		125,973,332		247,834,882
Advance payments from clients		1,046,010		1,015,357
Accrued liabilities		2,269,561		1,514
Non-recoverable accounts receivable		778,179		104,346
Derivative financial instruments		223,518		22,506
Wells, pipelines, properties and equipment		458,273,897		446,970,333
Tax loss carryforwards[1]		43,327,737		14,894,231
Total deferred income tax asset		637,798,815		736,257,991
Valuation reserve [2]		(565,125,697)		(681,357,607)
Net deferred income tax asset		72,673,118		54,900,384
Deferred income tax liability:				
Wells, pipelines, properties plant and equipment		(3,632,294)		(1,909,529)
Other		(502,242)		(274,305)
Total deferred income tax liability		(4,134,536)		(2,183,834)
Net long-term deferred income tax liability	Ps.	68,538,582	Ps.	52,716,550

[1]Tax loss carryforwards expires in 2026.

[2]Due to PEMEX's estimate that not enough taxable income will be generated in future periods, a valuation reserve was recognized to account for the deferred income tax asset.

Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,				
	2016		2015		2014
Expected income tax expense	Ps.	(14,901,324)	Ps.	(3,089,241)	Ps.272,457
Increase (decrease) resulting from:					
Tax effect of inflation-net		8,098,213		(1,618,327)	4,020,358
Difference between accounting and tax depreciation		(1,765,183)		(107,231)	1,116,630
Non-deductible expenses		1,558,120		(1,921,515)	2,437,778
Others-net [1]		(5,630,195)		(38,850,953)	(3,949,253)

Income tax expense	Ps. (12,640,369)	Ps. (45,587,267)	Ps.3,897,970

(1)As of December 31, 2016, the deferred tax effect of gains and losses from Petróleos Mexicanos and PMI CIM's performance are presented in (loss) profit comprehensive income in the amounts of Ps. (1,914,534) and Ps. (109,879), respectively. As of December 31, 2015 and 2014, the deferred tax effect of PMI CIM's performance was Ps. (124,285) and Ps. (51,720), respectively.

d. *Impuestos a los Rendimientos Petroletos (IRP)*

Until December 31, 2014, the *Impuesto a los Rendimientos Petroleros* (Hydrocarbons Income Tax or "IRP") was applicable to Petróleos Mexicanos and its Subsidiary Entities other than Pemex-Exploration and Production, and was calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, in accordance with the IRP Federal Income Tax Law.

For the years ended on December 31, 2014, PEMEX generated an IRP was as follows:

	2014
Current IRP	Ps. 5,086,841
Deferred IRP (1)	(23,822,142)
Total IRP	Ps. (18,735,301)

(1)As a result of the repeal of the IRP in 2015, Petróleos Mexicanos and its Productive Subsidiary and Companies wrote down in 2015 the Ps. 23,822,142 effect of the deferred IRP for 2014 and recognized deferred income taxes for Ps. 124,002 in the related statement of comprehensive income for the year ended December 31, 2014.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from that which would result from applying the 30% rate to profit, as can be seen below:

	December 31, 2014
Expected IRP expense (benefit)	Ps.(5,065,075)
Increase (decrease) resulting from:	
Tax effect of inflation-net	4,182,641
Deferred tax write down	(23,822,142)
Difference between accounting and tax depreciation	1,116,630
Non-taxable loss from Equity Participation	(3,129,801)
Non-deductible expenses	5,367,726
Other-net	2,614,720
IRP expense	Ps.(18,735,301)

Disclosure of intangible assets [text block]

NOTE 13. INTANGIBLE ASSETS

At December 31, 2016 and 2015, intangible assets are wells unassigned to a reserve, which amounted Ps. 8,639,242 and Ps. 14,304,961, respectively as follows:

	2016	2015
Wells unassigned to a reserve:		
Balance at the beginning of period	Ps. 14,304,961	Ps. 14,970,904
Additions to construction in progress	20,526,300	28,725,376
Transfers against expenses	(9,798,246)	(13,081,780)
Transfers against fixed assets	(16,393,773)	(16,309,539)
Balance at the end of period	Ps. 8,639,242	Ps. 14,304,961

In addition, as of December 31, 2016 and 2015, PEMEX recognized expenses related to unsuccessful wells of Ps. 19,307,838 and Ps. 10,131,739, respectively, directly in its statement of comprehensive income.

Disclosure of inventories [text block]

NOTE 8.INVENTORIES, NET

As of December 31, 2016 and 2015, inventories were as follows:

	2016	2015
Refined and petrochemicals products	Ps. 21,534,846	Ps.23,673,427
Crude oil	11,391,310	11,461,185
Products in transit	7,735,163	3,262,252
Materials and products in stock	4,721,834	5,145,874
Materials in transit	419,547	120,750
Gas and condensate products	89,360	107,440
	Ps.45,892,060	Ps.43,770,928

Disclosure of issued capital [text block]

NOTE 21.EQUITY (DEFICIT), NET

a.Certificates of Contribution “A”

On January 19, 2015, the Mexican Government made an equity contribution of Ps. 10,000,000 to Petróleos Mexicanos in accordance with the *Ley Federal del Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability).

On December 24, 2015, the Mexican Government, through the SHCP, issued a non-negotiable promissory note of Ps. 50,000,000 due December 31, 2050 for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities (see Note 14).

On April 21, 2016, the Mexican Government made an equity contribution to Petróleos Mexicanos in the amount of Ps. 26,500,000 following the guidelines established in the Federal Budget and Fiscal Responsibility. This contribution was recognized as an increase in Certificates of Contribution “A.”

On August 3, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for the Ps. 50,000,000 non-negotiable promissory note issued to Petróleos Mexicanos on December 24, 2015, which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the discount value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes.

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

PEMEX’s permanent equity is as follows:

		Amount
Certificates of Contribution “A” as of December 31, 2014	Ps.	134,604,835
Increase in Certificates of Contribution “A” during 2015		60,000,000
Certificates of Contribution “A” as of December 31, 2015		194,604,835
Increase in Certificates of Contribution “A” during 2016		161,939,612
Certificates of Contribution “A” as of December 31, 2016	Ps.	356,544,447

b.Mexican Government contributions

As of December 31, 2016 and 2015 there were not operations in Mexican Government contibutions.

c.Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of December 31, 2016 and 2015, there were no changes to the legal reserve.

d.Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the *Ley de Concursos Mercantiles* (Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity (see Note 2-a). The Mexican Government has focused its recent efforts on consolidating PEMEX's institutional strategy, including the approval of amendments to the Mexican Constitution published as the Energy Reform Decree on December 20, 2013, which permit it greater autonomy in decision-making and enhanced operational viability (see Note 1).

e.Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Private Bank & Trust Cayman Limited; the option was not excercised and was terminated on July 20, 2015. On July 1, 2015, PEMEX also entered into a new option agreement with SML Trustees Limited to acquire 100% of the shares of Pemex Finance, Ltd, which allows PEMEX to have control over Pemex Finance Ltd. because of the potential voting rights. As of the date of these consolidated financial statements the option agreement has not been exercised. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit), net as "non-controlling interest," and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM, HJ BARRERAS and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as "non-controlling interest."

As of December 31, 2016 and 2015, non-controlling interest represented gains of Ps. 976,705 and Ps. 253,278, respectively, in PEMEX's equity (deficit).

Disclosure of non-current assets or disposal groups classified as held for sale [text block]

NOTE 9.HELD–FOR–SALE NON-FINANCIAL ASSETS

a.Petróleos Mexicanos and the *Centro Nacional de Control de Gas Natural* (National Center of Natural Gas Control, or CENAGAS) signed a framework agreement on October 29, 2015 for the transfer to CENAGAS of assets associated with the *Sistema Nacional de Gasoductos* (National Gas Pipeline System) valued at approximately Ps. 33,213,762 as of December 31, 2015. As a result of further review of the assets, during 2016 this value was increased to Ps.35,333,411. As of December 31, 2016, CENAGAS and Pemex Logistics have jointly agreed (pursuant to terms set by the *Comisión Reguladora de Energía* (Energy Regulatory Commission) on the valuation of these assets, leading to a final value of the transferred assets of Ps. 7,450,931, plus Value Added Tax ("VAT"), which triggered a loss of Ps. 27,882,480. On December 30, 2016, Pemex Logistics received Ps. 560,665 as a first payment and the outstanding adjustment amount was recorded as a long-term account receivable.

The remaining amount to be paid by CENAGAS, Ps. 8,027,628 (including VAT), will be received in the form of a consideration payment which will take into account depreciation inflation accumulated in each payment

period and a rate of cost of capital determined by the Energy Regulatory Commission. These factors are subject to a determination of variables over the time (see Note 14-a).

b. Additionally, pursuant to Round Zero, PEMEX was provisionally assigned titles to escrow. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy.

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, and, on December 31, 2016, these fixed assets were reclassified as held-for-sale non-financial assets at book value of Ps. 7,460,674, as follows:

	Fields		As of December 31, 2016
22	Not-requested but temporarily assigned fields	Ps.	2,736,358
3	Not-requested and unassigned fields		71,974
			2,808,332
317	Fields permanently unassigned		4,652,342
	Total	Ps.	7,460,674

Disclosure of other non-current assets [text block]

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a. Long-term notes receivable

As of December 31, 2016 and 2015, the balance of long-term notes receivable was as follows:

		2016		2015
Promissory notes issued by the Mexican Government	Ps.	140,578,871	Ps.	50,000,000
Other long-term notes receivable [1]		8,028,731		-
Total long-term notes receivable	Ps.	148,607,602	Ps.	50,000,000

[1] Primarily CENAGAS, see Note 9-a.

Promissory notes issued by the Mexican Government

	2016	2015
Total promissory notes	Ps. 142,124,620	Ps.50,000,000
Less: current portion of notes receivable [(2)]	1,545,749	-
Long-term promissory notes	Ps. 140,578,871	Ps.50,000,000

[(2)]The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the *Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias* (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX's pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert's review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government's assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities' pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or "BONDES D"). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184, 230,586 discount value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promisorry notes.(see Note 21).

As of December 31, 2016, these promissory notes at discount valued amounted to Ps. 142,124,620. PEMEX intends is to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2017 to 2042 and annual rates ranging from 4.35% to 7.04% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount (discount value)
1	2017	4.35%	Ps. 1,545,749
1	2018	4.65%	2,408,634
1	2019	5.14%	3,402,849
1	2020	5.39%	4,192,132
1	2021	5.57%	4,957,840
5	2022 to 2026	4.74% a 6.11%	30,986,252

5	2027 to 2031	6.32% a 6.77%	33,280,216
5	2032 to 2036	6.81% a 7.00%	31,370,504
6	2037 to 2042	6.94% a 7.04%	29,980,444
	Total promissory notes		Ps.142,124,620
	Less: current portion		1,545,749
	Long-term notes receivable		Ps.140,578,871

From August 2016 to December 2016, PEMEX received Ps. 3,597,654 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

The promissory notes have fixed yield rates. Accordingly they are not exposed to market risk. In addition, PEMEX believes the promissory notes do not have a non-compliance risk because they are issued by the Mexican Government in Mexican pesos.

b. Other assets

At December 31, 2016 and 2015, the balance of other assets was as follows:

	2016	2015
Payments in advance	Ps. 2,558,767	Ps. 1,980,260
Other	6,953,878	5,427,400
Total other assets	Ps. 9,512,645	Ps. 7,407,660

Disclosure of other operating income (expense) [text block]

NOTE 22.OTHER REVENUES AND EXPENSES-NET

Other revenues and expenses—net for each of the years ended December 31, 2016, 2015 and 2014, was as follows:

	2016	2015	2014
Revenues:			
Fiscal support (Profit-sharing duty) (see Note 20 a.)	Ps. 28,439,379	Ps. -	Ps. -
Price of sale share (see Note 11-iv)	22,684,736	-	-
Assets value transferred to CENAGAS (see Note 9-a)	7,450,931	-	-
Other income for services	4,266,854	3,953,888	1,607,273
Gain on sale of fixed assets	2,687,652		
Provisions	1,240,222	3,657,465	969,850
Other	12,988,579	3,335,489	4,364,756
Negative IEPS	-	2,519,126	43,108,707
Claims recovery	3,695,217	1,975,281	780,509
Bidding terms, sanctions, penalties and other	3,223,437	1,262,458	3,031,159
Franchise fees	1,059,333	1,148,528	1,055,753

Total other revenues	87,736,340	17,852,235	54,918,007
Expenses:			
Loss in the Assets value transferred to CENAGAS (see Note 9-a)	**(35,333,411)**	-	-
Transportation and distribution of natural gas	**(8,830,967)**	(369,317)	-
Loss in the sale of associates (see Note 11-iv)	**(7,473,698)**	-	-
Claims	**(4,757,116)**	(12,527,548)	(5,885,828)
Impairment of goodwill	**(4,007,018)**	-	-
Disposal of assets	**(2,140,943)**	(3,364,063)	(1,778,641)
Services provided	**(2,656,571)**	(3,237,984)	(2,281,174)
Other	**(779,496)**	(552,955)	(3,054,848)
Other provisions	**(2,801,540)**	(173,634)	(4,365,119)
Total other expenses	**(68,780,760)**	(20,225,501)	(17,365,610)
Other revenues and expenses-net	Ps. 18,955,580	Ps. (2,373,266)	Ps. 37,552,397

Disclosure of property, plant and equipment [text block]

NOTE 12.WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment														
Balances as of January 1, 2015	Ps.	758,965,433	46,129,352	571,099,029	1,191,385,012	64,403,269	337,246,010	54,819,706	24,002,014	195,817,249	42,813,007	10,825,706	583,753	3,298,089,540
Acquisitions	Ps.	21,066,695	6,117,156	5,331,416	49,027,740	2,624,138	6,874,162	1,531,683	236,284	155,841,872	12,077,308	114,062	4,015,295	264,857,811
Reclassifications	Ps.	1,871,739	(313,503)	2,816,080	-	937,482	774	(607,369)	387,331	1,809,152	23,804	(6,448,543)	(3,275,979)	(2,799,032)
Capitalization	Ps.	33,362,415	-	17,144,630	76,065,532	1,301,395	13,670,992	35,933	590,435	(141,792,676)	209,655	-	(588,311)	-
Impairment	Ps.	(97,981,310)	-	(34,543,415)	(249,962,633)	-	(95,457,330)	-	-	-	-	-	-	(477,944,688)
Disposals	Ps.	(68,872,958)	(30,252,662)	(141,868,232)	-	(2,981,818)	(2,006,512)	(2,813,759)	(9,886,969)	-	(11,775,972)	(4,491,225)	(103,880)	(275,053,987)
Balances as of December 31, 2015	Ps.	648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	-	630,878	2,807,149,644
Acquisitions	Ps.	20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	-	155,735,343
Reclassifications	Ps.	150,817	-	(1,268,887)	8,649,686	(6,610,184)	-	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Capitalization	Ps	15,943,630	-	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	-	-	-	-
Impairment	Ps	81,135,967	-	31,967,407	198,974,994	-	35,640,491	438,979	8,743	(16,852,238)	-	-	-	331,314,343
Disposals	Ps.	(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)
Balances as of December 31, 2016	Ps	758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	-	491,506	3,268,797,613
Accumulated depreciation and amortization														
Balances as of January 1, 2015	Ps.	(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
Depreciation and amortization	Ps.	(41,107,609)	(3,041,899)	(16,777,673)	(84,823,893)	(1,608,620)	(15,986,093)	(3,533,648)	(1,071,815)	-	-	-	-	(167,951,250)
Reclassifications	Ps.	(1,148,744)	283,636	(310,859)	-	(113,573)	-	1,259,561	(402,648)	-	-	3,231,659	-	2,799,032
Disposals	Ps	60,264,739	29,951,896	110,415,176	98,636	1,154,416	-	2,812,054	8,391,094	-	-	4,113,596	-	217,201,607
Balances as of December 31, 2015	Ps.	(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	-	-	-	-	(1,462,666,013)
Depreciation and amortization	Ps.	(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	-	-	-	-	(150,439,491)
Reclassifications	Ps.	(10,521)	-	(166,632)	(3,077)	(108,718)	-	166,914	454,492	-	-	-	-	332,458
Disposals	Ps.	5,826,891	-	2,286,691	-	492,557	-	2,560,988	550,554	-	-	-	-	11,717,681

Balances as of December 31, 2016	Ps.	(360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	-	-	-	-	(1,601,055,365)
Wells, pipelines, properties, plant and equipment—net as of December 31,2015	Ps.	327,128,108	21,102,328	280,648,101	286,072,012	28,572,379	119,419,136	16,452,715	9,434,575	211,675,597	43,347,802	-	630,878	1,344,483,631
Wells, pipelines, properties, plant and equipment—net as of December 31,2016	Ps.	398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	-	491,506	1,667,742,248
Depreciation rates		3 a 5%	5%	2 a 7%	-	3 a 7%	4%	3 a 10%	4 a 20%	-	-	-	-	-
Estimated useful lives		20 a 35	20	15 a 45	-	33 a 35	25	3 a 10	5 a 25	-	-	-	-	-

a. As of December 31, 2016, 2015 and 2014, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,667,752, Ps. 5,258,854 and Ps. 3,997,121, respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2016, 2015 and 2014, recognized in operating costs and expenses, was Ps. 150,439,491, 167,951,250 and Ps. 143,074,787, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2016, 2015 and 2014 of Ps. 1,698,312, Ps.1,401,870, and Ps. 2,011,027, respectively.

c. As of December 31, 2016 and 2015, provisions relating to future plugging of wells costs amounted to Ps. 64,967,710 and Ps. 56,894,695, respectively, and are presented in the "Provisions for plugging of wells" (see Note 18).

d. As of December 31, 2016 PEMEX recognized a net reversal of impairment of Ps. (331,314,343) and a net impairment of Ps.477,944,688 as of December 31, 2015. These amounts are explained as follows:

i. As of December 31, 2016, PEMEX recognized a net reversal of impairment in the amount of Ps. (331,314,343) arising from (1) a reversal of Ps. (350,686,687) mainly due to the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs; the appreciation of the U.S. dollar against the Mexican peso, the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets as well as an improvement in the forecasts of prices in refineries and the decrease in the discount rate; and (2) an impairment of fixed assets of Ps. 19,372,344, mainly due to the fact that cash flows were not sufficient to cover the recovery value of an exploration and production project as a result of the increase in investments in this strategic gas project and the decrease in the production in a petrochemical center. Net reversal of impairment as well as the impairment for the years ended December 31, 2016 and 2015 are presented in a separate line item in the consolidated statement of comprehensive income.

Cash Generating Unit of Pemex Exploration and Production

Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. (271,709,432) as of December 31, 2016, arising from (1) a reversal of Ps. (288,581,670) mainly due to the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Aceite Terciario del Golfo, Crudo Ligero Marino, Burgos, Cantarell and Antonio J. Bermudez crude oil projects, (ii) the appreciation of the U.S. dollar against the Mexican peso by 20.1%, from a peso-U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, (iii) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the amendment to the *Lineamientos que regulan el*

procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados (Guidelines regulating the quantification and certification procedures of the nation's reserves and the related contingent resources report), (iv) by the authorization that the assignments to safeguard for two years be considered in an undetermined time until they are bidded and assigned to a contract and (v) the decrease in the discount rate; (2) an impairment of fixed assets of Ps. 16,872,238, mainly due to the fact that cash flows were not sufficient to cover the recovery value of the Lakach project as a result of the increase in investments in this strategic gas project.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	60.24 U.S. dollars/bl
Average gas price	4.69 U.S. dollars/mpc
Average condensates price	40.22 U.S. dollars/bl
Discount rate	14.36% annually

The total forecast production, calculated with a horizon of 25 years is 7,092 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units which conform Industrial Transformation

As of December 31, 2016, Industrial Transformation recognized a net reversal of impairment of Ps. (52,498,881) mainly due to (1) a reversal of Ps. (54,998,987) corresponding to Madero and Minatitlán refineries due to higher prices than were forecasted in 2015 during the market decline, the reduction of the discount rate in the National Refinery System from 13.72% to 12.06%, and the appreciation of the U.S. dollar against the Mexican peso by 20.1%, from a peso-U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016; (2) the cash generating units of the Arenque gas processor complex also recognized a reversal of impairment of Ps. (268,161) due to the improvement in prices of generated products and the appreciation of the U.S. dollar against the Mexican peso, improved efficiency in operating expenses and (3) three cash generating units presented impairment, including Ps. 65,105 in the gas Matapionche Processor Center, Ps. 2,590,870 in the Cangrejera Petrochemical Center and Ps. 112,292 for the Independencia Petrochemical Center, due to a decrease in the methanol price produced in these petrochemical centers.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party.

Each processing center of Industrial Transformation represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flows determination is made based on PEMEX's business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

Cash generating unit of refining

To determine the value in use of long-lived assets associated with refineries of the National Refinery System, the net present value of reserves were determined based on the following assumptions:

Average crude oil price	52.30 U.S. dollars per processed barrel (2016-2029)
Processed volume	1,100 mbd (2016-2033 average)
Rate of U.S. dollar	$20.6640 mxp/usd
Useful lives of the cash generating units	Average of 14 years
Discount rate	12.06% annually

The recoverable amount of the assets is value in use. To determine of cash flows the volume of volumes product produced and sold are taken into consideration. As of December 31, 2016, the value in use for the Minatitlán and Madero Refineries was Ps. 79,113,512. As of December 31, 2016, the projection of cash flows was based on a period of 14 years for each refinery.

Cash generating unit of gas

To determine the value in use of long-lived assets associated with gas processing centers, the net present value of reserves is determined based on the following assumptions:

Processed volume	Variable because the load inputs are diverse
Rate of U.S. dollar	$20.6640 mxp/usd
Useful lives of the cash generating units	Average of 10 years
Discount rate	10.72% annually

The recoverable amount of assets based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of December 31, 2016, the value in use amounted to Ps.572,909 in the Matapionche gas processing center. Until December 31, 2016, the projection of cash flows was calculated based on a period of 10 years according to the useful life of each gas processing center.

Cash generating unit of petrochemicals

To determine the value in use of long-lived assets associated with petrochemicals centers, the net present value of reserves is determined based on the following assumptions:

Processed volume	Variable because the load inputs are diverse
Rate of U.S. dollar	$20.6640 mxp/usd
Useful lives of the cash generating units	Average of 4 years

Discount rate	10.29% annually

The recoverable amount of assets is based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of December 31, 2016, the value in use of impairment fixed assets amounted to Ps. 4,148,373 in the petrochemicals centers Cangrejera and Independencia. Until December 31, 2016, the projection of cash flows was calculated based on a period of 4 years according to the useful life of each petrochemical center.

Cash generating unit of logistics

The cash generating units of PEMEX's logistics segments are pipelines, tankers, storage terminals and transportation equipment used for service, transport and storage of oil, oil products and petrochemicals.

Pemex Logistics calculates the recoverable amount of assets based on the value in use. The value in use for each asset is calculated based on cash flows, taking into consideration services income. As of December 31, 2016, the value in use amounted to Ps. 139,436,715. Until December 31, 2016, the projection of cash flows was calculated based on a period of 5 years. During 2016 the discount rate used was 12.63%.

As of December 31, 2016, reversal of impairment amounted Ps. (5,829,520), mainly due to improvements in operating costs.

Cash generating unit of ethylene

Pemex Ethylene calculates the recoverable amount of assets based on the value in use. The value in use for each asset is calculated based on cash flows, taking into consideration services income. As of December 31, 2016 the value in use of impairment fixed assets amounted to Ps. (1,276,510). During 2016 the discount rate used was 10.29%.

ii. As of December 31, 2015, PEMEX recognized an impairment of fixed assets in the amount of Ps. 477,944,688, mainly due to the decrease in cash flows as a result of the steep decline in crude oil prices, a higher discount rate, and a decrease in the period used to calculate future cash flows, which affected certainprojects.

Cash generating unit of exploration and production

The cash generating units of Pemex Exploration and Production are investment projects grouped from productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Crude oil average price	57.57 U.S. dollars/bl (2016-2034)

Gas average price	3.39 U.S. dollars/mpc (2016-2034)
Condensated average price	41.63 U.S. dollars/bl (2016-2034)
Total production	8,694 mm bpce
Average rate of U.S. dollar	$17.40 mxp/usd (2016-2034)
Production horizon	19 years
Discount rate	15.48% annually

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves (1P). The recoverable amount on each asset is the value in use. As of December 31, 2015 the value in use of impairment fixed assets amounted to Ps. 266,214,532. Until December 31, 2014, Pemex Exploration and Production based its estimates of long-term prices for proved reserves on a 25 year period for the projection of cash flows; however, due to changes in the applicable regulatory provisions as a result of the Energy Reform, as of January 1, 2015, the period used to estimate long-term prices was reduced to 20 years as a contractual limit. The discount rate used in 2015 was 15.48%, which included an assessment of factors of market risk, country risk, capital cost and cost of debt. Cash flows projections were determined based on the assumptions described above, presenting a declining rate of growth of Ps. 394,396,580. The main projects that were affected by this declining rate of growth were Cantarell, Aceite Terciario del Golfo, Crudo Ligero Marino, Antonio J. Bermudez and Burgos.

Cash Generating Units of industrial transformation

As of December 31, 2015, industrial transformation cash generating units recognized Ps. 76,442,079 of impairment of long-lived assets, mainly due to: an impairment of Ps. 75,724,859 in the cash generating unit of refining, an impairment of Ps. 325,200 in the cash generating unit of gas and an impairment of Ps.392,020 in the cash generating unit of petrochemicals.

Cash generating unit of refining

As a result of the Corporate Reorganization, the cash generating units of PEMEX's refining activities were redefined to those refineries located in the following strategic points of Mexico: Cadereyta, Minatitlán, Salamanca, Salina Cruz, Madero and Tula. The National Refinery System was previously a cash generating unit.

To determine the value in use of long-lived assets associated with refineries of the National Refinery System, the net present value of reserves was determined based on the following assumptions:

Crude oil average price	56.02 U.S. dollars per processed barrel (2016-2029)
Processed volume	204.4 mbd (2016-2029 average)
Average rate of U.S. dollar	$17.40 mxp/usd (2016-2029)
Useful lives of the cash generating units	Average of 14 years
Discount rate	13.72% annually

The recoverable amount of the refineries' assets is based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of December 31, 2015 the value in use of impairment fixed assets amounted to Ps. 1,801,000. Until December 31, 2015, the projection of cash flows was based on a period of 14 years. During 2015 the discount rate used was 13.72%.

As of December 31, 2015, the total impairment charge on long-lived assets was Ps. 75,724,859, including impairment charges of Ps. 53,890,967 recorded by the Minatitlán cash generating unit and Ps. 21,833,892 recorded by the Madero cash generating unit.

Cash generating unit of gas

The cash generating units of PEMEX's gas and petrochemicals activities are gas processing centers located in the following strategic points of Mexico: Ciudad Pemex, Cactus, Nuevo Pemex, La Venta, Coatzacoalcos, Matapionche, Poza Rica, Burgos and Arenque.

To determine the value in use of long-lived assets associated with gas processing centers, the net present value of reserves is determined based on the following assumptions:

Crude oil average price	$ 50.61 mxp per mdpc (2016-2029)
Processed volume	2,021 mmpcd of sour gas (2016-2029) 805 mmpcd of wet-sweet gas (2016-2029)
Average rate of U.S. dollar	$17.40 mxp/usd (2016-2029)
Useful lives of the cash generating units	Average of 11 years
Discount rate	9.52% annually

The recoverable amount of assets based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of December 31, 2015 the value in use of impairment fixed assets amounted to Ps. 235,000. Until December 31, 2015, the projection of cash flows was calculated based on a period of 13 years. During 2015 the discount rate used was 9.52%.

As of December 31, 2015, impairment of wells, pipelines, properties, plant and equipment includes an impairment charge on long-lived assets of Ps. 325,200 recorded by the Arenque cash generating unit.

Cash generating unit of petrochemicals

The cash generating units of PEMEX's petrochemicals segment are petrochemicals centers located in the following strategic points of Mexico: Independencia and Cangrejera.

The recoverable amount of assets based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of December 31, 2015 there was no value in use for these cash generating units. Until December 31, 2015, the projection of cash flows was calculated based on a period of 14 years. During 2015 the discount rate used was 8.84%.

As of December 31, 2015, impairment of wells, pipelines, properties, plant and equipment includes an impairment charge on long-lived assets of Ps. 392,020 recorded by the Cangrejera cash generating unit.

Cash generating unit of logistics

The cash generating units of PEMEX's logistics segments are pipelines, tankers, storage terminals and transportation equipment used for service, transport and storage of oil, oil products and petrochemicals. Cash generating units were redefined as a result of the Corporate Reorganization in 2015, prior to which they were part of cash generating units from The National Refinery System and imported products.

Pemex Logistics calculates the recoverable amount of assets based on the value in use. The value in use for each asset is calculated based on cash flows, taking into consideration services income. As of December 31, 2015 the value in use of impairment fixed assets amounted to Ps. 93,873,919. Until December 31, 2015, the projection of cash flows was calculated based on a period from 5 to 21 years. During 2015 the discount rate used was 8.42%.

As of December 31, 2015, impairment of wells, pipelines, properties, plant and equipment includes an impairment charge on long-lived assets of Ps. 5,829,519 recorded by the cash generating units mentioned above.

Cash generating unit of ethylene

Pemex Ethylene calculates the recoverable amount of assets based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration sales and services income. As of December 31, 2015 the value in use of impairment fixed assets amounted to Ps. 129,843. During 2015 the discount rate used was 7.28%.

As of December 31, 2015, impairment of wells, pipelines, properties, plant and equipment includes an impairment charge on long-lived assets of Ps. 1,276,510 recorded by the cash generating units mentioned above.

PEMEX's net-future cash flow projections are based on the best available estimations of revenues and expenses of the cash-generating units, using forecasts, past performances and market developement. PEMEX's annual budget and business plan set macroeconomic variables for each of the cash-generating units using real basis and including some variables, such as production volume, market prices, exchange rates, among other variables, which are used to quantify estimated income and expenses. Forecasts are prepared based on internal values and are updated based on changes to certain relevant information from external sources (mainly price predictions made by consultants and specialized entities).

The key value assumptions, which are the more sensitive variables used to calcultate net cash flows, and the general principles used to generate these assumptions are as follows:

i. Sales prices for oil and gas. The resulting prices are consistent with those used by PEMEX to make investing decisions and are based on observable prices in the international market from the date of the statement of financial position.

ii. Reserves and production programs. Proved reserves of oil and gas are estimated on the basis of oil and gas reserves as of December 31, 2016 adjusted to comply with applicable rules, with the framework established by the SEC and with the framework established by the Sociedad de Ingenieros Petroleros, taking into account the development plan. Productions programs are estimated on the basis of reserves, production levels in actual wells and development plans established for each productive field.

iii. Operating expenses and investments. Operating expenses and investments are calculated in the first year based on PEMEX's annual budget for the first year and subsequently updated in accordance with asset development programs. PEMEX does not include expenses related to enhancement of assets in order to carry out tests using value in accordance with IAS 36, "Impairment of Assets."

These future net cash flows estimates are discounted to their present value using discount rates for specific cash-generating units based on the currency in which they are denominated, their cash flows and risks associated with these cash flows. Discount rates are intended to reflect current market assessments

of the time value of money and the specific risks of each asset. Accordingly, various discount rates used take into account the country risk. To ensure calculations are consistent and avoid double counting, the cash flow projections do not take into account the risks that have already been incorporated in the discount rates used. The discount rates reflect current market conditions and the specific risks associated with these assets.

e. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments are expected to be compensated at their economic fair value. As of December 31, 2016, the carrying amount of the investments affected is as follows:

	Fields	Amount
Temporarily assigned fields	6	Ps. 2,107,126
Unassigned requested fields	44	12,077,947
Exploratory areas not assigned	14	843,960
Total		Ps.15,029,033

f. PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates until 2018.

As of December 31, 2013, PEMEX had entered into nine capital lease arrangements for drilling equipment. These leases expire on various dates over the next 10 years.

As of December 31, 2015, PEMEX had entered into certain capital lease arrangements for two offshore platforms. These leases expire on various dates over the next 10 years.

As of December 31, 2016 and 2015, assets acquired through these capital leases were as follows:

	2016	2015
Investment in tankers and drilling equipment	Ps. 11,142,197	Ps. 11,142,197
Less accumulated depreciation	(1,274,314)	(1,176,208)
	Ps. 9,867,883	Ps. 9,965,989

The liabilities relating to the assets listed above are payable in the years following December 31, 2016 as presented below:

Year	Pesos	U.S. dollars
2017	Ps. 2,037,107	U.S.$98,583
2018	1,941,756	93,968
2019	1,245,341	60,266
2020	1,245,341	60,266
2021	1,245,341	60,266
2022 and thereafter	3,499,546	169,355
	11,214,432	542,704
Less: short-term unaccrued interest	436,619	21,129
Less: long-term unaccrued interest	1,218,753	58,980
Total capital leases	9,559,060	462,595
Less: current portion of leases (excluding interest)	1,600,488	77,753

Total long-term capital leases	Ps. 7,958,572	U.S. $384,842

The capitalized interest expense from financial leases for the years ended December 31, 2016, 2015 and 2014 was Ps.500,654 Ps. 450,760 and Ps. 242,436, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i.7.96% rate in nominal terms (4.45% in real terms) as of December 31, 2016.
ii.7.96% rate in nominal terms (5.71% in real terms) as of December 31, 2015.
iii.7.96% rate in nominal terms (3.73% in real terms) as of December 31, 2014.

g. Certain infrastructure assets used for oil and gas activities are guaratees for the U.S. $1,100,000 and U.S. $600,000 sale and lease back agreements dated as of June 17, 2016 and July 8, 2016 (see Note 15).

h. As of December 31, 2016, certain fixed assets were reclassified as held-for-sale non-financial assets in the amout of Ps. 7,460,674 (see Note 9-b).

Disclosure of provisions [text block]

NOTE 18.PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2016 and 2015, the provisions for sundry creditors and others is as follows:

	2016	2015
Provision for plugging of wells (Note 12)	Ps. 64,967,710	Ps. 56,894,695
Provision for trails in process (Note 25)	15,119,692	12,775,263
Provision for environmental costs	8,230,476	3,521,838
	Ps. 88,317,878	Ps. 73,191,796

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells	
	2016	2015
Balance at the beginning of the year	Ps. 56,894,695	Ps. 52,460,749
Additions capitalized in fixed assets	(3,878,503)	5,067,782
Discount rate against income	11,968,966	(608,160)
Deductions	(17,448)	(25,676)
Balance at the end of the year	Ps. 64,967,710	Ps. 56,894,695

Trials in progress	
2016	2015

Balance at the beginning of the year	Ps.	12,775,263	Ps.	19,787,440
Additions against income		3,049,202		2,013,242
Discount rate against income		(632,806)		(2,608,494)
Deductions[1]		(71,967)		(6,416,925)
Balance at the end of the year	Ps.	15,119,692	Ps.	12,775,263

	Environmental costs			
	2016		2015	
Balance at the beginning of the year	Ps.	3,521,838	Ps.	6,174,754
Additions against income		6,118,454		1,087,867
Discount rate against income		(1,347,285)		(3,622,807)
Deductions		(62,531)		(117,976)
Balance at the end of the year[2]	Ps.	8,230,476	Ps.	3,521,838

[1]Deductions made during 2015 are the result of the agreement between PEMEX and Conproca achieved during the third quarter of 2015.

[2]PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

Provision for plugging of wells

PEMEX records a provision at present value for the future plugging cost of an oil production facility or pipeline at the time that it is built.

The plugging provision represents the present value of plugging costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual plugging costs in the long run will depend on future market prices for the necessary plugging work, which reflect market conditions at the time the work is being performed.

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas.

Disclosure of related party [text block]

NOTE 23.RELATED PARTIES

Balances and transactions with related parties are mainly due to: (i) sale and purchase of products, (ii) administrative services rendered and (iii) financial loans among related parties. The terms and conditions of transactions with related parties were no more favorable than those available to other parties on an arm's length basis.

Under the *Ley Federal de Responsabilidades Administrativas de los Servidores Públicos* (Federal Law of Administrative Responsibilities of Public Officials), which applies to PEMEX's directors and employees, PEMEX's directors and employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof."

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into agreements with Pemex-Refining, which are now obligations of Pemex Industrial Transformation, for the sale and purchase of gasoline and other products by certain retail service stations and a wholesale distributor, as well as the performance of other related activities. As of the date of these consolidated financial statements, Mr. Pedro Joaquín Coldwell as well as certain members of his family had the following ownership interests:

Company	Name	Ownership share
Servicio Cozumel, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S. A. de C. V. (which operates as a wholesale distributor)	Fideicomiso Testamentario[1]	57%
	Mr. Pedro Joaquín Coldwell	40%
Gasolinera y Servicios Juárez, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell	40%
	Fideicomiso Testamentario[2]	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%
Combustibles Caleta, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Fideicomiso Testamentario[3]	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%

Combustibles San Miguel, S. A. de C. V. (which operates a retail service station)	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%

[1]60% of these shares were owned by Fausto Nassim Joaquín Ibarra (father of Pedro Joaquín Coldwell), until his death in June of 2016, after which 57% of these shares became property of an investment, management and testamentary revocable trust, which is referred to as the Testamentary Trust. 50% of the voting rights of these shares are currently exercised by Mr. Pedro Oscar Joaquín Delbouis, and 50%are exercised by Mr. Nassim Joaquín Delbouis.

[2]40% of these shares were owned by Fausto Nassim Joaquín Ibarra until his death in June of 2016, after which these shares became property of the Testamentary Trust. 100% of the voting rights of these shares are currently exercised by Mr. Pedro Joaquín Coldwell.

[3]20% of these shares were owned by Fausto Nassim Joaquín Ibarra until his death in June of 2016, after which these shares became property of the Testamentary Trust. 50% of the voting rights of these shares are currently exercised by Mr. Pedro Oscar Joaquín Delbouis, and 50% are exercised by Mr. Nassim Joaquín Delbouis.

The rights of these companies to operate retail service stations and distribute gasoline and other products on a wholesale basis in Mexico are dependent on these agreements, the expiration or non-renewal of which may adversely affect their business. These agreements are based on PEMEX's standard forms of agreements and contain the standard terms and conditions applicable to all of Pemex Industrial Transformation's retail service stations and wholesale distributors.

a.Compensation of Directors and Officers

For the years ended December 31, 2016, 2015 and 2014, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 111,541, Ps. 116,930 and Ps. 79,831, respectively. Retirement and former employee benefits are granted as described in Note 17. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing Subsidiary Entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2016, 2015 and 2014to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing Subsidiary Entities was approximately Ps. 7,693, Ps. 17,899, and Ps. 12,599, respectively.

b.Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers' Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the *Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios* (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months' salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2016 was Ps. 7,436 and at December 31, 2015 was Ps. 5,765. The amount of salary advances outstanding to executive officers at April 15, 2017 was Ps. 8,147.

Disclosure of subsidiaries [text block]

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of December 31, 2016, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. (PMI Mar)(i)
- P.M.I. Services, B.V. (PMI SHO)(i)
- P.M.I. Holdings, B.V. (PMI HBV)(i)
- P.M.I. Trading, Ltd. (PMI Trading)(i)
- PEMEX Internacional España, S. A. (PMI SES)(i)
- P.M.I. Holdings Petróleos España, S.L. (HPE)(i)
- P.M.I. Services North América, Inc. (PMI SUS)(i)
- P.M.I. Holdings North América, Inc. (PMI HNA)(i)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA)(i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM)(i)(ii)
- PMI Field Management Resources, S.L. (FMR)(i)
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA)(i)
- Pro-Agroindustria, S. A. de C. V. (AGRO)(i)(iii)
- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND)(i)(iii)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID)(i)(iii)
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT)(i)(iv)
- PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG)(i)(iv)
- PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP)(i)(iv)
- PMI Midstream del Centro, S.A. de C.V. (PMI MC)(i)(iv)
- Pemex Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS)(i)
- Pemex Finance, Ltd. (FIN)(ii)
- Mex Gas Internacional, S.L. (MGAS)(v)
- Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V.(iii)(vi)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(vii)
- PMX Cogeneración Internacional, S.L. (MG COG)(viii)(x)
- PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(viii)
- PMX Fertilizantes Holding, S.A de C.V. (PMX FH)(viii)
- PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP)(viii)
- Grupo Fertinal (GP FER)(viii)
- Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(ix)

i. Member Company of the "PMI Subsidiaries".
ii. Non-controlling Interest Company.
iii. As of August 2014, these companies were included in the consolidated financial statements of PEMEX.
iv. As of February 2015, these companies were included in the consolidated financial statements of PEMEX.
v. Until May 2014, formerly Mex Gas International, Ltd.
vi. Until September 2015, formerly Instalaciones Inmobiliarias para Industrias, S.A. de C.V.
vii. As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
viii. As of June 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
ix. As of July 2016 this company was included in the consolidated financial statements of PEMEX.
x. Until October 2016, formerly Mex Gas Cogeneración S.L.

Disclosure of summary of significant accounting policies [text block]

NOTE 3. Significant accounting policies

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income, costs and expenses during the year.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(e) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Income taxes and duties;
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the years presented and followed by PEMEX in the preparation of its consolidated financial statements:

a. Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX's participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos' consolidated financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

These consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the consolidated statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 "Financial instruments: Recognition and Measurement" is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain,. PEMEX reassesses whether it has

correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. Transactions in foreign currency

In accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset´s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available-for-sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available- for-sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in profit or loss.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use

and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.
The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the costs and expenses in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker's individual account. PEMEX's contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services; they will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists on the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

- The deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a witholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income an expenses concepts that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the year associated with DFIs.

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the year.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the consolidated statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) non-current asset or disposal group of assets, is available for immediate distribution in their present conditions and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;
- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the consolidated financial statement of comprehensive income.

u. New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2016:

a)Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38"), to clarify acceptable methods of depreciation and amortization.

- The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.
- The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.
- The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

The amendments had no impact on these consolidated financial statements.

b)Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11"), to address accounting for interest acquisition in joint operations.

- The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

- The amendments also require disclosure of significant information required by IFRS 3.

- The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

- These amendments are not only applicable in an interest acquisition for a joint operation, but also apply when a business is contributed to the joint operation upon its creation.

The amendments had no impact on these consolidated financial statements.

c)Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5"). Change in distribution methods.

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for-distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments had no impact on these consolidated financial statements.

d)Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards (IFRS 1)."

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8").

The amendments had no impact on these consolidated financial statements.

e)Amendments to IAS 19, "Employee Benefits" ("IAS 19") Discount rate: issuing in a regional market.

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8.

The amendments had no impact on these consolidated financial statements.

v. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated financial statements but could have effect in subsequent PEMEX's financial information.

Amendments that will be applicable in 2017:

a)IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" ("IAS 12")

The IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects of IAS 12:

- Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary differences regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

- The carrying amount of an asset does not limit the estimation of probable future taxable profits.

- Estimates of future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

- An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

PEMEX is in the process of evaluating the impact that these standards will have on its consolidated financial statements.

b)Amendments to IAS 7 "Statement of Cash Flows" ("IAS 7")

The IASB issued amendments to IAS 7. The amendments are intended to clarify disclosure provided to the user of financial statements about an entity's financing activities.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities." It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfill the new disclosure requirements is to provide reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

c)IFRS 12 "Disclosure of Interest in Other Entities" ("IFRS 12") - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS 2014 - 2016 Cycle, which clarified the scope of IFRS 12, by specifying that the disclosure requirements apply to all subsidiaries, joint arrangements, associates and unconsolidated structured entities classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5, with certain exceptions.

The amendments are going to be applied restrospectively and are effective for annual periods beginning on or after January 1, 2017.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2018:

a)IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

The IASB issued the amendment to IFRS 15 to provide a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and

- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b)IFRS 9, "Financial Instruments" ("IFRS 9"(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

c)IAS 28 "Investments in Associates and Joint Ventures" ("IAS 28") - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS Cycle 2014 - 2016, which clarified that a venture capital organization or a mutual fund, unit trust and similar entities may elect, at initial recognition, to measure investment in an associate or joint venture at fair value through recognizing the changes in profits.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

d)Amendments to IAS 40 "Investment Property" ("IAS 40") - Transfers of Investment Property

These amendments were made to state that an entity transfer a property to, or from, investment property occurs when, and only when, there is evidence of a change of use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management's intentions for the use of a property by itself does not constitute evidence of a change in use.

Additionally, examples of evidence of a change in use were included.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

e)Interpretation of IFRIC 22 "Foreign Currency Transactions and Advance Considerations" (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

- there is consideration that is denominated or priced in a foreign currency;
- the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and
- the prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee concluded that:

- The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

- If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

IFRS 16, "Leases" ("IFRS 16")

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, "Leases and Guide interpretations."

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

- the standard does not include significant changes to the requirements for accounting by lessors.
  The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with Customers."

PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

w. Reclassifications

For comparison purposes, the following amounts in the consolidated financial statements as of December 31, 2015 were reclassified to add long-term notes receivable as a separate line item from other assets in the consolidated financial statements as of December 31, 2016.

Line item	December 31, 2015 (as previously reported)	Reclassification	December 31, 2015 (following reclasification)
Other assets	Ps. 57,407,660	Ps. (50,000,000)	Ps. 7,407,660
Long-term notes receivable	Ps. -	Ps. 50,000,000	Ps. 50,000,000

These reclassifications had no impact on PEMEX's total assets or liabilities.

Disclosure of trade and other receivables [text block]

NOTE 7.ACCOUNTS RECEIVABLE, NET

As of December 31, 2016 and 2015, accounts receivable and other receivables were as follows:

	2016	2015
Domestic customers, net	Ps. 41,884,579	Ps. 29,328,750
Export customers, net	34,859,341	17,131,455
Sundry debtors	18,736,922	10,837,297
Prepaid taxes	29,361,303	10,710,521
Employees and officers	6,054,251	5,523,740
Advances to suppliers	2,246,437	5,634,114
Insurance claims	38,497	43,490
Other accounts receivable	39,197	36,454
	Ps. 133,220,527	Ps. 79,245,821

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2016 and 2015:

	Domestic customers	
	2016	2015
1 to 30 days	Ps. 1,767,718	Ps. 620,034
31 to 60 days	658,456	28,278
61 to 90 days	263,447	(32,411)
More than 90 days	1,016,553	692,040
Past due	3,706,174	1,307,941
Impaired (reserved)	(458,428)	(667,883)
Unimpaired	3,247,746	640,058
Current	38,636,833	28,688,692
Total	Ps. 41,884,579	Ps. 29,328,750

	Export customers	
	2016	2015
1 to 30 days	Ps. 341,184	Ps. 323
31 to 60 days	6,824	425
61 to 90 days	35,372	37,239
More than 90 days	624,157	413,603
Past due	1,007,537	451,590
Impaired (reserved)	(374,699)	(312,004)
Unimpaired	632,838	139,586
Current	34,226,503	16,991,869
Total	Ps. 34,859,341	Ps. 17,131,455

Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers	
	2016	2015
Balance at the beginning of the year	Ps. (667,883)	Ps. (598,624)
Additions against income	(218,836)	(196,856)
Application against estimation	428,291	127,597
Balance at the end of the year	Ps. (458,428)	Ps. (667,883)

	Export customers	
	2016	2015
Balance at the beginning of the year	Ps. (312,004)	Ps. (309,252)
Additions against income	(25,931)	(119,819)
Aplication against estimation	-	145,811
Translation effects	(36,764)	(28,744)
Balance at the end of the year	Ps. (374,699)	Ps. (312,004)

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies [text block]

NOTE 3. Significant accounting policies

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income, costs and expenses during the year.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(e) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Income taxes and duties;
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the years presented and followed by PEMEX in the preparation of its consolidated financial statements:

a. Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX's participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos' consolidated financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

These consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the consolidated statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 “Financial instruments: Recognition and Measurement” is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date,

allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. Transactions in foreign currency

In accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset´s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available-for-sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available- for-sale financial asset is also objective evidence of impairment.
When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in profit or loss.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.
The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the

qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the costs and expenses in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though

no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker's individual account. PEMEX's contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services; they will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists on the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

- The deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a witholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income an expenses concepts that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the year associated with DFIs.

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the year.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the consolidated statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) non-current asset or disposal group of assets, is available for immediate distribution in their present conditions and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;

- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the consolidated financial statement of comprehensive income.

u. New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2016:

a)Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38"), to clarify acceptable methods of depreciation and amortization.

- The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.
- The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.
- The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

The amendments had no impact on these consolidated financial statements.

b)Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11"), to address accounting for interest acquisition in joint operations.

- The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

- The amendments also require disclosure of significant information required by IFRS 3.

- The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

- These amendments are not only applicable in an interest acquisition for a joint operation, but also apply when a business is contributed to the joint operation upon its creation.

The amendments had no impact on these consolidated financial statements.

c)Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5"). Change in distribution methods.

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for-distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments had no impact on these consolidated financial statements.

d)Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards (IFRS 1)."

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8").

The amendments had no impact on these consolidated financial statements.

e)Amendments to IAS 19, "Employee Benefits" ("IAS 19") Discount rate: issuing in a regional market.

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8.

The amendments had no impact on these consolidated financial statements.

v. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated financial statements but could have effect in subsequent PEMEX's financial information.
Amendments that will be applicable in 2017:

a)IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" ("IAS 12")

The IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects of IAS 12:

- Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary differences regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

- The carrying amount of an asset does not limit the estimation of probable future taxable profits.

- Estimates of future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

- An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

PEMEX is in the process of evaluating the impact that these standards will have on its consolidated financial statements.

b)Amendments to IAS 7 "Statement of Cash Flows" ("IAS 7")

The IASB issued amendments to IAS 7. The amendments are intended to clarify disclosure provided to the user of financial statements about an entity's financing activities.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities." It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfill the new disclosure requirements is to provide reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

c)IFRS 12 "Disclosure of Interest in Other Entities" ("IFRS 12") - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS 2014 - 2016 Cycle, which clarified the scope of IFRS 12, by specifying that the disclosure requirements apply to all subsidiaries, joint arrangements, associates and unconsolidated structured entities classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5, with certain exceptions.

The amendments are going to be applied restrospectively and are effective for annual periods beginning on or after January 1, 2017.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2018:

a)IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

The IASB issued the amendment to IFRS 15 to provide a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b)IFRS 9, "Financial Instruments" ("IFRS 9"(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

c)IAS 28 "Investments in Associates and Joint Ventures" ("IAS 28") - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS Cycle 2014 - 2016, which clarified that a venture capital organization or a mutual fund, unit trust and similar entities may elect, at initial recognition, to measure investment in an associate or joint venture at fair value through recognizing the changes in profits.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

d)Amendments to IAS 40 "Investment Property" ("IAS 40") - Transfers of Investment Property

These amendments were made to state that an entity transfer a property to, or from, investment property occurs when, and only when, there is evidence of a change of use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management's intentions for the use of a property by itself does not constitute evidence of a change in use.

Additionally, examples of evidence of a change in use were included.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

e)Interpretation of IFRIC 22 "Foreign Currency Transactions and Advance Considerations" (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

- there is consideration that is denominated or priced in a foreign currency;
- the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and
- the prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee concluded that:

- The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

- If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

IFRS 16, "Leases" ("IFRS 16")

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, "Leases and Guide interpretations."

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;
- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and
- the standard does not include significant changes to the requirements for accounting by lessors.
  The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with Customers."

PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

w. Reclassifications

For comparison purposes, the following amounts in the consolidated financial statements as of December 31, 2015 were reclassified to add long-term notes receivable as a separate line item from other assets in the consolidated financial statements as of December 31, 2016.

Line item	December 31, 2015 (as previously reported)	Reclassification	December 31, 2015 (following reclasification)
Other assets	Ps. 57,407,660	Ps. (50,000,000)	Ps. 7,407,660
Long-term notes receivable	Ps. -	Ps. 50,000,000	Ps. 50,000,000

These reclassifications had no impact on PEMEX's total assets or liabilities.

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting [text block]

See notes about anual financial reporting in Section 800500 Notes - List of notes and Section 800600 Notes - List of accounting policies

Dividends paid, ordinary shares

0

Dividends paid, other shares

0

Dividends paid, ordinary shares per share

0

Dividends paid, other shares per share

0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 29, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to our lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.